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TABLE OF CONTENTS 2

Confidential draft no. 2 submitted to the Securities and Exchange Commission on November 12, 2014.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SteadyMed Ltd.
(Exact name of registrant as specified in its charter)

Israel (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

SteadyMed Ltd.
5 Oppenheimer Street
Rehovot 7670105, Israel
+972-3-6449556
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Jonathan M.N. Rigby
President and Chief Executive Officer
SteadyMed Therapeutics, Inc.
2410 Camino Ramon
San Ramon, California 94583
(925) 272-4999
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

James C. Kitch Michael E. Tenta Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000	Cheryl V. Reicin Mile T. Kurta Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, New York 10036 (212) 880-6000

            Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Ordinary shares, nominal value NIS 0.01 per share	$	$

(1)
Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS	Subject to Completion, Dated , .

                   Shares

Ordinary shares

          This is an initial public offering of ordinary shares of SteadyMed Ltd.

          SteadyMed is offering                 ordinary shares to be sold in the offering. Prior to this offering, there has been no public market for our ordinary shares. It is currently estimated that the initial public offering price per share will be between $             and $             . We intend to apply to have our ordinary shares listed on the NASDAQ Global Market under the symbol "STDY."

          We are an "emerging growth company" as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

          Investing in our ordinary shares involves risks. See "Risk Factors" beginning on page 11 to read about factors you should consider before buying our ordinary shares.

	Per Share	Total
Initial price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to SteadyMed(1)	$	$

(1)
See "Underwriting" for additional disclosure regarding underwriting commissions and expenses.

          To the extent that the underwriters sell more than                 ordinary shares, the underwriters have the option to purchase up to an additional                 shares from us at the initial public offering price less the underwriting discount.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

          The underwriters expect to deliver the shares against payment in New York, New York on                 ,            .

Wells Fargo Securities	RBC Capital Markets
JMP Securities

Prospectus dated                            ,             .

          We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus is current only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

          No action is being taken in any jurisdiction outside the United States to permit a public offering of our ordinary shares or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

          This document has been prepared on the basis that any offer of shares in Israel will be made pursuant to an exemption under Israeli securities law, as applicable, from the requirement to publish a prospectus for offers of shares and does not constitute an offer or solicitation to anyone to purchase shares in any jurisdiction in which such offer or solicitation is not authorized nor to any person to whom it is unlawful to make such an offer or solicitation.

i

 PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our ordinary shares, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included in this prospectus.

          Unless the context otherwise requires, we use the terms "SteadyMed," "company," "we," "us" and "our" in this prospectus to refer to SteadyMed Ltd. and, where appropriate, our consolidated subsidiary, SteadyMed Therapeutics, Inc.

Company Overview

          We are a specialty pharmaceutical company focused on the development and commercialization of therapeutic product candidates that address the limitations of market-leading products in certain orphan and other well-defined, high-margin specialty markets. Orphan markets involve rare diseases or conditions and, in the United States, orphan drug designation may be available for a drug intended to treat a rare disease that affects fewer than 200,000 individuals in the United States.

          Our primary focus is to obtain approval for the sale of Trevyent® for the treatment of pulmonary arterial hypertension, or PAH. We are also developing two product candidates for the treatment of post-surgical and acute pain in the home setting. Our product candidates are enabled by our proprietary PatchPump®, which is a discreet, water-resistant and disposable drug administration technology that is aseptically pre-filled with liquid drug at the site of manufacture and pre-programmed to deliver an accurate, steady flow of drug to a patient, either subcutaneously or intravenously.

          Our lead product candidate, Trevyent, is being developed for the treatment of PAH, a progressive orphan disease that may eventually lead to heart failure and premature death. Approximately 30,000 patients in the United States are currently diagnosed with PAH. Trevyent is designed to provide an effective alternative for PAH patients that overcomes the limitations associated with the administration of the current market-leading prostacyclin PAH therapy, Remodulin® (treprostinil sodium), which is produced by United Therapeutics Corporation. The annual cost of Remodulin is reported to be between approximately $125,000 and $175,000 per patient and United Therapeutics generated Remodulin revenues of $491.2 million in 2013.

          Although Remodulin is an effective treatment for PAH and there are approximately 24,000 patients in the United States eligible for Remodulin therapy, we believe only approximately 3,000 are receiving Remodulin. We believe its use is limited in part because the day-to-day method of delivery is burdensome and inconvenient for patients and caregivers. We believe Trevyent will provide a better alternative for PAH patients and expand the number of patients receiving treprostinil therapy.

          Trevyent is specifically designed to address the profound social, practical and emotional impact that PAH has on the lives of patients and their families and caregivers. It will deliver a preservative-free formulation of treprostinil using our ready-to-go, compact and disposable PatchPump. Trevyent is aseptically pre-filled with drug and pre-programmed with the required delivery rate at the site of manufacture. It is water-resistant and does not require any filling or programming by the patient or caregiver.

          We plan to manufacture registration stability lots of Trevyent in the first half of 2015 and expect to submit a New Drug Application, or NDA, for Trevyent to the U.S. Food and Drug Administration, or FDA, in the second half of 2015. Additionally, we expect to submit a Marketing Authorization Application, or MAA, to the European Medicines Agency, or EMA, in the first half of 2016 in collaboration with one or more partners.

          Drugs intended to treat PAH have previously received orphan drug designation and the population in the United States suffering from this condition has not exceeded 200,000. We intend to seek orphan drug designation for Trevyent for the treatment of PAH in the United States and other jurisdictions to the extent available.

          Because PAH is an orphan indication with fewer than 200 treatment centers in the United States, we believe we can effectively market Trevyent in the United States with a commercial organization of approximately 25 people. In Europe, we anticipate commercializing Trevyent in collaboration with one or more partners.

          In addition to Trevyent, we have two product candidates for the treatment of post-surgical and acute pain in the home setting: bupivacaine PatchPump for local anesthesia post-surgery and ketorolac PatchPump for short-term management of moderately severe acute pain. We refer to these as at home patient analgesia, or AHPA, product candidates. Similar to Trevyent, our AHPA product candidates will be aseptically pre-filled and pre-programmed at the site of manufacture to provide an accurate, steady rate of infusion of drug to a patient over a pre-specified period of time using our discreet, water-resistant and disposable PatchPump technology.

          We are planning to submit Investigational New Drug Applications, or INDs, for bupivacaine AHPA and ketorolac AHPA in the second half of 2015. We plan to conduct pharmacokinetic, or PK, studies and a registration trial prior to NDA and MAA submission for each product candidate. We anticipate submitting NDAs and MAAs for each of these product candidates in 2017. We also intend to market these product candidates directly through our specialty sales force in the United States and in Europe and other non-U.S. territories with one or more partners.

          All of our product candidates are being developed for sale in the United States under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FFDCA, which allows the submission of an NDA where information required for approval comes from scientific literature and publicly available information contained in the labeling of a listed drug, as well as from the FDA's previous findings of safety and efficacy for such listed drug.

          The table below summarizes our estimated timing of the clinical and regulatory milestones for our current product candidates:

Product Candidate	Indication	IND Submission	Clinical Trials	NDA Submission	MAA Submission
Trevyent	PAH	—	—	Second Half 2015	First Half 2016
Bupivacaine AHPA	Local Anesthesia Post-Surgery	2015	Second Half 2015 and 2016	2017	2017
Ketorolac AHPA	Moderately Severe Acute Pain	2015	Second Half 2015 and 2016	2017	2017

Our Strategy

          We plan to leverage our proprietary PatchPump technology to develop and commercialize differentiated pharmaceutical products that offer significant benefits over existing commercially successful yet often inadequate treatment options in select specialty markets.

          The key elements of our strategy are:

  •
  Obtain approval for the sale of Trevyent in the United States and establish a small, specialty sales force to promote the unique benefits of Trevyent as a preferred alternative to Remodulin;

  •
  Conduct post-approval studies designed to drive the rate of Trevyent market adoption, including increasing the number of PAH patients receiving treprostinil therapy;

  •
  Obtain approval for the sale of our AHPA product candidates in the United States;

  •
  Secure one or more partners in Europe for the approval and commercialization of Trevyent and our AHPA product candidates;

  •
  Expand our product portfolio with additional product candidates that provide significant benefits over market-leading therapies through the combination of existing approved drugs and our proprietary PatchPump technology; and

  •
  Create additional value by licensing our PatchPump technology to pharmaceutical and biopharmaceutical companies for their large volume (greater than 2 mL), high value small molecules or biologic drugs.

Pulmonary Arterial Hypertension (PAH)

Market Overview

          PAH is an orphan disease with no known cure, which is progressive and life-threatening and severely impacts and restricts the lives of patients on a daily basis. Approximately 30,000 individuals in the United States are currently diagnosed with PAH and we believe there are many more who remain undiagnosed. Diagnosis is difficult, but as awareness of PAH grows and diagnosis improves, the number of patients requiring PAH therapy will continue to increase.

          Oral therapies are commonly prescribed as first-line treatments for the least severely ill patients. As patients progress in their disease severity, inhaled therapies are added to oral therapy. When the disease progresses even further, infused prostacyclin therapies such as Remodulin are frequently added to oral therapy. PAH patients have reduced levels of prostacyclin, a naturally occurring substance that has the effect of relaxing pulmonary blood vessels. Since prostacyclin analogues mimic the effects of prostacyclin, they have become an established treatment for PAH. While we estimate that approximately 24,000 of the patients in the United States currently diagnosed with PAH are eligible for the market-leading prostacyclin therapy, Remodulin, we believe only approximately 3,000 are receiving Remodulin therapy. We believe more patients would receive treprostinil treatment if a more convenient and simple alternative to existing prostacyclin therapies were available.

Limitations of Current Therapies

          Remodulin is provided to patients in a multi-use liquid vial and delivered subcutaneously or intravenously, 24 hours a day, every day, via pumps that are not specifically designed for Remodulin or PAH therapy. We believe this results in current therapies having numerous limitations, including the following:

  •
  Complex dose calculation and delivery rate programming;

  •
  Multiple precise steps needed to prepare refills;

  •
  Unpredictable length of infusion time between refills;

  •
  Restricts patient daily activities and lifestyle choices; and

  •
  Requires aseptic preparation and filling techniques.

          For subcutaneous Remodulin therapy, the patient or caregiver must transfer the drug from a vial, using a special connector, into a disposable reservoir, which is then inserted into a non-disposable and complicated-to-use insulin infusion pump, which is attached to the patient via a long tube and catheter. These pumps also require detailed manual programming and some are not water-resistant. Because Remodulin needs to be transferred from a vial to a reservoir multiple times, it is formulated with the preservative meta-cresol, which is a known skin irritant. We believe the infusion site pain reported in

85% of patients receiving subcutaneous Remodulin therapy to be potentially associated with or exacerbated by the presence of meta-cresol in the Remodulin formulation.

          For intravenous Remodulin therapy, the delivery systems are larger than the insulin pumps typically used for subcutaneous therapy and require even more complex dose calculations and programming. They also include a larger drug reservoir that requires patients to precisely mix Remodulin with diluent, sometimes multiple times per day or night that may lead to dosing errors and the associated side effects or return of PAH symptoms. Patients must also take care to use aseptic techniques when completing the preparation of intravenous treprostinil as contaminated filling can result in infection which can lead to sepsis and hospitalization.

Our Solution — Trevyent

          We believe Trevyent will improve the daily lives of patients because it offers a simple, effective and more convenient administration of treprostinil for subcutaneous or intravenous treatment for PAH patients. Trevyent is an all-in-one product that combines our proprietary preservative-free formulation of treprostinil with our proprietary PatchPump technology. PatchPump is a discreet, water-resistant and disposable drug administration technology that is aseptically pre-filled with sterile liquid drug at the site of manufacture and pre-programmed to deliver an accurate, steady flow of drug to a patient for 48 hours.

          The key benefits of Trevyent are:

  •
  Convenient and ready-to-go;

  •
  No patient or caregiver dose programming required;

  •
  Predictable, 48-hour continuous dosing period;

  •
  Compact and water-resistant; and

  •
  Offers patient reassurance by providing patients with audible and visual feedback.

          In the United States, we plan to price Trevyent competitively between $125,000 and $175,000 per patient per year.

At Home Patient Analgesia (AHPA)

Market Overview

          Over 70 million surgeries are performed annually in the United States. The inability to effectively manage post-surgical pain can delay recovery from surgery and may result in an increased length of hospital stay, increased hospital readmission rates and higher healthcare costs. Despite the introduction of new pain management modalities, both patients and their health care providers continue to face issues with treating post-surgical pain in the home setting. In one study, 80% of patients experienced post-surgical pain, with 86% of those patients characterizing their pain as moderate, severe or extreme.

Limitations of Current Therapies

          Most surgical patients experience post-surgical pain, and up to approximately 75% of these patients experience inadequate pain relief. This can negatively affect patient outcomes, as recovery time is increased and longer hospital stays and readmissions, are required, thereby increasing non-reimbursed hospital costs. The current treatment of post-surgical pain may include wound infiltration with local anesthetics combined with the administration of opioid and non-steroidal anti-inflammatory drug, or NSAID, analgesics. Opioids are effective analgesics, but they can also cause many undesirable side effects such as sedation, nausea and vomiting and inhibition of bowel function, among others. Respiratory depression is a possible life-threatening complication of opioids and they are also potentially addictive. Ketorolac, a potent NSAID, does not have all the same side effects, but must be initiated by intravenous infusion or multiple times per day intra-muscular injection in the hospital setting, which we believe limits its use. Elastomeric pumps, like the On-Q® PainBuster®, are commonly used to deliver bupivacaine for local anesthesia, are approximately the size of a grapefruit and require the drug to be compounded and filled at the hospital pharmacy.

          A sustained-release injectable bupivacaine product, Exparel, is also used to provide analgesia local to the wound post-surgery but has only been shown to be effective for up to 24 hours.

Our Solutions — Bupivacaine AHPA and Ketorolac AHPA

          Our bupivacaine AHPA product candidate is being designed to deliver a local anesthetic directly to the wound site through infusion for a three to five day period in the home setting to provide local pain relief after minor surgery in the ambulatory hospital setting.

          Our ketorolac AHPA product candidate combines ketorolac with our proprietary PatchPump, including an integrated cannula, for subcutaneous administration of around-the-clock analgesia at the opioid level in the home setting for a three to five day period without the need to initiate therapy with intravenous or multiple intramuscular injections in the hospital.

Risk Factors Summary

          Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled "Risk Factors" immediately following this prospectus summary. These risks include, among others, the following:

  •
  Our success depends heavily on the successful development, regulatory approval and commercialization of our lead product candidate, Trevyent, as well as our At Home Patient Analgesia, or AHPA, product candidates;

  •
  If the FDA does not conclude that Trevyent or our AHPA product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for Trevyent or our AHPA product candidates under Section 505(b)(2) are not as we expect, the approval pathway would likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated and in either case may not be successful;

  •
  We are required to make certifications with respect to certain patents listed in the FDA Orange Book. If the owner of those patents initiates a lawsuit against us, the approval pathway would likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated;

  •
  The regulatory approval processes of the FDA and comparable authorities outside the United States are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed;

  •
  Even if Trevyent, our AHPA product candidates and our other future product candidates receive regulatory approval, they may fail to achieve the degree of market acceptance by physicians, pharmacies, hospital administrators, patients, caregivers, healthcare payors and others in the medical community necessary for commercial success;

  •
  Trevyent and our AHPA product candidates have never been manufactured on a commercial scale, and there are risks associated with scaling up manufacturing to commercial scale;

  •
  Trevyent may fail to offer material commercial advantages over other injectable prostacyclin therapies;

  •
  We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do;

  •
  We rely, or intend to rely, on third parties to manufacture Trevyent and our AHPA product candidates. The development and commercialization of our product candidates could be stopped or delayed if any such third party fails to provide us with sufficient quantities of product or fails to do so at acceptable quality levels or prices or fails to maintain or achieve satisfactory regulatory compliance;

  •
  We will need to rely on third-party specialty channels to distribute Trevyent to patients. If we are unable to effectively establish and manage this distribution process, the commercial launch and sales of Trevyent may be delayed or compromised;

  •
  We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future;

  •
  If we are unable to obtain or protect intellectual property rights related to our product candidates, we may not be able to compete effectively in our market; and

  •
  We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of our ordinary shares.

Our Corporate Information

          We were incorporated under the laws of Israel in 2005. Our principal executive offices in the United States are located at 2410 Camino Ramon, Suite 285, San Ramon, California 94583, and our principal executive offices in Israel are located at 5 Oppenheimer Street, Rehovot, Israel 7670105. Our telephone number in San Ramon is (925) 272-4999, and our telephone number in Rehovot, Israel is +972-3-6449556. Our website address is www.SteadyMed.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

          "SteadyMed," the SteadyMed logo and other trademarks or service marks of SteadyMed Ltd. appearing in this prospectus are the property of SteadyMed Ltd. and its subsidiary. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders. We do not intend our use of display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

          All photographs and illustrations appearing in this prospectus are for illustrative purposes only. Any person depicted in a photograph is a model and any surgical wounds depicted are simulated for illustrative purposes only.

 The Offering

Ordinary shares offered by us	shares
Over-allotment option	shares
Ordinary shares to be outstanding after this offering	shares
Use of proceeds

We estimate the net proceeds to us from this offering to be approximately $          million, assuming an initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. See the section of the prospectus captioned "Use of Proceeds."

We intend to use the net proceeds from this offering primarily for the further development, manufacturing and commercialization of our existing product candidates as well as for general corporate purposes, including working capital, general and administrative matters and capital expenditures. We expect to use approximately $           million of the net proceeds from the offering to fund short-term Phase 1 trials to evaluate the performance and safety of our AHPA product candidates in approximately 20 to 30 healthy volunteers and to establish a pharmacokinetic relationship between our AHPA product candidates and the applicable approved reference listed product. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, drug products or businesses or to obtain rights to such complementary technologies, drug products or businesses. There are no such transactions under consideration at this time.

Directed Share Program

At our request, the underwriters have reserved up to             ordinary shares, or approximately         % of the shares being offered by this prospectus (excluding the additional shares of ordinary shares that may be issued upon the underwriters' exercise of their option to purchase shares), for sale at the initial public offering price to our directors, officers and employees and certain other persons associated with us, as designated by us.

The number of shares available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. For further information regarding our directed share program, please see "Underwriting."

Risk factors

See "Risk Factors" beginning on page 11 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Proposed NASDAQ Global Market symbol	"STDY"

          The number of our ordinary shares to be outstanding after this offering is based on 841,364 ordinary shares outstanding as of September 30, 2014, and excludes the following shares:

  •
  an aggregate of 117,676 ordinary shares issuable upon the exercise of outstanding options to purchase our ordinary shares issued pursuant to our 2009 Stock Option Plan and our 2013 Stock Incentive Subplan, at a weighted-average exercise price of $28.00 per share;

  •
  an aggregate of 8,551 ordinary shares reserved for future issuance under our 2009 Stock Option Plan and our 2013 Stock Incentive Subplan; and

  •
  an aggregate of 92,000 ordinary shares issuable upon the exercise of warrants, at a weighted-average exercise price of $54.22 per share.

          Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

  •
  the effectiveness of our restated articles of association prior to the completion of this offering, which will replace our articles of association currently in effect;

  •
  the conversion of all outstanding convertible preferred shares into an aggregate of 776,561 ordinary shares upon the completion of this offering;

  •
  a forward share split of             -for-             of our shares effected on                        ,         ; and

  •
  no exercise by the underwriters of their option to purchase up to             additional ordinary shares in this offering.

 Summary Consolidated Financial Data

          You should read the summary consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the section of this prospectus captioned "Selected Consolidated Financial and Other Data" and the consolidated financial statements and related notes.

          We have derived the consolidated statements of comprehensive loss data for the fiscal years ended December 31, 2012 and 2013 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of comprehensive loss data for the nine months period ended September 30, 2013 and September 30, 2014 and consolidated balance sheet data as of September 30, 2014 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			(unaudited)
	(in thousands, except per share data)
Operating expenses:
Research and development	$2,745	$6,436	$4,187	$9,133
Marketing	225	511	369	747
General and administrative	1,174	1,574	1,196	1,298

Total operating loss	4,144	8,521	5,752	11,178

Financial expense (income), net	(92)	(761)	81	1,946

Loss before taxes on income	4,052	7,760	5,833	13,124

Taxes on income	28	97	59	212

Net loss	4,080	7,857	5,892	13,336

Net loss per share:
Basic and diluted net loss per ordinary share	$(79.10)	$(148.18)	$(110.60)	$(240.3)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	64,752	64,752	64,752	64,758

Basic and diluted pro forma net loss per ordinary share (unaudited)(1):		$(13.33)		$(15.63)

Weighted average number of ordinary shares used in computing basic and diluted pro forma net loss per ordinary share(1):		589,639		852,873

	As of September 30, 2014
	Actual	Pro Forma(2)	Pro Forma, As Adjusted(3)
	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data(4)(5):
Cash and cash equivalents	$11,049	$11,049
Working capital	8,552	8,552
Total assets	14,876	14,876
Convertible preferred shares	35,669	—
Total shareholders' equity (deficit)	(30,668)	10,017

(1)
Pro forma basic and diluted net loss per share represents net loss divided by the pro forma weighted-average ordinary shares outstanding. Pro forma weighted-average shares outstanding reflects the conversion of preferred shares into ordinary shares as though the conversion had occurred on the earlier of the first day of the relevant period or the issuance date.

(2)
The pro forma balance sheet data reflects (1) the exercise of all outstanding warrants to purchase preferred shares and (2) the conversion of preferred shares into ordinary shares as though the conversion had occurred on the earlier of the first day of the relevant period or the issuance date. Please refer to Note 2(d) in the consolidated financial statements for the assumptions made in respect of the pro forma shareholders' equity.

(3)
The pro forma as adjusted balance sheet data reflects the items described in footnote (1) above and, on an as adjusted basis, our sale of              ordinary shares that we are offering at the assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting fees and commissions and estimated offering expenses payable by us.

(4)
The pro forma as adjusted information presented in the summary balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $              per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, working capital, total assets and total shareholders' deficit on a pro forma as adjusted basis by approximately $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase or decrease by              shares in the number of shares offered by us would increase or decrease each of cash and cash equivalents, working capital, total assets and total shareholders' deficit by approximately $               million, assuming that the assumed initial price to public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(5)
If the underwriters exercise their over-allotment option in full, there would be no change in pro forma adjusted cash and cash equivalents, working capital, total assets or total shareholders' deficit.

RISK FACTORS

          Investing in our ordinary shares involves a high degree of risk. You should consider carefully the following risks, together with all the other information in this prospectus, including our financial statements and notes thereto, before you invest in our ordinary shares. If any of the following risks actually materializes, our operating results, financial condition and liquidity could be materially adversely affected. As a result, the trading price of our ordinary shares could decline and you could lose part or all of your investment.

Risks Related to the Development and Commercialization of our Product Candidates

Our success depends heavily on the successful development, regulatory approval and commercialization of our lead product candidate, Trevyent, as well as our At Home Patient Analgesia, or AHPA, product candidates.

          We do not have any products that have been granted regulatory approval. We cannot commercialize Trevyent, our AHPA product candidates or any future product candidates in the United States without first obtaining regulatory approval for the product from the FDA, nor can we commercialize Trevyent, our AHPA product candidates or any future product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. The FDA review process typically takes years to complete and approval is never guaranteed. As a result, our near-term prospects, including our ability to finance our operations and generate revenue, are substantially dependent on our ability to obtain regulatory approval for and, if approved, to successfully commercialize Trevyent and our AHPA product candidates in a timely manner.

          Obtaining regulatory approval for marketing of any product candidate in one country does not ensure we will be able to obtain regulatory approval in other countries, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries.

          Further, because Trevyent combines a drug product and a delivery device, the approval of Trevyent by a regulatory authority would require the review of components that are regulated under different types of regulatory requirements. The need for oversight and review by different bureaus/centers within the regulatory authority could result in time delays with respect to the anticipated marketing approval for Trevyent and additional costs in development and preparation of responses to the regulatory authority while our product submissions are under review.

          Even if we were to successfully obtain approval for one or more of our product candidates from the FDA and comparable regulatory authorities outside the United States, any approval might contain significant limitations related to use restrictions or may be subject to burdensome and costly post-approval study or risk management requirements. If we are unable to obtain regulatory approval for our product candidates in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding or generate sufficient revenue to continue our operations. Also, any regulatory approval of our product candidates, once obtained, may be withdrawn by the regulatory authority. Furthermore, even if we obtain regulatory approval, commercial success will depend on how successfully we are able to address a number of challenges, including the following:

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  development of our own commercial organization and establishment of commercial collaborations with partners;

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  establishment of commercially viable pricing and obtaining approval for adequate reimbursement from third-party and government payors;

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  the ability of our third-party manufacturers to manufacture quantities of Trevyent and our other product candidates using commercially viable processes at a scale sufficient to meet anticipated demand and that are compliant with applicable regulations;

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  our success in educating physicians, other health care professionals and patients about the benefits, administration and use of Trevyent and our other product candidates;

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  the availability, actual advantages, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments; and

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  the effectiveness of our own or our potential commercial collaborators' marketing, sales and distribution strategy and operations.

          Many of these factors are beyond our control. If we or any commercialization partners are unable to successfully commercialize Trevyent and our other AHPA product candidates, we may not be able to earn sufficient revenues to continue our business.

If the FDA does not conclude that Trevyent or our AHPA product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for Trevyent or our AHPA product candidates under Section 505(b)(2) are not as we expect, the approval pathway would likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated and in either case may not be successful.

          We intend to seek FDA approval through the Section 505(b)(2) regulatory pathway for Trevyent and our AHPA product candidates. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act or Section 505(b)(2). Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference.

          If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval, and complications and risks associated with FDA approval, would substantially increase. We may need to obtain additional funding, which could result in significant dilution to the ownership interests of our then existing shareholders to the extent we issue equity securities or convertible debt. We cannot assure you that we would be able to obtain such additional financing on terms acceptable to us, if at all. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive products reaching the market faster than our product candidates, which could materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that Trevyent or our AHPA product candidates will receive the requisite approvals for commercialization.

          In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, some pharmaceutical companies and others have objected to the FDA's interpretation of Section 505(b)(2). For example, several companies have previously petitioned the FDA regarding the constitutionality of allowing others to rely upon FDA findings that are based on their proprietary data. If the FDA's interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its 505(b)(2) policies and practices, which could require that we generate full data regarding safety and effectiveness for previously approved active ingredients and delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). We also intend to seek approval of bupivacaine PatchPump and the ketoralac PatchPump through the Section 505(b)(2) regulatory pathway. These product candidates are at an earlier stage of development than Trevyent and are subject to even greater uncertainty, over what we must do on our development program in order to secure approval under Section 505(b)(2).

We are required to make certifications with respect to certain patents listed in the FDA Orange Book. If the owner of those patents initiates a lawsuit against us, the approval pathway would likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated.

          Because we are filing a Section 505(b)(2) NDA with the FDA, we are required to make certifications concerning any patents listed for the reference drug product in the FDA list of Approved Drug Products with Therapeutic Equivalence Evaluations, commonly referred to as the Orange Book. The reference drug product for Trevyent is Remodulin, and there are currently six patents published in the Orange Book in connection with Remodulin. As such, we will be required to make certifications with respect to the listed patents, including in some instances that Trevyent will not infringe the listed patents and/or that the listed patents are invalid and/or unenforceable. The owner of the listed patents may initiate a patent infringement lawsuit in response to the certifications, which would automatically prevent the FDA from approving the NDA for Trevyent until the earlier of 30 months after the patent holder's receipt of the certifications, expiration of the listed patents, or a decision in the infringement lawsuit favorable to us. If the patent owner initiates an infringement lawsuit, the marketing approval of Treyvent in the United States could be significantly delayed and we may face significant costs in defense of the lawsuit. There is no guarantee that we would be successful in defending a patent infringement case, and if we are not successful, the FDA cannot grant approval for Trevyent under Section 505(b)(2) until all listed patents have expired. Accordingly, the proposed time frame for marketing approval of Trevyent may be delayed by as long as 30 months, pursuant to an automatic stay. This delay could have a significant material adverse effect on our business, prospects and financial condition. Moreover, if there is an adverse outcome in a patent infringement lawsuit, it could result in substantial damages and an inability to market Trevyent until 2029, the latest expiration date of all listed patents.

          United Therapeutics Corporation, the owner of the patents published in the Orange Book in connection with Remodulin, filed a lawsuit against Sandoz, Inc. ("Sandoz") based on Sandoz's earlier submission of its abbreviated NDA, or ANDA, to the FDA and its certification with respect to the Remodulin patents. On August 29, 2014, the court found that Sandoz infringed one of the patents, patent 6765117, and that the effective date of any FDA approval for Sandoz to sell its generic version of Remodulin should be no earlier than the expiration of that patent, which is scheduled to expire on October 24, 2017. The court also found that Sandoz did not infringe another of the asserted patents. The decision is being appealed. United Therapeutics also filed a lawsuit against Teva Pharmaceuticals USA, Inc. on September 2, 2014, alleging infringement of five United Therapeutics patents based on Teva's submission of its ANDA to the FDA seeking approval of a generic form of Remodulin. The case is pending in the United States District Court for the District of New Jersey, the same court that decided the Sandoz matter.

          An ANDA applicant, such as Teva and Sandoz, is required to have the same labeling to the referenced listed drug, Remodulin; a 505(b)(2) NDA applicant is not. We are not seeking approval as a generic to be automatically substituted for Remodulin, as would be the case for ANDAs. While the likelihood of United Therapeutics filing suit is therefore not determined by their actions with respect to Sandoz and Teva, there can be no assurances that a lawsuit will not be filed against us.

The regulatory approval processes of the FDA and comparable authorities outside the United States are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

          The time required to obtain approval by the FDA and comparable authorities outside the United States is unpredictable and typically takes many years. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

          Our product candidates could fail to receive regulatory approval for many reasons, including the following:

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  the FDA or comparable foreign regulatory authorities may disagree with the design, scope or implementation of any clinical trials that we propose to conduct or require us to conduct additional clinical trials;

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  we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

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  we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

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  the FDA or comparable regulatory authorities outside the United States may disagree with our interpretation of data from preclinical studies or clinical trials;

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  the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

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  the FDA or comparable regulatory authorities outside the United States may fail to approve the manufacturing processes or facilities of third party manufacturers with which we contract for clinical and commercial supplies; and

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  the approval policies or regulations of the FDA or comparable regulatory authorities outside the United States may change significantly in a manner rendering our clinical data insufficient for approval.

          Failing to obtain regulatory approval to market any of our product candidates would harm our business, results of operations and prospects significantly.

          In addition, even if we were to obtain approval, such regulatory approval may be for more limited indications than we request, may impact the price we intend to charge for our products, may be contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could harm the commercial prospects for our product candidates.

          We have not previously submitted an NDA or any similar drug approval filing to the FDA or any comparable authority outside the United States for any product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our product candidates in one or more jurisdictions, our revenue will be dependent, to a significant extent, upon the size of the markets in the jurisdictions for which we gain regulatory approval.

Even if Trevyent, our AHPA product candidates and our other future product candidates receive regulatory approval, they may fail to achieve the degree of market acceptance by physicians, pharmacies, hospital administrators, patients, caregivers, healthcare payors and others in the medical community necessary for commercial success.

          Existing therapies for PAH have well-established market positions and familiarity with physicians, healthcare payors and patients. If we are unable to achieve significant differentiation for Trevyent from existing and widely accepted therapies for PAH, our opportunity for Trevyent to be commercialized successfully, if approved, would be adversely affected.

          Similarly, our AHPA product candidates, if approved, will compete with a variety of existing approved pain management products including but not limited to analgesia infusion pumps, oral NSAIDS and opioids, all of which have established markets. If our AHPA product candidates are approved but we are unable to create a significant market for these product candidates, by convincing physicians, hospitals and caregivers of their benefits and advantages over other products, opportunities for our AHPA products to be commercialized would be similarly limited.

          If Trevyent or our AHPA product candidates or any future product candidates receive regulatory approval, they may nonetheless fail to gain sufficient market acceptance by physicians, pharmacies, hospital administrators, patients, caregivers, healthcare payors and others in the medical community. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including the following:

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  convenience and ease of administration of the product candidates compared to alternative treatments;

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  the prevalence and severity of any side effects;

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  their efficacy and potential advantages compared to alternative treatments;

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  the willingness of physicians, nurses, pharmacies and other health care providers to change their current treatment practices;

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  the willingness of the target patient population to try new therapies and of physicians to prescribe new therapies;

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  the strength of marketing and distribution support; and

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  the price we charge for our product candidates.

Trevyent and our AHPA product candidates have never been manufactured on a commercial scale, and there are risks associated with scaling up manufacturing to commercial scale.

          We have never manufactured any of our product candidates on a commercial scale, and there are risks associated with scaling up manufacturing to commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency and timely availability of raw materials. Even if we could otherwise obtain regulatory approval for Trevyent, or our AHPA product candidates there is no assurance that our manufacturer will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand.

          If our suppliers are unable to produce sufficient quantities of any approved product for commercialization, our commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

Trevyent may fail to offer material commercial advantages over other injectable prostacyclin therapies.

          The convenience and possible safety advantages that we believe Trevyent would offer, if approved by regulatory authorities, may fail to materialize, or may not be recognized by patient, caregivers or physicians. For example, patients may have invested significantly in pumps and equipment and be comfortable with their preparation of other injectable prostacyclin therapies, such as Remodulin, making it more difficult to convince a prescribing physician that these patients should switch to Trevyent. We do not have clinical evidence that removal of meta-cresol from our formulation of treprostinil will reduce or eliminate the experience of injection site reaction seen with Remodulin when administered subcutaneously. The convenience advantages of Trevyent may not be sufficient to either move market share to us or expand the population of PAH patients being prescribed treprostinil.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

          The development and commercialization of new specialty pharmaceutical products is highly competitive. We face competition with respect to Trevyent and our AHPA product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are several large pharmaceutical and biotechnology companies that currently market and sell PAH and pain management products to our target patient group. These companies typically have a greater ability to reduce prices for their competing drugs in an effort to gain or retain market share and undermine the value proposition that we might otherwise be able to offer to payors. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

          For Trevyent, we expect to compete with existing infusion treatments for PAH patients with Class II-IV symptoms as well as known products under development, including Remodulin (treprostinil) sold by United Therapeutics and other prostacyclins such as Veletri (epoprostenol) sold by Actelion Ltd., Flolan (epoprostenol) sold by GlaxoSmithKline PLC, and generic epoprostenol sold by Teva Pharmaceutical Industries Ltd. In addition, Sandoz has filed an abbreviated NDA, or ANDA, for a generic form of treprostinil, which we expect will be launched in late 2017, if not before. Under a collaboration between United Therapeutics and Medtronic, Inc., a specially designed delivery catheter is being developed to enable use of an implantable pump for the delivery of treprostinil, which is subject to regulatory approval.

          For our AHPA product candidates, we expect to compete with existing post-surgical pain treatments, including elastomeric pumps, such as the On-Q PainBuster, sold by I-Flow LLC and used to deliver bupivacaine into the surgical wound post-surgery, and Exparel, a sustained-release injectable bupivacaine product sold by Pacira Pharmaceuticals. The mainstay of pain therapy is opioids, such as morphine, fentanyl, hydrocodone and hydromorphone. In addition, NSAIDs such as ketorolac, diclofenac and ibuprofen are used to treat post-surgical pain.

          Many of our competitors, including a number of large pharmaceutical companies that compete directly with us, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. There may also be companies unknown to us that are engaged in the development of products that are potentially competitive with those that we are developing. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We rely, or intend to rely, on third parties to manufacture Trevyent and our AHPA product candidates. The development and commercialization of our product candidates could be stopped or delayed if any such third party fails to provide us with sufficient quantities of product or fails to do so at acceptable quality levels or prices or fails to maintain or achieve satisfactory regulatory compliance.

          We lack the resources and the capability to manufacture Trevyent or our other product candidates. Instead, we rely on our third-party contract manufacturers, component fabricators and secondary service providers. The facilities used by our third-party contract manufacturers, component fabricators and secondary service providers must successfully pass inspections by the applicable regulatory authorities, including the FDA, after we submit our NDA to the FDA. We are currently completely dependent on our third-party contract manufacturers, component fabricators and secondary service providers for the production of Trevyent and our other product candidates in accordance with applicable guidelines and regulations, which include, among other things, quality control, quality assurance and the maintenance of records and documentation.

          Although we have entered into an agreement for the development and manufacture of certain Trevyent components and for registration lot production our third-party manufacturers may not perform as agreed, may be unable to comply with these applicable guidelines and regulations and with FDA, state and foreign regulatory requirements or may terminate their agreements with us. If any of our third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the applicable regulatory authorities' strict regulatory requirements, or pass regulatory inspection, our NDA and MAA will not be approved. In addition, although we are ultimately responsible for ensuring product quality, we have no direct day-to-day control over our third-party manufacturers' ability to maintain adequate quality control, quality assurance and qualified personnel. If our third-party manufacturers are unable to satisfy the regulatory requirements for the manufacture of our products, or if our suppliers or third-party manufacturers decide they no longer want to manufacture our products, we may need to find alternative manufacturing facilities. The number of third-party manufacturers with the necessary manufacturing and regulatory expertise and facilities is limited, and it could be expensive and take a significant amount of time to arrange for alternative suppliers, which could have a material adverse effect on our business. We might be unable to identify manufacturers for long-term commercial supply on acceptable terms or at all. Manufacturers are subject to ongoing periodic announced and unannounced inspections by the FDA and other governmental authorities to ensure compliance with government regulations. If the FDA or other regulatory authority has any concerns following an inspection of these manufacturing facilities, the facility may be ordered to cease operations until such issues are resolved, which could have a material adverse effect on our business.

          The active pharmaceutical ingredient, or API, for Trevyent will be manufactured for us by a third-party manufacturer using a unique, patented method of synthesis. We do not have an exclusive relationship with this manufacturer, which means this manufacturer could sell the treprostinil API to our competitors, which may have their own delivery systems and could compete against Trevyent. We do not have a back-up supplier of API for Trevyent. If our API manufacturer became unwilling or unable to supply us with API, we may not be able to immediately find an alternate source of supply, if at all, which would make it impossible for us to manufacture and, if approved, to sell Trevyent until another source is identified and validated. Identification and validation of any back-up supplier of API for Trevyent may be time-consuming and any delays would also impair our ability to timely manufacture, and if approved, sell Trevyent. If we were to experience an unexpected loss of Trevyent supply for development or commercialization, we could experience delays in progressing our development activities and achieving regulatory approval for our products, which could materially harm our business.

          The manufacture of pharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We and our contract manufacturers, component fabricators and secondary service providers must comply with applicable guidelines and regulations. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced U.S. federal, state and foreign regulations. Furthermore, if microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability or other issues relating to the manufacture of any of our products will not occur in the future. Additionally, our contract manufacturers, component fabricators or secondary service providers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our contract manufacturers, component fabricators or secondary service providers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide any product candidates to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.

          Any adverse developments affecting commercial manufacturing of our products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products or product candidates. We may also have to take inventory write-offs and incur other charges and expenses for products or product candidates that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could materially adversely affect our business and delay or impede the development and commercialization of any of our products or product candidates and could have a material adverse effect on our business, prospects, financial condition and results of operations.

We will need to rely on third-party specialty channels to distribute Trevyent to patients. If we are unable to effectively establish and manage this distribution process, the commercial launch and sales of Trevyent may be delayed or compromised.

          We plan to contract with and rely on third-party specialty pharmacies to distribute Trevyent. A specialty pharmacy is a pharmacy that specializes in the dispensing of medications for complex or chronic conditions, which require a high level of patient education and ongoing management. If we are unable to effectively establish and manage this distribution process, the commercial launch and sales of Trevyent will be delayed or compromised and our results of operations may be harmed.

          In addition, the use of specialty pharmacies involves certain risks, including, but not limited to, risks that these organizations will:

  •
  not provide us with accurate or timely information regarding their inventories, the number of patients who are using our product candidates, or complaints regarding our product candidates;

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  not effectively sell or support our product candidates;

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  reduce or discontinue their efforts to sell or support our product candidates;

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  not devote the resources necessary to sell our product candidates in the volumes and within the time frames that we expect; or

  •
  cease operations.

          Any such events may result in decreased sales and lower revenue, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Coverage and reimbursement may not be available, or may be available at only limited levels, for our product candidates, which could make it difficult for us to sell our product candidates profitably, if approved.

          Market acceptance and sales of our product candidates will depend in large part on global reimbursement policies and may be affected by future healthcare reform measures. Successful commercialization of Trevyent, our AHPA product candidates or other product candidates will depend in part on the availability of governmental and third-party payor reimbursement for the cost of our product candidates.

Government authorities, private health insurers and other organizations establish coverage and reimbursement policies for new products. In particular, in the United States, the Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and other medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices. Further, the increased emphasis on managed healthcare in the United States will put additional pressure on product pricing, coverage, reimbursement and utilization, which may adversely affect our product sales and results of operations. These pressures can arise from policies and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, coverage and reimbursement policies and pricing in general.

          In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, ACA, became law in the United States. ACA substantially changes the way healthcare is financed by both governmental and private insurers and significantly affects the pharmaceutical industry. Among the provisions of ACA of greatest importance to the pharmaceutical industry are the following: (1) an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs; (2) an increase in the minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively; (3) extension of manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; (4) expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level in 2014, thereby potentially increasing manufacturers' Medicaid rebate liability; (5) expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; (6) expansion of health care fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance; (7) a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D; (8) a requirement for manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physical ownership and investment interests; and (9) a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.

          In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect on April 1, 2013 and will stay in effect through 2024 unless additional Congressional action is taken. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

          We expect to experience pricing pressures in connection with the sale of Trevyent and our other product candidates, if approved, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals. If we fail to successfully secure and maintain adequate coverage and reimbursement for our products or are significantly delayed in doing so, we will have difficulty achieving market acceptance of our products and expected revenue and profitability which would have a material adverse effect on our business, prospects, financial condition and results of operations.

We currently have no sales representatives or distribution personnel and limited marketing capabilities. If we are unable to develop a sales and marketing and distribution capability, we will not be successful in commercializing Trevyent, our AHPA product candidates or other future product candidates.

          We have not yet built out an infrastructure to sell, market or distribute therapeutic products. If Trevyent or either of our AHPA product candidates are approved, we intend to commercialize them with our own specialty sales force in the United States and with commercial partners outside of the United States.

          There are risks involved with both establishing our own sales and marketing and distribution capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

          We may be unable to identify appropriate commercial partners to distribute our products outside the United States or to negotiate terms with such commercial partners that are favorable or acceptable to us. Also, we may be unable to maintain those relationships. The inability to identify, successfully negotiate with, and maintain relationships with, commercial partners for distribution outside the United States could limit and/or delay our ability to commercialize our products outside the United States.

If we obtain approval to commercialize any of our product candidates outside the United States, we will be subject to additional risks.

          If we obtain approval to commercialize any approved products outside of the United States, a variety of risks associated with international operations could materially adversely affect our business, including:

  •
  different regulatory requirements for drug approvals in countries outside the United States;

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  reduced protection for intellectual property rights;

  •
  unexpected changes in tariffs, trade barriers and regulatory requirements;

  •
  economic weakness, including inflation or political instability in particular foreign economies and markets;

  •
  compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

  •
  non-U.S. taxes, including withholding of payroll taxes;

  •
  foreign currency fluctuations, which could result in increased operating expenses and reduced revenue and other obligations incident to doing business in another country;

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  workforce uncertainty in countries where labor unrest is more common than in the United States;

  •
  production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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  business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel.

          We are highly dependent on our chief executive officer and the other principal members of our executive team. Under the terms of their employment, our executives may terminate their employment with us at any time. The loss of the services of any of these people could impede the achievement of our research, development and commercialization objectives.

          Recruiting and retaining qualified and experienced scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers or engaged by entities other than us and may have commitments under employment, consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

          As of September 30, 2014 we had 20 employees. Over the next several years, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Future growth would impose significant added responsibilities on members of management, including:

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  managing our clinical trials effectively, which we anticipate being conducted at numerous clinical sites;

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  identifying, recruiting, maintaining, motivating and integrating additional employees with the expertise and experience we will require;

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  managing our internal development efforts effectively while complying with our contractual obligations to licensors, licensees, contractors and other third parties;

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  managing additional relationships with various strategic partners, suppliers and other third parties;

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  improving our managerial, development, operational and finance reporting systems and procedures; and

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  expanding our facilities.

          Our failure to accomplish any of these tasks could prevent us from successfully growing our company. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We are an "emerging growth company" and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

          We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, which was enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means, among other things, that the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

          Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

          We cannot predict if investors will find our ordinary shares less attractive because we may rely on these reduced requirements. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of any investment in our ordinary shares.

          Our operations to date have been limited to developing Trevyent and our other product candidates. In addition, as an early stage company, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. Nor have we demonstrated an ability to obtain regulatory approval for or to commercialize a product candidate. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a history of successfully developing and commercializing a significant number of pharmaceutical products.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

          Because we have limited financial and management resources, we focus on a limited number of research programs and product candidates and are currently focused principally on Trevyent. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable drugs. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through future collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

Guidelines and recommendations published by various organizations can reduce the use of our product candidates.

          Government agencies promulgate regulations and guidelines directly applicable to us and to our product candidates. In addition, professional societies, practice management groups, private health and science foundations and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the healthcare and patient communities. Recommendations of government agencies or these other groups or organizations may relate to such matters as usage, dosage, route of administration and use of therapies. Recommendations or guidelines suggesting the reduced use of our product candidates or the use of competitive or alternative products as the standard of care to be followed by patients and healthcare providers could result in decreased use of our product candidates.

Healthcare reform measures could hinder or prevent our product candidates' commercial success.

          In the United States, there have been and we expect there will continue to be a number of legislative and regulatory changes to the healthcare system in ways that could affect our future revenue and profitability and the future revenue and profitability of our potential customers. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, one of the most significant healthcare reform measures in decades, the ACA, was enacted in 2010. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs. The ACA, among other things:

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  imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell "branded prescription drugs," effective 2011;

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  increases the minimum level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%, effective 2011;

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  could result in the imposition of injunctions;

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  requires collection of rebates for drugs paid by Medicaid managed care organizations;

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  requires manufacturers to participate in a coverage gap discount program, under which they must agree to offer 50% point-of-sale discounts off negotiated prices of applicable branded drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D;

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  requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

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  creates a process for approval of biologic therapies that are similar or identical to approved biologics.

          While the U.S. Supreme Court upheld the constitutionality of most elements of the ACA in June 2012, other legal challenges are still pending final adjudication in several jurisdictions. In addition, Congress has also proposed a number of legislative initiatives, including possible repeal of the ACA. At this time, it remains unclear whether there will be any changes made to the ACA, whether to certain provisions or its entirety. We cannot assure you that the ACA, as currently enacted or as amended in the future, will not adversely affect our business and financial results and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

          In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals for spending reductions to Congress. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, which triggered the legislation's automatic reduction to several government programs, including aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which delayed for another two months the budget cuts mandated by the sequestration provisions of the Budget Control Act of 2011. The ATRA, among other things, also reduced Medicare payments to several providers, including hospitals and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In March 2013, the President signed an executive order implementing sequestration, and in April 2013, the 2% Medicare reductions went into effect. We cannot predict whether any additional legislative changes will affect our business.

          There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of health care may adversely affect:

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  our ability to set a price that we believe is fair for our products;

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  our ability to generate revenue and achieve or maintain profitability; and

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  the availability of capital.

          Further, changes in regulatory requirements and guidance may occur and we may need to amend clinical study protocols to reflect these changes. Amendments may require us to resubmit our clinical study protocols to Institutional Review Boards for reexamination, which may impact the costs, timing or successful completion of a clinical study. In light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the Governmental Accounting Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the recall and withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and establishment of risk management programs that may, for instance, restrict distribution of drug products or require safety surveillance and/or patient education. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical studies and the drug approval process. Data from clinical studies may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate or suspend clinical studies before completion, or require longer or additional clinical studies that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

          Given the serious public health risks of high profile adverse safety events with certain drug products, the FDA may require, as a condition of approval, costly risk evaluation and mitigation strategies, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, preapproval of promotional materials and restrictions on direct-to-consumer advertising.

Even if we receive regulatory approval for Trevyent and our AHPA product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements.

          Any regulatory approvals that we may receive for our product candidates will contain approved indicated uses, and we will be required to market any approved products in accordance with the indicated uses and our approved labeling. In addition, any regulatory approvals may contain conditions for approval or requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or a comparable regulatory authority outside the United States approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices, or cGMPs, Quality System Regulation, or QSR, requirements and current good clinical practices, or cGCPs, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

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  restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

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  fines, warning or untitled letters or holds on clinical trials;

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  refusal by the FDA to approve pending applications or supplements to approved applications filed, or suspension or revocation of product approvals;

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  product seizure or detention, or refusal to permit the import or export of products; and

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  injunctions, the imposition of civil penalties or criminal prosecution.

          We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. If we are not able to maintain regulatory compliance or if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, regulatory sanctions may be applied or we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

If we fail to comply with healthcare and other regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

          Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients' rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include, without limitation:

  •
  the federal healthcare program Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs;

  •
  indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs;

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  the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities like us which provide coding and billing advice to customers;

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  federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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  the federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests;

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  the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

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  foreign and state law equivalents of each of the above federal laws, such as the U.S. Foreign Corrupt Practices Act, or FCPA, anti-kickback and false claims laws that may apply to items or services reimbursed by any third party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

          The ACA, among other things, amends the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

          If our operations are found to be in violation of any of the laws or regulations described above, comparable laws and regulations of non-U.S. jurisdictions or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Our product candidates may cause serious adverse side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following any marketing approval.

          It is impossible to predict when or if any of our product candidates will prove safe enough to receive regulatory approval. Undesirable side effects could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable regulatory authority outside the United States for the affected product candidate. Additionally, if any of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result, including:

  •
  we may be forced to suspend the marketing of such product;

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  regulatory authorities may withdraw their approvals of such product;

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  regulatory authorities may require additional warnings on the label that could diminish the usage or otherwise limit the commercial success of such products;

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  the FDA or other regulatory bodies may issue safety alerts, "Dear Healthcare Provider" letters, press releases or other communications containing warnings about such product;

  •
  the FDA may require the establishment or modification of Risk Evaluation Mitigation Strategies, or REMS, or a comparable regulatory authority outside the United States may require the establishment or modification of a similar strategy that may, for instance, restrict distribution of our products and impose burdensome and costly implementation requirements on us;

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  we may be required to change the way the product is administered or conduct additional clinical trials;

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  we could be sued and held liable for harm caused to subjects or patients;

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  we may be subject to litigation or product liability claims; and

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  our reputation may suffer.

          Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved.

If we are able to commercialize any of our product candidates, the products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, thereby harming our business.

          The regulations that govern marketing approvals, pricing and reimbursement for specialty pharmaceutical products vary widely from country to country. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some markets outside the United States, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product and negatively impact the revenue we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain regulatory approval.

          Our ability to commercialize Trevyent, our AHPA product candidates or any future product candidates successfully also will depend in part on the extent to which reimbursement for these products and related treatments becomes available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with products administered under the supervision of a physician. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate that we successfully develop.

          There may be significant delays in obtaining reimbursement for approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or regulatory authorities in other countries. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government funded and private payors for new products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition. In some foreign countries, including major markets in the European Union and Japan, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take nine to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. Our business could be materially harmed if reimbursement of our approved products, if any, is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and establishing requirements for promotion.

          If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products or otherwise to have improperly promoted our products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product's approved labeling. It is also required to provide pertinent safety information about a product. If we are found to have promoted such off-label uses, or not to have provided adequate safety information, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and other forms of improper promotion. The United States government has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could result in significant liability for us and harm our reputation.

          We are exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable regulatory authorities outside the

United States, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, comply with the FCPA and other anti-bribery laws, report financial information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions, delays in clinical trials, or serious harm to our reputation. We will adopt a code of conduct for our directors, officers and employees, or the Code of Business Conduct and Ethics, which will be effective as of consummation of this offering, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could harm our business, results of operations, financial condition and cash flows, including through the imposition of significant fines or other sanctions.

We may form strategic alliances in the future, and we may not realize the benefits of such alliances.

          We may form strategic alliances, create joint ventures, co-promotion agreements or marketing collaborations or enter into licensing arrangements with third parties that we believe will complement or augment our existing business. These relationships or those like them may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business. If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. We cannot be certain that, following a strategic transaction or license, we will achieve the revenues or specific net income that justifies such transaction. Any delays in entering into new strategic partnership or marketing agreements related to our product candidates could also delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

          We face an inherent risk of product liability exposure related to any of our future product candidates. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

  •
  decreased demand for any product candidates or products that we may develop;

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  injury to our reputation and significant negative media attention;

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  significant costs to defend the related litigation;

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  substantial monetary awards to patients;

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  loss of revenue; and

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  the inability to commercialize any products that we may develop.

          While we hold product liability insurance coverage, it may not be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

We are subject to laws and regulations governing corruption, which will require us to develop and implement costly compliance programs.

          We must comply with a wide range of laws and regulations to prevent corruption, bribery and other unethical business practices, including the FCPA and anti-bribery and anti-corruption laws in other countries. The creation and implementation of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

          Anti-bribery laws prohibit us, our employees and some of our agents or representatives from offering or providing any personal benefit to covered government officials to influence their performance of their duties or induce them to serve interests other than the missions of the public organizations in which they serve. Certain commercial bribery rules also prohibit offering or providing any personal benefit to employees and representatives of commercial companies to influence their performance of their duties or induce them to serve interests other than their employers. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the Department of Justice, or DOJ. The Securities and Exchange Commission, or the SEC, is involved with enforcement of the books and records provisions of the FCPA.

          Compliance with these anti-bribery laws is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the anti-bribery laws present particular challenges in the pharmaceutical industry, because, in many countries, hospitals are state-owned or operated by the government, and doctors and other hospital employees are considered foreign government officials; furthermore, in certain countries, hospitals and clinics are permitted to sell pharmaceuticals to their patients and are primary or significant distributors of pharmaceuticals. Certain payments to hospitals in connection with clinical studies, procurement of pharmaceuticals and other work have been deemed to be improper payments to government officials and have led to vigorous anti-bribery law enforcement actions imposing heavy fines in multiple jurisdictions.

          It is not always possible to identify and deter violations, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations.

          In the pharmaceutical industry, corrupt practices include, among others, acceptance of kickbacks, bribes or other illegal gains or benefits by the hospitals and medical practitioners from pharmaceutical manufacturers, distributors or their third party agents in connection with the prescription of certain pharmaceuticals. If our employees, affiliates, distributors or third party marketing firms violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products or other activities involving our products, we could be required to pay damages or heavy fines by multiple jurisdictions where we operate, which could materially and adversely affect our financial condition and results of operations.

          If we expand our operations, we may need to increase the scope of our compliance programs to address the risks relating to the potential for violations of the FCPA and other anti-bribery and anti-corruption laws. Our compliance programs will need to include policies addressing not only the FCPA, but also the provisions of a variety of anti-bribery and anti-corruption laws in multiple foreign jurisdictions, encompass provisions relating to books and records that will apply to us as we become a public company and include effective training for our personnel throughout our organization. The creation and implementation of anti-corruption compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required. Violation of the FCPA and other anti-corruption laws can result in significant administrative and criminal penalties for us and our employees, including substantial fines, suspension or debarment from government contracting, prison sentences, or even the death penalty in extremely serious cases in certain countries. The SEC also may suspend or bar us from trading securities on U.S. exchanges for violations of the FCPA's accounting provisions. Even if we are not ultimately punished by government authorities, the costs of investigation and review, the distraction of company personnel, legal defense costs and harm to our reputation could be substantial and could limit our profitability or our ability to develop or commercialize our product candidates. In addition, if any of our competitors are not subject to the FCPA, they may engage in practices that will lead to their receipt of preferential treatment from foreign hospitals and enable them to secure business from foreign hospitals in ways that are unavailable to us.

Our business involves the use of hazardous materials, and we and our third-party manufacturers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

          We and our third-party manufacturers' activities involve the controlled storage, use and disposal of hazardous materials. We and our manufacturers are subject to United States federal, state and local as well as foreign laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, state, federal or foreign authorities may curtail the use of hazardous materials and interrupt our business operations. We do not currently maintain hazardous materials insurance coverage. If we are subject to any liability as a result of our third-party manufacturers' activities involving hazardous materials, our business and financial condition may be adversely affected. In the future we may seek to establish longer term third-party manufacturing arrangements, pursuant to which we would seek to obtain contractual indemnification protection from such third-party manufacturers potentially limiting this liability exposure.

Business interruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

          Our operations could be subject to earthquakes, power shortages, telecommunications failures, systems failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions. The occurrence of any of these business interruptions could seriously harm our business and financial condition and increase our costs and expenses. Our management operates in our principal executive offices located in San Ramon, California. If our offices were affected by a natural or man-made disaster, particularly those that are characteristic of the region, such as wildfires and earthquakes, or other business interruption, our ability to manage our domestic and foreign operations could be impaired, which could materially and adversely affect our results of operations and financial condition. We currently rely, and intend to rely in the future, on our third-party manufacturers, to produce our supply of Trevyent or our AHPA product candidates. Our ability to obtain supplies could be disrupted, and our results of operations and financial condition could be materially and adversely affected if the operations of our third-party manufacturers were affected by a man-made or natural disaster or other business interruption. The ultimate impact of such events on us, our significant suppliers and our general infrastructure is unknown.

Under applicable employment laws, we may not be able to enforce covenants not to compete, and may, therefore, be unable to prevent competitors from benefiting from the expertise of some of our former employees involved in research and development activities.

          We generally enter into non-competition agreements with our employees in Israel. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period following termination of employment. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the protection of a company's trade secrets or other intellectual property. If we cannot demonstrate that harm would be caused to us, an Israeli court may refuse to enforce our non-compete restrictions or reduce the contemplated period of non-competition such that we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Risks Related to Our Financial Condition and Need for Additional Capital

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

          We are a development stage company with limited operating history. To date, we have focused primarily on developing our lead product candidate, Trevyent, our enabling PatchPump technology and our AHPA product candidates. All of our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We have incurred significant net losses in each year since our inception, including net losses of $4.1 million and $7.9 million for fiscal years 2012 and 2013, respectively. As of September 30, 2014, we had an accumulated deficit of $32.6 million.

          We have devoted most of our financial resources to product and technology development. To date, we have financed our operations primarily through the sale of equity securities. The size of our future net losses will depend, in part, on the rate of future expenditures and our ability to generate revenue. To date, none of our product candidates have been commercialized, and if our product candidates are not successfully developed or commercialized, or if revenue is insufficient following marketing approval, we will not achieve profitability and our business may fail. Even if we successfully obtain regulatory approval to market our product candidates in the United States, our revenue is also dependent upon the size of the markets outside of the United States, as well as our ability to obtain market approval and achieve commercial success inside and outside the United States.

          We expect to continue to incur substantial and increased expenses as we expand our development activities. We also expect an increase in our expenses associated with creating additional infrastructure to support operations as a public company. As a result of the foregoing, we expect to continue to incur significant and increasing losses and negative cash flows for the foreseeable future.

We have never generated any revenue and may never be profitable.

          Our ability to generate revenue and achieve profitability depends on our ability, alone or with collaborators, to successfully complete the development of, obtain the necessary regulatory approvals for, and commercialize our product candidates. We do not anticipate generating revenue from sales of our product candidates for the foreseeable future, if ever. Our ability to generate future revenue from product sales depends heavily on our success in:

  •
  completing development of Trevyent, as well as advancing development of our other product candidates;

  •
  obtaining regulatory approval for Trevyent as well as our other product candidates; and

  •
  launching and commercializing any product candidates for which we receive regulatory approval, either by building our own targeted sales force or by collaborating with third parties.

          Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of increased expenses, when, or if, we will begin to generate revenue from product sales, or when, or if, we will be able to achieve or maintain profitability. In addition, our expenses could increase beyond expectations if we are required by the FDA or other regulatory authority to perform studies in addition to those that we currently anticipate.

          Even if one or more of our product candidates is approved for commercial sale, to the extent we do not engage a third party collaborator, we anticipate incurring significant costs associated with commercializing any approved product candidate. Even if we are able to generate revenue from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

If we fail to obtain additional financing, we would be forced to delay, reduce or eliminate our product development programs.

          Developing pharmaceutical products is expensive. We estimate that the net proceeds from this offering will be approximately $               million, assuming an initial public offering price of $               per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. As of September 30, 2014, we had cash and cash equivalents (excluding restricted cash of $1.2 million) of $11 million and working capital of $8.6 million. Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. Regardless of our expectations as to how long our net proceeds from this offering will fund our operations, changing circumstances beyond our control may cause us to consume capital more rapidly than we currently anticipate.

          Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

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  significantly delay, scale back or discontinue the development or commercialization of our product candidates;

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  seek corporate partners for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available;

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  relinquish or license on unfavorable terms, our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves; or

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  significantly curtail, or cease, operations.

          If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing development and commercialization efforts, which will have a material adverse effect on our business, operating results and prospects.

Our independent registered public accounting firm has expressed doubt about our ability to continue as a going concern.

          We are an early stage company, and the development and commercialization of our product is uncertain and expected to require substantial expenditures. We have not yet generated any revenues from our operations to fund our activities, and are therefore dependent upon external sources for financing our operations. There is a risk that we will be unable to obtain necessary financing to continue our operations on terms acceptable to us or at all. As a result, our independent registered public accounting firm has expressed in its auditors' report on the financial statements included as part of this prospectus a substantial doubt regarding our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. If we cannot continue as a going concern, our shareholders may lose their entire investment in our ordinary shares.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

          As widely reported, global credit and financial markets have experienced extreme disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment and continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate further, or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and share price and could require us to delay or abandon development or commercialization plans. In addition, there is a risk that one or more of our current service providers or our manufacturers may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

The termination or reduction of tax and other incentives that the Israeli government provides to us may increase the costs involved in operating a company in Israel.

          We may be eligible for certain tax benefits provided to "Beneficiary Enterprises" under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law. In order to be eligible for the tax benefits for "Beneficiary Enterprises," we must meet certain conditions stipulated in the Investment Law and its regulations, as amended. If we do not satisfy these conditions, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was increased to 26.5% for 2014 and thereafter. Even if we were to become eligible for these tax benefits, they may be reduced, cancelled or discontinued. See "Israeli Tax Considerations and Government Programs — Tax Benefits under the Law for the Encouragement of Capital Investments, 5719-1959."

Risks Related to Intellectual Property

If we are unable to obtain or protect intellectual property rights related to our product candidates, we may not be able to compete effectively in our market.

          As of September 30, 2014, our intellectual property portfolio includes three issued U.S. patents and 13 issued foreign patents, as well as six U.S. pending applications and 10 foreign pending applications relating to our PatchPump technology. The strength of patents in the life sciences field involves complex legal and scientific questions and can be uncertain. The patent applications that we own may fail to result in issued patents with claims that cover the products in the United States or in other countries. If this were to occur, early generic competition could be expected against product candidates in development. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications, which can invalidate a patent or prevent a patent from issuing based on a pending patent application, has been found. Our patents and patent applications all relate to our PatchPump technology. The drug molecules that we will deliver using the PatchPump are generics. We cannot prevent our competitors from developing products that make use of the same drugs, so long as they do not infringe our PatchPump technology patents or the patents of our API suppliers.

          Even if patents do successfully issue, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated, which could adversely affect our ability to establish market share or successfully execute our business strategy to increase sales of our products and would negatively impact our financial condition and results of operations, including causing a significant decrease in our revenues and cash flows.

          Furthermore, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates or prevent others from designing around our patent claims. If the patent applications we hold with respect to our PatchPump technology fail to issue or if the breadth or strength of protection of our patents or patent applications is threatened, competitors could directly compete against our products and we would have no recourse. We cannot offer any assurances about which, if any, patents will issue or whether any issued patents will be found valid and enforceable or will be unthreatened by third parties or will offer adequate coverage of our products. Further, if we encounter delays in regulatory approvals, the period of time during which we could market Trevyent, the bupivacaine PatchPump, the ketorolac PatchPump or our other product candidates under patent protection could be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file or invent any patent application related to our PatchPump technology. Furthermore, if third parties have filed such patent applications, an interference proceeding in the United States can be provoked by a third party or instituted by us to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. In the United States, the natural expiration of a maintained patent is generally 20 years after it is filed. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Once the patent life has expired for our PatchPump technology, we may be open to competition from competitors that will be able to freely use our technology described in our expired patent(s).

          In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or which we elect not to patent, processes for which patents are difficult to enforce and any other elements of our development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we expect all of our employees to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. If the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, our competitors may independently discover our trade secrets and proprietary information. For example, the FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA's disclosure policies may change in the future, if at all.

          Changes in either the patent laws or interpretations of the patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. For example, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, which was signed into law in September 2011, includes a number of significant changes to U.S. patent law. These include changes in the way patent applications will be prosecuted and may also affect patent litigation. The United States Patent and Trademark Office, or U.S. PTO, has developed new and generally untested regulations and procedures to govern the full implementation of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective in March 2013. The Leahy-Smith Act has also introduced procedures making it easier for third parties to challenge issued patents, as well as to intervene in the prosecution of patent applications. Finally, the Leahy-Smith Act contains new statutory provisions that require the U.S. PTO to issue new regulations for their implementation and it may take the courts years to interpret the provisions of the new statute. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the cost of prosecuting our patent applications, our ability to obtain patents based on our patent applications and our ability to enforce or defend our issued patents. An inability to obtain, enforce and defend patents covering our proprietary technologies would materially and adversely affect our business prospects and financial condition.

We may not be able to protect our intellectual property rights throughout the world.

          Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. Further, the laws of some foreign countries do not tend to protect proprietary rights to the same extent or in the same manner as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement may not be as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. For example, if the issuance to us, in a given country, of a patent covering an invention is not followed by the issuance, in other countries, of patents covering the same invention, or if any judicial interpretation of the validity, enforceability, or scope of the claims in, or the written description or enablement in, a patent issued in one country is not similar to the interpretation given to the corresponding patent issued in another country, our ability to protect our intellectual property in those countries may be limited. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may materially diminish the value of our intellectual property or narrow the scope of our patent protection. We may be unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, and therefore we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

          Further, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not tend to favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful.

          Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to pursue infringement litigation, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

          Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

          Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the initiation of claims, or of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares.

          Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the lifetime of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our PatchPump technology, our competitors might be able to enter the market using technology previously covered by such patents or patent applications, which would have a material adverse effect on our business.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

          Because we rely on third parties to manufacture Trevyent and intend to rely on third parties for the manufacture of our AHPA product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor's discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

          We employ individuals who were previously employed at other biotechnology, pharmaceutical and medical device companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees' former employers or other third parties. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

          We may also be subject to claims that former employees or other third parties have an ownership interest in our patents or other intellectual property. We may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our PatchPump technology. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

          We have invested and expect to continue to invest a significant amount of resources in the development of intellectual property by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the term and as part of the scope of his or her employment with a company are regarded as "service inventions," which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Recent decisions by the Committee have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the Committee has not yet determined the method for calculating this remuneration nor the criteria or circumstances under which an employee's waiver of his or her right to remuneration will be disregarded. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former employees, or be forced to litigate such claims, which could negatively affect our business.

We may be subject to other intellectual property litigation.

          We may be subject to other intellectual property litigation. For example, a competitor or another intellectual property rights owner may assert that our products, or the operation of our business, infringes their intellectual property. Our involvement in intellectual property litigation could result in substantial costs and be a distraction to management and other employees and could adversely affect the sale of any products involved or the use or licensing of related intellectual property, even if we are successful in the litigation. In the event of an adverse result, we may, among other things, be subject to payment of substantial damage payments; cease the development, manufacture, use, sale or importation of products that infringe on another party's intellectual property rights; discontinue processes incorporating the infringing technology; expend significant resources to develop or acquire non-infringing intellectual property; or obtain licenses to the relevant intellectual property. We cannot offer any assurance that we will be successful in any intellectual property litigation or, if we were not successful in such litigation, that licenses to the intellectual property we are found to be infringing would be available on commercially reasonable terms, if at all. The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay, could have a material adverse effect on our business.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

          The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

  •
  others may be able to make products that are similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

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  we might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

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  we might not have been the first to file patent applications covering certain of our inventions;

  •
  others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

  •
  it is possible that our pending patent applications will not lead to issued patents;

  •
  issued patents that we own may be held invalid or unenforceable, as a result of legal challenges by our competitors;

  •
  our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

  •
  we may not develop additional proprietary technologies that are patentable; and

  •
  the patents of others may have an adverse effect on our business.

          Should any of these events occur, or other limitations of intellectual property rights result in inadequate protection for our business, they could significantly harm our business, results of operations and prospects.

Risks Related to this Offering and Ownership of Our Ordinary Shares

Our share price may be volatile, and purchasers of our ordinary shares could incur substantial losses.

          Our share price is likely to be volatile. The stock market in general and the market for specialty pharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ordinary shares at or above the initial public offering price. The market price for our ordinary shares may be influenced by many factors, including the following:

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  actions taken by regulatory agencies with respect to our products, clinical studies, manufacturing process or sales and marketing terms;

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  developments concerning our collaborations, including but not limited to those with our sources of manufacturing supply and our commercialization partners;

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  the success of competitive products or technologies;

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  the outcomes of any clinical or non-clinical studies regarding our current and future product candidates;

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  regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our products;

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  introductions and announcements of new products by us, our commercialization partners, or our competitors, and the timing of these introductions or announcements;

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  variations in our financial results or those of companies that are perceived to be similar to us;

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  the success of our efforts to acquire or in-license additional products or product candidates;

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  developments concerning our ability to bring our manufacturing processes to scale in a cost-effective manner;

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  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

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  developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;

  •
  our ability or inability to raise additional capital and the terms on which we raise it;

  •
  the recruitment or departure of key personnel;

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  changes in the structure of healthcare payment systems;

  •
  market conditions in the pharmaceutical and biotechnology sectors;

  •
  actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our ordinary shares, other comparable companies or our industry generally;

  •
  trading volume of our ordinary shares;

  •
  sales of our ordinary shares by us or our shareholders;

  •
  general economic, industry and market conditions; and

  •
  the other risks described in this "Risk Factors" section.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

          As a public company whose ordinary shares will be listed in the United States, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the other rules and regulations of the Securities and Exchange Commission, or SEC, and the rules and regulations of The NASDAQ Stock Market, or NASDAQ, and provisions of the Companies Law that apply to public companies such as us. The expenses that will be required in order to adequately prepare for being a public company will be material, and compliance with the various reporting and other requirements applicable to public companies will require considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, our board committees, or as executive officers.

          The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning as early as our annual report on Form 10-K for the fiscal year ended December 31, 2015. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 10-K following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

          Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our ordinary shares and could adversely affect our ability to access the capital markets.

An active trading market for our ordinary shares may not develop.

          Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price for our ordinary shares was determined through negotiations with the underwriters. Although we intend to apply to list our ordinary shares on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our ordinary shares does not develop, it may be difficult for our shareholders to sell shares purchased in this offering without depressing the market price for the shares or at all.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our share price and trading volume could decline.

          The trading market for our ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause our share price and trading volume to decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

          Although we currently intend to use the net proceeds from this offering in the manner described in the section entitled "Use of Proceeds," our management will have broad discretion in the application of the balance of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our ordinary shares to decline and delay the development of product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be our shareholders' sole source of gain.

          We have never declared or paid cash dividends on our share capital. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of existing or any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our ordinary shares will be our shareholders' sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends and may subject our dividends to Israeli withholding taxes.

Our principal shareholders and management own a significant percentage of our shares and will be able to exert significant control over matters subject to shareholder approval.

          As of September 30, 2014, our executive officers, directors and 5% shareholders beneficially owned an aggregate of approximately 76% of our outstanding voting shares and, upon completion of this offering, will beneficially own approximately         % of our outstanding voting shares (assuming no exercise of the underwriters' option to purchase additional shares). Therefore, even after this offering, these shareholders may have the ability to influence us through this ownership position. These shareholders may be able to determine all matters requiring shareholder approval. For example, they may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may feel are in your best interest as one of our shareholders.

Sales of a substantial number of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

          Sales of a substantial number of our ordinary shares in the public market or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares.

          All of our directors and officers, and the shareholders of more than    % of our outstanding ordinary shares and more than    % of our ordinary shares issuable upon the exercise of our outstanding warrants and options are subject to lock-up agreements with the underwriters of this offering that restrict the shareholders' ability to transfer our ordinary shares for at least 180 days from the date of this prospectus. The lock-up agreements limit the number of ordinary shares that may be sold immediately following the public offering. Subject to certain limitations, including sales volume limitations with respect to shares held by our affiliates, substantially all of our outstanding shares prior to this offering will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail in the section entitled "Shares Eligible for Future Sale." In addition, shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of shares by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

          Certain holders of our securities are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended, or the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of our ordinary shares.

          Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our status as a PFIC may also depend on how quickly we use the cash proceeds from this offering in our business. Based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2014. However, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current or future taxable years. If we are characterized as a PFIC, our shareholders who are U.S. Holders (as defined in "Material U.S. Federal Income Tax Considerations") may suffer adverse tax consequences, including the treatment of gains realized on the sale of our ordinary shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a "qualified electing fund" election, or, to a lesser extent, a "mark to market" election. However, we do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC.

Future sales and issuances of our ordinary shares or rights to purchase ordinary shares by us, including pursuant to our equity incentive plans which provide for an automatic increase in the number of ordinary shares issuable thereunder each calendar year through              , could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to decline.

          We expect that significant additional capital will be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating as a public company. We may sell ordinary shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, including shareholders who purchase our shares in this offering, and new investors. In addition, new shareholders could gain rights superior to our existing shareholders, including shareholders who purchase shares in this offering.

          Pursuant to our 2009 Stock Option Plan and our 2013 Stock Incentive Plan, our management is authorized to grant options to purchase our ordinary shares to our employees, directors and consultants.

The number of shares available for future grant under our stock option plans will automatically increase on January 1st each year for ten years, from January 1,               through January 1,         , by an amount equal to              percent of all shares of our share capital outstanding as of December 31st of the preceding calendar year, subject to the ability of our board of directors to take action to reduce the size of such increase in any given year. Unless our board of directors elects not to increase the number of shares underlying our stock option plans each year, our shareholders may experience additional dilution, which could cause our share price to decline.

We are at risk of securities class action litigation.

          In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

If you purchase our ordinary shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

          Investors purchasing ordinary shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted book value (deficit) per share of our tangible assets after subtracting our liabilities. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of $         per share, based on an assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) and our pro forma as adjusted net tangible book value (deficit) as of             ,             . For more information on the dilution you may suffer as a result of investing in this offering, see "Dilution."

          This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering, and the exercise of options to purchase our ordinary shares granted to our employees. In addition, as of             ,              , options to purchase             our ordinary shares at a weighted average exercise price of $         per share were outstanding. The exercise of any of these options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Risks Related to Our Operations in Israel

A significant portion of our R&D operations are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.

          Our business and operations may be directly influenced by the political, economic and military conditions affecting Israel at any given time. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. Most recently, in July and August 2014, an armed conflict took place between Israel and Hamas. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

          Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

          Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Our operations could be disrupted as a result of the obligation of our personnel to perform military service.

          As of September 30, 2014, we had 12 employees based in Israel, certain of whom may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of one or more of these employees related to military service. Any such disruption could adversely affect our business, results of operations and financial condition.

We received Israeli government grants for certain research and development activities. The terms of the grants require us to satisfy specified conditions and to pay penalties in addition to repayment of the grants upon certain events.

          Our research and development efforts were financed in part through grants from the Israeli Office of the Chief Scientist, or OCS, in Israel. As of December 31, 2013, we have received grants from the OCS with an aggregate total of approximately $0.4 million, including accrued LIBOR interest as of such date. As of December 31, 2013, we had not paid any royalties to the OCS.

          In addition, the Company received grants from an incubator, RAD BioMed Ltd., of approximately $0.3 million under the incubator program during 2005-2006 which are not subject to royalty payments.

          Even following full repayment of any OCS grants, we must nevertheless continue to comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 5744-1984, and related regulations, or collectively, the R&D Law. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the R&D Law restrict the transfer outside of Israel of such know-how, and the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the OCS. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development outside of Israel, which conditions may not be acceptable to us.

          The transfer of OCS-supported technology or know-how or manufacturing or manufacturing rights related to aspects of such technologies outside of Israel may involve the payment of significant penalties and other amounts, depending upon the value of the transferred technology or know-how, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. We may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amounts (depending on the manufacturing percentage that is performed outside of Israel) plus interest, in case of manufacturing the developed products outside of Israel and up to 600% in case of transferring intellectual property rights in technologies developed using these grants. In the event that intellectual property rights are deemed to be transferred out of Israel, the grants amount from the OCS and the Incubator may become a loan to be repaid immediately up to 600% of the grants amounts. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS.

Exchange rate fluctuations between the U.S. dollar and other currencies may negatively affect our results of operations

          We incur expenses in U.S. dollars, New Israeli Shekels, and to a lesser extent in other currencies, but our financial statements are denominated in U.S. dollars. As a result, we are exposed to the risks that the New Israeli Shekel or these other currencies may appreciate relative to the U.S. dollar. For example, should the New Israeli Shekel appreciate relative to the U.S. dollar, our U.S. dollar cost of operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. We cannot predict any future trends or the rate of devaluation (if any) of the New Israeli Shekel or other currencies against the U.S. dollar.

It may be difficult to enforce a judgment of a U.S. court against us, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

          We are incorporated in Israel. A judgment obtained against us in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It may also be difficult to effect service of process or to assert U.S. securities law claims in original actions instituted in Israel.

          Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear such a claim, it may determine that Israeli, and not U.S., law is applicable to the claim. Under Israeli law, if U.S. law is found to be applicable to such a claim, the content of applicable U.S. law must be proved as a fact by expert witness, which can be a time-consuming and costly process, and certain matters of procedure would be governed by Israeli law. There is little binding case law in Israel addressing these matters. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. See "Enforceability of Civil Liabilities" for additional information on your ability to enforce a civil claim against us and our executive officers and directors named in this prospectus.

Provisions of our restated articles of association and Israeli law and tax considerations may delay, prevent or make difficult a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

          Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a tender offer for all of a company's issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company's outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights. In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party. These provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our ordinary shares. See "Description of Share Capital — Acquisitions under Israeli Law" for additional information.

          Our restated articles of association provide that our directors (other than external directors) are elected on a staggered basis, such that a potential acquiror cannot readily replace our entire board of directors at a single annual general shareholder meeting. This could prevent a potential acquiror from receiving board approval for an acquisition proposal that our board of directors opposes.

          Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders, especially for those shareholders whose country of residence does not have a tax treaty with Israel which exempts such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

          The rights and responsibilities of the holders of our ordinary shares are governed by our restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company's articles of association, increases in a company's authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company with regard to such vote or appointment. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus, particularly in the sections captioned "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "believe," "will," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "could," "potentially" or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section of this prospectus captioned "Risk Factors" and elsewhere in this prospectus, regarding, among other things:

  •
  our expectations regarding the timing of our regulatory submissions for our product candidates, and the likelihood of approval, in the United States and Europe;

  •
  our expectation that the FDA will not require us to conduct clinical trials in support of our NDA for Trevyent;

  •
  our expectations that we will only be required to conduct limited clinical trials, if any, in support of our NDAs for each of bupivacaine AHPA and ketorolac AHPA;

  •
  our expectation that we can rely on Section 505(b)(2) of the FFDCA in connection with our NDAs for our product candidates in the United States;

  •
  our belief that an approval pathway similar to Section 505(b)(2) is available to us for our product candidates in Europe;

  •
  our expectations that we will secure one or more collaboration partners for the regulatory submissions for approval and, if approved, for the commercialization of our product candidates in Europe;

  •
  our expectations regarding the potential market size, opportunity and growth potential for our product candidates, if approved;

  •
  the potential for Trevyent, if approved, to expand the treprostinil therapy market for the treatment of PAH;

  •
  our expectations regarding the commercialization of Trevyent, if approved, using a small, specialty sales force in the United States;

  •
  our ability to scale up and secure manufacturing and distribution capability for our product candidates, if approved;

  •
  our estimates of our expenses, future revenue, capital requirements and our needs for additional financing;

  •
  our implementation of our business model, strategic plans for our business, product candidates and technology;

  •
  our expectations regarding the timing, progress and results of our research and development programs;

  •
  the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

  •
  our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012 Act;

  •
  our expectations regarding the use of proceeds from this offering;

  •
  our ability to obtain additional funding;

  •
  our financial performance; and

  •
  the developments and projections relating to our competitors and our industry.

          These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

          You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

          You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

 USE OF PROCEEDS

          We estimate that the net proceeds to us from this offering will be approximately $          million, assuming an initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $         , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Each increase or decrease of shares by                 shares in the number of shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $         , assuming that the assumed initial price to public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

          We intend to use the net proceeds from this offering primarily for the further development, manufacturing and commercialization of our existing product candidates as well as for general corporate purposes, including working capital, general and administrative matters and capital expenditures. We expect to use approximately $              million of the net proceeds from the offering to fund short-term Phase 1 trials to evaluate the performance and safety of our AHPA product candidates in approximately 20 to 30 healthy volunteers and to establish a pharmacokinetic relationship between our AHPA product candidates and the applicable approved reference listed product. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, drug products or businesses or to obtain rights to such complementary technologies, drug products or businesses. There are no such transactions under consideration at this time. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

          We will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

 DIVIDEND POLICY

          We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our share capital. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

          The Israeli Companies Law, 5759-1999, or the Companies Law, also restricts our ability to declare dividends. See "Description of Share Capital — Dividend and Liquidation Rights."

CAPITALIZATION

          The following table sets forth our capitalization, as of September 30, 2014, on:

  •
  an actual basis;

  •
  a pro forma basis to reflect (1) the exercise of all outstanding warrants to purchase preferred shares, effective immediately prior to the closing of this offering, and (2) the conversion of our outstanding preferred shares into ordinary shares, which will occur upon the closing of this offering; and

  •
  a pro forma as adjusted basis to reflect (1) the conversion of our outstanding preferred shares into ordinary shares, which will occur upon the closing of this offering, (2) our sale of ordinary shares in this offering at an assumed initial public offering price of $              per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (3) our receipt of the estimated net proceeds from that sale, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          You should read this table together with the sections of this prospectus captioned "Selected Consolidated Financial and Other Data," "Description of Share Capital" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands except per share amounts)
	(unaudited)
Warrants to purchase Convertible Preferred Shares	$5,016	—		—

Convertible preferred shares:	$35,669	$—		$—

Shareholder's equity (deficit):
Preferred shares, nominal value NIS 0.01 per share; 1,040,119 shares authorized, of which 760,730 issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted
Ordinary shares, nominal value NIS 0.01 per share; 3,959,881 shares authorized and 64,803 shares issued or outstanding, actual; 1,040,119 shares authorized and 933,425 shares issued or outstanding, pro forma; shares authorized and shares issued or outstanding, pro forma as adjusted	* )	3
Additional paid-in capital	1,958	42,640
Accumulated deficit	(32,626)	(32,626)

Total shareholders' equity (deficit)	(30,668)	10,017

Total capitalization	$10,017	$10,017	$

*)
Represents an amount lower than $1.

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $               per share would increase (decrease) the pro forma as adjusted shareholders' equity by $                 and our total capitalization by $                 , or $               if the underwriters exercise their option to

  purchase additional shares in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. Each increase or decrease of shares by                      shares in the number of shares offered by us would increase or decrease cash and cash equivalents, additional paid in capital, total shareholders' deficit and total capitalization by approximately $                 , assuming that the assumed initial price to public remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

            The outstanding share information in the table above is based on 841,364 ordinary shares outstanding as of September 30, 2014 and excludes the following shares:

  •
  an aggregate of 117,676 ordinary shares issuable upon the exercise of outstanding options to purchase our ordinary shares issued pursuant to our 2009 Stock Option Plan and our 2013 Stock Incentive Subplan, at a weighted-average exercise price of $28.00 per share;

  •
  an aggregate of                ordinary shares reserved for future issuance under our 2009 Stock Option Plan and our 2013 Stock Incentive Subplan; and

  •
  an additional 92,000 ordinary shares issuable upon the exercise of warrants, at a weighted-average exercise price of $54.22 per share.

 DILUTION

          Dilution is the amount by which the offering price paid by the purchasers of the ordinary shares sold in the offering exceeds the net tangible book value per share of ordinary shares after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of ordinary shares deemed to be outstanding at that date.

          Our pro forma net tangible book value as of                          ,           was $                  million, or $                 per share, which gives effect to the conversion of all outstanding preferred shares into an aggregate of                 ordinary shares upon the completion of this offering. After giving effect to the receipt and our intended use of approximately $                 million of estimated net proceeds from our sale of ordinary shares in this offering at an assumed offering price of $                 per share, which is the midpoint of the range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of                          ,           would have been $                 million, or $                 per share. This represents an immediate increase in net tangible book value of $                 per share to existing shareholders and an immediate dilution of $                 per share to new investors purchasing ordinary shares in the offering. The following table illustrates this substantial and immediate per share dilution to new investors.

Assumed initial public offering price per share (the midpoint of the range set forth on the cover page of this prospectus)		$
Pro forma net tangible book value per share at ,	$
Pro forma increase per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$

Dilution in net tangible book value per share to new investors		$

          A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $                 , the pro forma as adjusted net tangible book value per share by $                 per share and the dilution per share to new investors in this offering by $                 , or $                 if the underwriters exercise their option to purchase additional shares in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

          The following table summarizes, as of                          ,                  :

  •
  the total number of ordinary shares purchased from us by our existing shareholders and by new investors purchasing shares in this offering;

  •
  the total consideration paid to us by our existing shareholders and by new investors purchasing ordinary shares in this offering, assuming an initial public offering of $                 per share, which is the midpoint of the range set forth on the cover page of this prospectus (before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering); and

  •
  the average price per share paid by existing shareholders and by new investors purchasing shares in this offering.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors

Total		100%		$	100%		$

          The tables and calculations above are based on 841,364 ordinary shares outstanding as of September 30, 2014, and exclude the following shares:

  •
  an aggregate of 117,676 ordinary shares issuable upon the exercise of outstanding options to purchase our ordinary shares issued pursuant to our 2009 Stock Option Plan and our 2013 Stock Incentive Subplan, at a weighted-average exercise price of $28.00 per share;

  •
  an aggregate of 8,551 ordinary shares reserved for future issuance under our 2009 Stock Option Plan and our 2013 Stock Incentive Subplan; and

  •
  an aggregate of 92,000 ordinary shares issuable upon the exercise of warrants, at a weighted-average exercise price of $54.22 per share.

          A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would increase (decrease) total consideration paid by existing shareholders, total consideration paid by new investors and the average price per share by $                 , $                 and $                 , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

          The consolidated statements of comprehensive loss data for the fiscal years ended December 31, 2012 and 2013, are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of comprehensive loss data for the six months period ended September 30, 2013 and September 30, 2014 and consolidated balance sheet data as of September 30, 2014 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. You should read the following Selected Consolidated Financial Data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the section of this prospectus captioned "Prospectus Summary" and the consolidated financial statements and related notes.

          Pro forma basic and diluted net loss per ordinary share have been calculated assuming the conversion of all outstanding preferred shares into 776,561 ordinary shares.

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
	(in thousands, except per share data)
			(unaudited)
Consolidated Statements of Operations Data
Operating expenses:
Research and development	$2,745	$6,436	$4,187	$9,133
Marketing	225	511	369	747
General and administrative	1,174	1,574	1,196	1,298

Total operating loss	4,144	8,521	5,752	11,178

Financial expense (income), net	(92)	(761)	81	1,946

Loss before taxes on income	4,052	7,760	5,833	13,124

Taxes on income	28	97	59	212

Net loss	4,080	7,857	5,892	13,336

Net loss per share:
Basic and diluted net loss per ordinary share	$(79.10)	$(148.18)	$(110.60)	$(240.3)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	64,752	64,752	64,752	64,758

Basic and diluted pro forma net loss per ordinary share (unaudited)(1):		$(13.33)		$(15.63)

Weighted average number of ordinary shares used in computing basic and diluted pro forma net loss per share (unaudited)(1):		589,639		852,873

(1)
Pro forma basic and diluted net loss per share represents net loss divided by the pro forma weighted-average ordinary shares outstanding. Pro forma weighted-average shares outstanding reflects (1) the exercise of all outstanding warrants to purchase preferred shares and (2) the conversion of preferred shares into ordinary shares as though the conversion had occurred on the earlier of the first day of the relevant period or the issuance date. Please refer to Notes 2(d) and 2(e) in the consolidated financial statements for the assumptions made in respect of the calculation of the basic and diluted pro forma net loss per share.

	As of December 31,
			As of September 30, 2014
	2012	2013
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,741	$2,072	$11,049
Working capital	7,880	2,330	8,552
Total assets	8,952	5,023	14,876
Convertible preferred shares	15,733	18,308	35,669
Total shareholders' deficit	(9,666)	(17,515)	(30,668)

Long-Lived Assets

	As of December 31,
			As of September 30, 2014
	2012	2013
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Israel	$294	$502	$457
United States	—	128	288
Japan	—	—	155
United Kingdom	—	—	106
France	—	—	24
Total property and equipment, net	$294	$630	$1,030

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis of our financial condition and results of operations together with "Summary Consolidated Financial Data," "Selected Consolidated Financial and Other Data" and with the financial statements and related notes appearing at the end of this prospectus. In addition to historical and pro forma information, some of the information in this discussion and analysis contains forward-looking statements reflecting our current expectations and involves risk and uncertainties. For example, statements regarding our expectations as to our plans and strategy for our business, future financial performance, expense levels and liquidity sources are forward-looking statements. Our actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under the "Risk Factors" section and elsewhere in this prospectus. Please also see the section entitled "Special Note Regarding Forward-Looking Statements and Third Party Data."

Overview

          We are a specialty pharmaceutical company focused on the development and commercialization of therapeutic product candidates that address the limitations of market-leading products in certain orphan and other well-defined, high-margin specialty markets. Our primary focus is to obtain approval for the sale of Trevyent® for the treatment of pulmonary arterial hypertension, or PAH. We are also developing two product candidates for the treatment of post-surgical and acute pain in the home setting. Our product candidates are enabled by our proprietary PatchPump, which is a discreet, water-resistant and disposable drug administration technology that is aseptically pre-filled with liquid drug at the site of manufacture and pre-programmed to deliver an accurate, steady flow of drug to a patient, either subcutaneously or intravenously.

          We have not received regulatory approvals to sell Trevyent or any of our other product candidates, and we have not generated any sales or licensing revenue. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future as we continue to develop and seek regulatory approval for our product candidates.

          We have primarily financed our operations, including the development of Trevyent and the scaling up of manufacturing, through the sale of Preferred Shares.

Financial Overview

General

          The financial data is based on the consolidated financials of SteadyMed Ltd. ("Ltd.") and its wholly-owned subsidiary, SteadyMed Therapeutics, Inc. ("Inc."). Ltd. is an Israeli incorporated company with offices in Rehovot, Israel. Inc. is a Delaware corporation with offices in San Ramon, California, USA. Ltd. is predominantly engaged in research and development activities and Inc. provides the executive management and administrative support functions.

Revenue

          Trevyent, our lead product candidate, has not been approved for commercialization and we have not received any revenue in connection with the sale or license of Trevyent or our PatchPump technology platform.

Operating Expenses

          Our current operating expenses consist of three components — research and development expenses, marketing expenses and general and administrative expenses.

Research and Development Expenses

          Our research and development expenses consist of costs incurred in connection with the development of Trevyent, including:

  •
  Fees incurred to subcontractors, consultants and advisors in connection with research and development of our PatchPump technology, designing infrastructure for small scale manufacturing, pre-clinical and clinical studies and regulatory compliance;

  •
  Salaries and related expenses, including bonuses; and

  •
  Direct and indirect expenses required for operation and maintenance of laboratories and research and development offices, such as supplies and material, rent, utilities, depreciation and other expenses.

          We expense research and development costs as they are incurred. The following table discloses the breakdown of research and development expenses for the last two fiscal years and for the nine months period ended September 30, 2013 and 2014 (unaudited):

	Years Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			Unaudited
	(dollars in thousands)
Cost to third party subcontractors	$1,277	$3,769	$2,305	$6,988
Salaries and related personnel	1,090	2,014	1,288	1,550
Travel	91	183	198	208
Depreciation	61	84	62	134
Overhead	226	386	334	253

Total	$2,745	$6,436	$4,187	$9,133

          We expect research and development expenses to be our largest category of operating expenses and to increase as we continue our planned pre-clinical and clinical trials for our other product candidates, bupivacaine AHPA and ketorolac AHPA.

          Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. We anticipate we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success or failure of each product candidate, as well as an ongoing assessment as to each product candidate's commercial potential. We will need to raise additional capital, obtain additional bank loans or receive upfront and milestone payments from corporate partners in the future in order to complete the development and commercialization of our product candidates.

Marketing Expenses

          Marketing expenses consist primarily of salaries and related costs, fees related to market investigation, trade shows, advertising and press releases, as well as facility costs not otherwise included in research and development and general and administrative expenses. In the future, marketing expenses are expected to increase resulting from corporate branding and PatchPump re-branding initiatives and Trevyent launch preparation.

General and Administrative Expenses

          General and administrative expenses consist principally of salaries and related costs for personnel in executive and administrative positions, facility costs not otherwise included in research and development and marketing expenses, and professional fees for legal, audit and accounting services.

          We anticipate that, following the completion of this offering, we will incur greater expenses as a public reporting company, including increased payroll, legal and compliance, accounting, insurance and investor relations costs.

Financial Expense (Income), Net

          Financial expense (income), net consists mainly of the following:

  •
  Revaluation of fair value of warrants to purchase Convertible Preferred Shares granted to investors and others which are classified as a liability and re-measured at each reporting period at fair value.

  •
  Interest on a $1.5 million loan from a commercial bank received in February 2013 which will be repaid by May 22, 2016 in monthly equal installments of principal in addition to interest on the outstanding loan balance.

Taxes on Income

          The standard corporate tax rate in Israel was 25% for each of the 2012 and 2013 tax years and 26.5% for the 2014 tax year. We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward losses for tax purposes totaling $13.8 million as of December 31, 2013. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses and utilization of the benefits of our "Beneficiary Enterprise" as detailed in Note 9(b) to our consolidated financial statements.

          In 2012, 2013 and for the nine month period ended September 30, 2014, taxes on income included taxes on income of Inc., in providing services to Ltd. on a cost plus basis.

Results of Operations

Comparison of the Years Ended December 31, 2012 and December 31, 2013

	Years Ended December 31,
	2012	2013
	(dollars in thousands)
Operating Expenses:
Research and development	$2,745	$6,436
Marketing	225	511
General and administrative	1,174	1,574

Total operating loss	4,144	8,521
Financial income, net	(92)	(761)

Loss before taxes on income	4,052	7,760
Taxes on income	28	97

Net loss	4,080	7,857

Research and Development Expenses

          Research and development expenses were $6.4 million for the year ended December 31, 2013 compared to $2.7 million for the same period in 2012, which reflects an increase of $3.7 million, or 134%. This increase was principally due to a substantial increase in utilization of sub-contractors in the Trevyent development program. Salary expenses increased from $1.1 million to $2.0 million mainly due to increase in headcount and subcontractor and material expenses increased from $1.3 million to $3.8 million.

Marketing Expenses

          Marketing expenses were $0.5 million for the year ended December 31, 2013 compared to $0.2 million for the same period in 2012, which reflects an increase of $0.3 million, or 127%, resulting mainly due to an increase in salary expenses related to the hiring of the Vice President of Commercial Operations and Business Development.

General and Administrative Expenses

          General and administrative expenses were $1.6 million for the year ended December 31, 2013, compared to $1.2 million for the same period in 2012, which reflects an increase of $0.4 million, or 34%. The increase was principally due to an increase in accounting and finance consulting services.

Financial Expense (Income), Net

          Financial expense (income), net in 2013 is mainly due to income of $0.8 million from revaluation of fair value of the warrants to purchase convertible preferred shares, reduced by interest expense on bank debt of $81,000. Financial income, net in the amount of $0.1 million in 2012 is mainly due to income of $0.1 million from revaluation of fair value of the warrants to purchase convertible preferred shares.

Taxes on Income

          Taxes on income consists of the taxes incurred as a result of the implementation of the cost plus services agreement with Inc. increased by $69,000, or 246% from $28,000 to $97,000 from December 31, 2012 to 2013, resulting from an increase in Inc.'s activities in support of the operations of Ltd.

Loss for the Year

          Due to the cumulative effect of the factors described above, most significant of which were the increase in our operating expenses, particularly due to increased research and development expenses, as well as the other expenses that were recognized, our net loss increased by $3.8 million or 93% to $7.9 million in the year ended December 31, 2013 compared to $4.1 million in the year ended December 31, 2012.

Comparison of the Nine Months Ended September 30, 2013 and September 30, 2014

	Nine Months Ended September 30,
	2013	2014
	Unaudited
	(dollars in thousands)
Operating Expenses:
Research and development	$4,187	$9,133
Marketing	369	747
General and administrative	1,196	1,298

Total operating loss	5,752	11,178
Financial expense, net	81	1,946

Loss before taxes on income	5,833	13,124
Taxes on income	59	212

Net loss	$5,892	$13,336

Research and Development Expenses

          Research and development expenses were $9.1 million for the nine months ended September 30, 2014 compared to $4.2 million for the same period in 2013, which reflects an increase of $4.9 million, or 118%. This increase was principally due to an increase in the development activities related to Trevyent, with a substantial increase in utilization of sub-contractors. Salary expenses increased from $1.3 million to $1.6 million and subcontractor and material expenses increased from $2.3 million to $7.0 million.

Marketing Expenses

          Marketing expenses increased from $0.4 million to $0.7 million for the nine months ended September 30, 2014 compared to the same period in 2013, which reflects an increase of $0.3 million, or 102%, resulting principally from an increase in expenditures for new corporate branding and imaging, as well as product positioning of the PatchPump.

General and Administrative Expenses

          General and administrative expenses were $1.3 million for the nine months ended September 30, 2014, compared to $1.2 million for the same period in 2013, which reflects an increase of $0.1 million, or 9%. The increase was principally due to $0.1 million increase in consulting expenses and $0.1 million increase in stock-based compensation expenses offset by $0.1 decrease in salary expenses resulting from a reduction in administrative staff.

          During the nine month period ended September 30, 2014, the Company incurred direct and incremental costs of $990 related to its initial public offering; these costs were capitalized as a non-current asset on the balance sheet as of September 30, 2014.

Financial Expense, Net

          Financial expense, net was $1.9 million for the nine months ended September 30, 2014 compared to $0.1 million for the same period in 2013. Expenses are mainly due to the revaluation of the fair value of warrants to purchase preferred shares.

Taxes on Income

          Taxes on income, consists of the taxes incurred as a result of the implementation of the cost plus services agreement with Inc., increased by $153,000, or 259% from $59,000 to $212,000 for the nine months ended September 30, 2014, resulting from an increase in Inc.'s activities in support of the operations of Ltd.

Loss for the Period

          Due to cumulative effect of the factors described above, most significant of which were the increase in our operating expenses, particularly due to increased research and development expenses, as well as the other expenses that were recognized, our net loss increased by $7.4 million or 126% to $13.3 million in the nine months period ended September 30, 2014 from $5.9 million in the nine months period ended September 30, 2013.

Cash Flows

          The tables below set forth our significant sources and uses of cash for the periods set forth below. The following table and discussion do not give effect to any of the transactions occurring at the closing of this offering.

Comparison of the Fiscal Years Ended December 31, 2012 and December 31, 2013

	Years Ended December 31,
	2012	2013
	(dollars in thousands)
Net cash provided by (used in):
Operating activities	$(4,548)	$(7,535)
Investing activities	(293)	(2,047)
Financing activities	11,898	3,913

Net increase (decrease) in cash and cash equivalents	$7,057	$(5,669)

Net Cash Used in Operating Activities

          Net cash used in operating activities of approximately $7.5 million during the year ended December 31, 2013 was primarily a result of a net loss of $7.9 million and a $0.8 million decrease in revaluation of fair value of warrants offset by a $0.4 million decrease in marketable securities and an increase of $0.5 million in trade payables. Net cash used in operating activities of $4.5 million during the year ended December 31, 2012 was primarily a result of a net loss of $4.1 million, a $0.4 million increase in marketable securities and a $0.3 million increase in other accounts receivable and prepaid expenses.

Net Cash Used in Investing Activities

          Net cash used in investing activities of approximately $2.0 million during the year ended December 31, 2013 consisted primarily of investment in equipment and machinery used in our development activities in the amount of $0.3 million and an increase in restricted cash of $1.9 million related to a loan from a commercial bank. Net cash used in investing activities of approximately $0.3 million during the year ended December 31, 2012 consisted primarily of investment in equipment and machinery used in our development activities of $0.3 million.

Net Cash Provided by Financing Activities

          Net cash provided by financing activities of approximately $3.9 million during the year ended December 31, 2013 consisted primarily of approximately $2.6 million net proceeds from the issuance of Preferred Shares and the proceeds received from a $1.5 million bank loan offset by $0.1 million in principal repayment. Net cash provided by financing activities during the year ended December 31, 2012 consisted primarily of approximately $11.9 million net proceeds from issuance of Preferred Shares.

Comparison of the Nine Months Ended September 30, 2013 and September 30, 2014

	Nine Months Ended September 30,
	2013	2014
	Unaudited
	(dollars in thousands)
Net cash provided by (used in):
Operating activities	$(4,718)	$(9,939)
Investing activities	(2,100)	234
Financing activities	4,054	18,682

Net increase (decrease) in cash and cash equivalents	$(2,764)	$8,977

Net Cash Used in Operating Activities

          Net cash used in operating activities of $10 million during the nine months ended September 30, 2014 was primarily a result of net loss of $13.3 million offset by a $1.9 million increase in revaluation of fair value of warrants and $1.2 million increase in trade payables and other accounts payable and accrued expenses. Net cash used in operating activities of approximately $4.7 million during the nine months ended September 30, 2013 was primarily a result of a net loss of $5.9 million, offset by a $0.6 million increase in trade payables and $0.4 million decrease in marketable securities.

Net Cash Provided by (Used in) Investing Activities

          Net cash provided by investing activities of $0.2 million in the nine months ended September 30, 2014 consisted primarily of $0.5 million proceeds from release of restricted cash as the loan principal was paid down, offset by a $0.3 million investment in equipment and machinery used in our development activities. Net cash used in investing activities of $2.1 million in the nine months ended September 30, 2013 consisted primarily of a $1.9 million investment in restricted cash and a $0.2 million investment in equipment and machinery used in our development activities.

Net Cash Provided by Financing Activities

          Net cash provided by financing activities of $18.7 million in the nine months ended September 30, 2014 consisted primarily of $19.2 million net proceeds from issuance of Preferred Shares less $0.4 million principal repayment of a bank loan. Net cash provided by financing activities of $4.1 million in the nine months ended September 30, 2013 consisted primarily of approximately $2.6 million net proceeds from issuance of Preferred Shares and proceeds received from a $1.5 million bank loan.

Liquidity and Capital Resources

Sources of Liquidity

          We have incurred losses and cumulative negative cash flows from operations since our inception in June 2005 and until September 30, 2014 and we had an accumulated deficit of approximately $32.6 million as of September 30, 2014. We anticipate that we will continue to incur net losses for the foreseeable future as we continue the development and potential commercialization of Trevyent and our other product candidates and incur additional costs associated with being a public company. These conditions raise substantial doubt about our ability to continue as a "going concern".

          At September 30, 2014, we had $11 million in cash and cash equivalents (excluding restricted cash of $1.2 million).

Private Placement Rounds

          Since inception, we have financed our operations primarily through private placements of preferred shares (including issuance of warrants), receiving aggregate net proceeds totaling $40.6 million.

Loan from a Commercial Bank

          On February 20, 2013, we signed a Loan and Security Agreement (the "Agreement") with a commercial bank ("Bank") in an amount of $3.0 million (the "Loan") pursuant to which $1.5 million was funded at the closing date. An additional tranche of $1.5 million was available through September 30, 2013, but was not utilized.

          The Loan bears interest, on the outstanding daily balance thereof, at a variable annual rate equal to the greater of 5.25% or the three-year constant maturity treasury rate plus 5.00%. Loan interest is paid in 39 installments from March 20, 2013 through May 22, 2016 (the "Maturity Date") and loan principal is being repaid in 32 equal installments from October 20, 2013 through the Maturity Date. The total interest that will be paid over the period until the Maturity Date is approximately $167,000.

          Under the Agreement, Inc. must maintain at all times through the Maturity Date a cash balance at the lending Bank of not less than 125% of the outstanding loan principal. In addition, Inc. is permitted to transfer cash to the Company from time to time however, at all times at least 90% of the aggregate amount of cash of the consolidated entities must be held by Inc.

          In addition, under the Agreement, Inc. has the right to early prepayment of the outstanding Loan amount, including the unpaid and accrued interest, for a fee of 2.5% of the outstanding balance of the Loan.

          According to the Agreement, the Bank received a first priority security interest on all of the Company's assets, excluding intellectual property. Furthermore, Inc. agreed not to pledge the intellectual property to any third party.

          As part of the Agreement, the Company issued the Bank warrants to purchase 946 shares of Series D Preferred Shares at an exercise price of $47.55 per Preferred D Share. The warrants will expire ten years from issuance date and include certain anti-dilution protection provisions.

Future Funding Requirements

          To date, we have not generated any revenue. We do not know when, or if, we will generate any revenue from sales of our products. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of Trevyent. At the same time, we expect our expenses to increase in connection with our ongoing development activities, particularly as we proceed with preparations to launch Trevyent, and continue the development and seek regulatory approval for, our other product candidates.

          Upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of any of our product candidates, we expect to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. We anticipate that we will need substantial additional funding in connection with our continuing operations.

          Based on our forecasted expenses and before the net proceeds from this offering, we believe we have significantly less than one year's cash on hand. If we are unable to obtain additional capital resources in the near term, we may be unable to continue activities, absent a material alteration in our business plans and our business might fail.

          Based upon our current operating plan, the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements at least for the next twelve months. We will require significant additional capital to fund future development of our additional product candidates, and to obtain regulatory approval for, and to commercialize, them.

          Our future capital requirements will depend on many factors, including:

  •
  The outcome, costs and timing of seeking and obtaining FDA, EMA and any other regulatory approvals for Trevyent;

  •
  The cost and timeline for developing the AHPA product candidates and any other product candidates that we decide to pursue beyond Trevyent;

  •
  The costs associated with securing and establishing commercialization and manufacturing capabilities;

  •
  Market acceptance of our product candidates;

  •
  The costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;

  •
  Our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

  •
  Our need and ability to hire additional management and scientific and medical personnel;

  •
  The effect of competing technological and market developments;

  •
  Our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

  •
  The economic and other terms, timing and success of any collaboration, licensing, distribution or other arrangements into which we may enter in the future.

          Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our cash needs through a combination of equity offerings, debt financings, commercialization, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through other third-party funding, commercialization, marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. There can be no assurance that such additional funding, if available, can be obtained on terms acceptable to us. If we are unable to obtain additional financing, future operations would need to be scaled back or discontinued.

Government Grants from the Office of the Chief Scientist and Incubator

          We have received grants as part of our research and development program approved by the Office of the Chief Scientist, or OCS, in Israel. The requirements and restrictions for such grants are found in the Encouragement of Research and Development Law, 5744-1984, and related regulations or, collectively, the R&D Law. Under the R&D Law, royalties of 3% to 5% of the revenues derived from sales of products or services developed in whole or in part using OCS grants are payable to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of the grants actually received by us from the OCS, including accrued LIBOR interest as of December 31, 2013, totaled approximately $0.4 million. As of December 31, 2013, we had not paid any royalties to the OCS.

          In addition, we received grants from an incubator, RAD BioMed Ltd., of approximately $0.3 million under the incubator program during 2005-2006 which are not subject to royalty payments.

          In addition to paying any royalty due, we must abide by other restrictions associated with receiving grants under the R&D Law that continue to apply following repayment to the OCS. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel by requiring us to obtain the approval of the OCS for certain actions and transactions and pay additional royalties and other amounts to the OCS. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an "interested party" as defined in the R&D Law requires prior written notice to the OCS. If we fail to comply with the R&D Law, we may by subject to criminal charges.

          We may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amounts (depending on the manufacturing percentage that is performed outside of Israel) plus interest, in case of manufacturing the developed products outside of Israel and up to 600% in case of transferring intellectual property rights in technologies developed using the above grants. In the event that intellectual property rights subject to the restrictions under the R&D Law are deemed to be transferred outside of Israel, the grants amount from the OCS and the Incubator may become a loan to be repaid immediately up to 600% of the grants amounts. Both transferring manufacturing and transferring intellectual property outside of Israel require special approvals from the OCS. Currently, we believe that no intellectual property subject to restrictions under the R&D Law has been transferred outside of Israel and the disclosure of our know-how is made solely in connection with the transfer of manufacturing rights of our products to subcontractors. We are in the process of obtaining a special approval from the OCS in this respect.

Contractual Obligations and Commitments

          The following table summarizes our contractual obligations at December 31, 2013 (in thousands) and the effects such obligations are expected to have on our liquidity and cash flows in future periods:

	Total	Less Than a Year	2-3 Years	4-5 Years	More Than Five Years
Contractual Obligations:
Operating lease obligations(1)	$288	$209	$79	$—	$—
Purchase obligations(2)	1,188	1,188	—	—	—
Other long-term commitment(3)	20	—	—	—	20
Unrecognized tax benefits(4)	125	—	—	—	125
Loan from bank(5)	1,359	563	796	—	—
Interest on loan from bank(5)	100	63	37	—	—

Total contractual cash obligations	$3,080	$2,023	$912	$—	$145

(1)
Represents operating lease costs, consisting of leases for office space in Rehovot, Israel and San Ramon, California.

(2)
Consists of monetary obligations resulting from contracts and outstanding purchase orders from our suppliers.

(3)
Our obligation for accrued severance pay under Israel's Severance Pay Law as of December 31, 2013 was approximately $124,000, of which approximately $104,000 was funded through deposits in severance pay funds, leaving a net obligation of approximately $20,000.

(4)
Unrecognized tax benefits under ASC 740-10, "Income Taxes," are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 9(g) of our Consolidated Financial Statements for further information regarding the Company's liability under ASC 740-10.

(5)
See the section of this prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Sources of Liquidity — Loan from a Commercial Bank" for a description of our debt, which has a maturity date of May 22, 2016.

          Subsequent to December 31, 2013, we raised $19.2 million in the sale of Series E Preferred Shares. See the section of this prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Sources of Liquidity".

Off-Balance Sheet Arrangements

          We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements as defined under Securities and Exchange Commission rules.

Critical Accounting Policies and Estimates

          Our management's discussion and analysis of our financial condition and results of comprehensive loss is based on our financial statements, which we have prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

          While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies related to the treatment of warrants to purchase convertible preferred shares, stock-based compensation and contingencies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Estimation of Fair Value of Warrants to Purchase Convertible Preferred Shares

          Our outstanding warrants to purchase convertible preferred shares are subject to the requirements of ASC 815-40, which requires us to classify these warrants as long-term liabilities and to adjust the value of these warrants to their fair value at the end of each reporting period. We estimated the fair value of these warrants at the respective balance sheet dates using the Monte Carlo Cliquent Option Pricing Model based on the estimated fair value of the underlying convertible preferred shares at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends on and expected volatility of the price of the underlying convertible preferred shares. These estimates, especially the fair value of the underlying convertible preferred shares and the expected volatility, are highly judgmental and could differ materially in the future. The fair value of the warrants amounted to $2.1 million and $1.3 million as of December 31, 2012 and 2013, respectively, in each case using the Monte Carlo Cliquent model based on the above assumptions.

          We will continue to adjust the warrants for changes in fair value until the earlier of the expiration or exercise of the warrants. The then-current aggregate fair value of these warrants will be reclassified from liabilities to additional paid-in capital, a component of shareholders' equity, and we will cease to record any related periodic fair value adjustments.

Stock-based Compensation Expense

          We account for stock-based compensation granted to employees in accordance with ASC 718, "Compensation-Stock Compensation" which requires the measurement and recognition of compensation expense for all stock-based payment awards based on fair value.

          The fair value of each option award is estimated on the grant date using the Binominal option pricing model. The stock-based compensation expense, net of forfeitures, is recognized using the accelerated method over the requisite service period of the award, which is generally three years.

Key Assumptions

          The Binominal model requires the input of highly subjective assumptions, including the fair value of the underlying Ordinary Shares, the expected volatility of the price of our Ordinary Shares, the expected term of the option, risk-free interest rates and the expected dividend yield of our Ordinary Shares. These estimates involve inherent uncertainties and the application of management's judgment. These assumptions are estimated as follows:

  •
  Fair Value of our Ordinary Shares.  Because our Ordinary Shares have not been publicly traded prior to our initial public offering, we estimated the fair value of our Ordinary Shares, as discussed in "Ordinary Shares valuations" below. Upon the completion of our initial public offering, our Ordinary Shares will be valued by reference to the publicly-traded price of our Ordinary Shares.

  •
  Expected Volatility.  As we do not have a trading history for our Ordinary Shares, the expected price volatility for our Ordinary Shares was estimated by taking the average historical price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the Ordinary Share option grants. Industry peers consist of several public companies that are similar in size, stage of life cycle and financial leverage.

  •
  Expected Term.  The expected term represents the period that our stock-based awards are expected to be outstanding. Since the exercise price of the granted options is significantly higher than the underlying fair value of the Ordinary Shares, the expected term was determined based on the contractual term of the options.

  •
  Risk-Free Rate.  The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

  •
  Dividend Yield.  We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

          Stock-based compensation was $5,000 and $8,000 for the years ended December 31, 2012 and 2013, respectively. See Note 10f to our Consolidated Financial Statements included elsewhere in this prospectus for information concerning specific assumptions used in applying the Binominal model to determine the estimated fair value of employee shares options granted. In addition to the assumptions used in the Binominal model, we must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. We will continue to use judgment in evaluating the expected volatility, expected terms, and forfeiture rates utilized for our stock-based compensation expense calculations on a prospective basis.

Ordinary Share Valuations

          During 2012 and 2013, our Board of Directors approved the grant of options exercisable into our Ordinary Shares at exercise prices of $31.55 per share or $38.39 per share, which were the prices paid by investors in contemporaneous private placements of Preferred Shares.

          The fair value of the Ordinary Shares underlying our share options was determined by our Board of Directors, with input from management. For the years ended December 31, 2012 and 2013, the estimated fair value of the Ordinary Shares underlying our share options was determined at the end of each quarter with the assistance of independent third-party valuations. The valuations of our Ordinary Shares for these dates were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The methodology used by the third-party valuation specialists to assist in determining the fair value of our Ordinary Shares included estimating the fair value of the equity and then allocating this value to all of the equity interests using the option pricing method. The assumptions used in the valuation model to determine the estimated fair value of our Ordinary Shares as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

  •
  Our operating and financial performance, including our levels of available capital resources;

  •
  The valuation of publicly-traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

  •
  Rights and preferences of our ordinary shares compared to the rights and preferences of our other outstanding equity securities;

  •
  Equity market conditions affecting comparable public companies, as reflected in comparable companies' market multiples, initial public offering valuations and other metrics;

  •
  The achievement of enterprise milestones, including our development, intellectual property and regulatory progress;

  •
  The likelihood of achieving a liquidity event for our ordinary shares, such as an initial public offering or an acquisition of our company given prevailing market and biotechnology sector conditions;

  •
  Sales of our preferred shares in arms-length transactions;

  •
  The illiquidity of our securities by virtue of being a private company; and

  •
  Business risks.

Ordinary Share Valuation Methodologies

          The valuations were performed in accordance with applicable elements of the Practice Aid. The Practice Aid prescribes several valuation approaches for estimating the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its ordinary shares.

          The Practice Guide identifies various available methods for allocating enterprise value across classes and series of share capital to determine the estimated fair value of the ordinary shares at each valuation date. In accordance with the Practice Guide, we considered the following methods:

  •
  Option Pricing Method.  Under the option pricing method, or OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and ordinary shares are inferred by analyzing these options.

  •
  Probability-Weighted Expected Return Method.  The probability-weighted expected return method, or PWERM, is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

  •
  Hybrid Method.  The hybrid method typically is a combination of the OPM and PWERM. It is appropriate when a company is likely to go through a transformative event (for example, an initial public offering or liquidation) in the near future. Just like the PWERM, the hybrid method is a scenario-based analysis.

          Based on our pre-revenue stage of development and other relevant factors, we determined that the OPM was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our Ordinary Shares for valuations performed during 2012, 2013 and the first half of 2014. Commencing June 30, 2014, we began using the Hybrid Method by combining the OPM and an IPO scenario to determine the fair value of our ordinary shares.

          Under the OPM methodology, we used the pricing data from the recent rounds of preferred financings to estimate the value of the equity. Under the Hybrid Method, we estimated the probability and timing of the IPO based on management's best estimate, taking into consideration all available information as of the valuation date, including the stage of development of our product candidates, our expected near-term and long-term funding requirements, an assessment of the current financing and life science industry environment and the economic trends, market conditions at the time of valuation and the assistance of an independent third-party valuation.

          Following the closing of this offering, the fair value of our Ordinary Shares will be determined based on its closing price on NASDAQ.

July 2014 Option Re-pricing

          On July 7, 2014, our Board of Directors approved the re-pricing of all existing share options whose exercise prices exceeded $28.00 per share down to $28.00 per share. The new exercise price was determined by our Board of Directors using the Hybrid Method described above, estimating the probability and timing of an IPO based on management's best estimate, taking into consideration all available information as of the valuation date, including the stage of development of our product candidates, our expected near-term and long-term funding requirements, an assessment of the current financing and life science industry environment and the economic trends, market conditions at the time of valuation and the assistance of an independent third-party contemporaneous valuation as of June 30, 2014.

July 2014 Option Grants

          On July 7, 2014 and July 30, 2014, our Board of Directors approved the grant of 43,865 share options to certain grantees at exercise prices of $28.00 per share. The new exercise price was determined by our Board of Directors using the Hybrid Method described above, estimating the probability and timing of an IPO based on management's best estimate, taking into consideration all available information as of the valuation date, including the stage of development of our product candidates, our expected near-term and long-term funding requirements, an assessment of the current financing and life science industry environment and the economic trends, market conditions at the time of valuation and the assistance of an independent third-party contemporaneous valuation as of June 30, 2014.

September 2014 Option Grants

          On September 16, 2014, our Board of Directors approved the grant of 21,599 share options to certain grantees at an exercise price of $28.00 per share. The new exercise price was determined by our Board of Directors using the Hybrid Method described above, estimating the probability and timing of an IPO based on management's best estimate, taking into consideration all available information as of the valuation date, including the stage of development of our product candidates, our expected near-term and long-term funding requirements, an assessment of the current financing and life sciences industry environment and the economic trends, market conditions at the time of valuation and the assistance of an independent third-party contemporaneous valuation as of September 8, 2014.

October 2014 Option Grant

          On October 13, 2014, our Board of Directors approved the grant of 1,000 share options to a new grantee at an exercise price of $30.67 per share. The new exercise price was determined by our Board of Directors using the Hybrid Method described above, estimating the probability and timing of an IPO based on management's best estimate, taking into account the share options issued during September and the possibility of issuing additional equity to our preferred shareholders in order for them to waive one of their contractual rights, and taking into consideration all available information as of the valuation date, including the stage of development of our product candidates, our expected near-term and long-term funding requirements, an assessment of the current financing and life sciences industry environment and the economic trends, market conditions at the time of valuation and the assistance of an independent third-party contemporaneous valuation as of September 30, 2014.

Contingencies

          The Company accounts for its contingent liabilities in accordance with ASC 450. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

          With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Currently, the Company is not a party to any ligation that could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

          We have little exposure to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our functional currency is the U.S. dollar, and the majority of our cash is held in U.S. dollars. Part of our expenses is denominated in other currencies mainly New Israeli Shekels, or NIS, and to a lesser extent, in Pounds Sterling and we make currency conversions as needed to settle such liabilities. We do not carry any securities for trading purposes or for investment purposes, so we have no interest rate risk.

          We do have a variable rate bank loan tied to the 3-year Treasury rate. However, the outstanding principal amount of the loan was $1.3 million at December 31, 2013, so any increase in the interest rate and resulting payment would not have a material effect on our cash outflows.

Foreign Currency Exchange Risk

          Approximately 64% and 57% of our expenses in 2012 and 2013, respectively, were in non-U.S. Dollar denominated currencies, mainly NIS and to a lesser extent in Pounds Sterling. Our NIS-denominated expenses consist primarily of Ltd's personnel and overhead costs. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would have a 6% impact on our historical operating expenses.

Inflation Risk

          We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

New and Revised Financial Accounting Standards

          Section 107 of the JOBS Act permits emerging growth companies, such as us, to take advantage of the extended transition period in Section 13(a) of the Exchange Act, for adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recently Issued and Adopted Accounting Pronouncements

          In June 2014, the FASB issued "Update No. 2014-10 Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation ("Update")." The amendments in this Update remove the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. In addition, the amendments eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of comprehensive loss, cash flows, and shareholder deficit, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. The amendments are effective prospectively for reporting periods beginning after December 15, 2014 early adoption is permitted. The Company chose to early adopt the Update for the current consolidated financial statements.

BUSINESS

Overview

          We are a specialty pharmaceutical company focused on the development and commercialization of therapeutic product candidates that address the limitations of market-leading products in certain orphan and other well-defined, high-margin specialty markets. Our primary focus is to obtain approval for the sale of Trevyent® for the treatment of pulmonary arterial hypertension, or PAH. We are also developing two product candidates for the treatment of post-surgical and acute pain in the home setting. Our product candidates are enabled by our proprietary PatchPump®, which is a discreet, water-resistant and disposable drug administration technology. Our PatchPump technology is aseptically pre-filled with sterile liquid drug at the site of manufacture and pre-programmed to deliver an accurate, steady flow of drug to a patient, either subcutaneously or intravenously.

          Our lead product candidate, Trevyent, is being developed for the treatment of PAH, a progressive orphan disease that may eventually lead to heart failure and premature death. Trevyent is designed to improve the quality of life of PAH patients by providing an effective alternative that overcomes the limitations associated with the administration of the current market-leading prostacyclin PAH therapy, Remodulin® (treprostinil sodium), produced by United Therapeutics Corporation. The annual cost of Remodulin is reported to be between approximately $125,000 and $175,000 per patient and United Therapeutics reported Remodulin revenues of $430.1 million, $458.0 million and $491.2 million in 2011, 2012 and 2013, respectively.

Trevyent by SteadyMed

          We plan to manufacture registration stability lots of Trevyent in the first half of 2015 and expect to submit a New Drug Application, or NDA, for Trevyent to the U.S. Food and Drug Administration, or FDA, in the second half of 2015. We expect to submit a Marketing Authorization Application, or MAA, to the European Medicines Agency, or EMA, in the first half of 2016 in collaboration with one or more partners. All of our product candidates are being developed for sale in the United States under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FFDCA, which allows the submission of an NDA where information required for approval comes from scientific literature and publicly available information contained in the labeling of a listed drug, as well as from the FDA's previous findings of safety and efficacy for such listed drug.

          In addition to its debilitating physical symptoms, PAH has a profound social, practical and emotional impact on the lives of patients and their families and caregivers. Although Remodulin is an effective treatment for PAH, we believe its use is limited in part because the day-to-day method of delivery is burdensome and inconvenient for patients and caregivers. Approximately 30,000 individuals in the United States are currently diagnosed with PAH. While approximately 24,000 of these patients are eligible for Remodulin therapy, we believe only approximately 3,000 are receiving Remodulin. Although Remodulin is an effective treatment for PAH, we believe its use is limited in part because the day-to-day method of delivery is burdensome and inconvenient for patients and caregivers. We believe Trevyent will provide a better alternative for PAH patients and expand the number of patients receiving treprostinil therapy.

          Remodulin is provided to patients in a multi-use liquid vial and delivered subcutaneously or intravenously 24 hours a day, every day, by infusion pumps not designed for this purpose. PAH specific infusion pumps do not currently exist. For subcutaneous administration, the patient or caregiver must transfer the drug from the vial, using a special connector, into a disposable syringe that is then inserted into a non-disposable insulin infusion pump, which is attached to the patient using a long tube and catheter. These pumps require complex manual programming and are often not water-resistant. Because Remodulin needs to be transferred from a vial to the pump, it is formulated with the preservative meta-cresol, which is a known skin irritant. We believe the infusion site pain reported in 85% of patients receiving subcutaneous Remodulin therapy to be potentially associated with or exacerbated by the presence of meta-cresol in the Remodulin formulation.

          For intravenous Remodulin therapy, the delivery systems are larger than those typically used for subcutaneous therapy and require even more complex dose calculations and programming. They also include a larger drug reservoir that requires patients to precisely mix Remodulin with diluent, sometimes multiple times per day, which can take a substantial amount of time and may lead to dosing errors. Patients must also take care to use aseptic techniques when completing the complex preparation of intravenous treprostinil because contaminated filling can result in infection, which can lead to sepsis.

          Trevyent is specifically designed for PAH therapy. It will deliver a proprietary, preservative-free formulation of treprostinil using our ready-to-go, compact and disposable PatchPump. Trevyent is aseptically pre-filled with drug and pre-programmed with the required delivery rate at the site of manufacture. It is water-resistant and does not require any filling or programming by the patient or caregiver. To initiate therapy, the patient simply attaches Trevyent to the subcutaneous or intravenous infusion set and after 48 hours of continuous dosing, Trevyent will alert the patient that a replacement needs to be attached.

          We anticipate commercializing Trevyent for the treatment of PAH in the United States during the second half of 2016. Because PAH is an orphan indication with fewer than 200 PAH treatment centers in the United States, we believe we can effectively market Trevyent in the United States with a commercial organization of approximately 25 people. In Europe, we anticipate commercializing Trevyent for the treatment of PAH in collaboration with one or more partners in the first half of 2017.

          In addition to Trevyent, we have two product candidates for the treatment of post-surgical and acute pain in the home setting: bupivacaine PatchPump for local anesthesia post-surgery and ketorolac PatchPump for short-term management of moderately severe acute pain. We refer to these as at home patient analgesia, or AHPA, product candidates.

          Over 70 million surgeries are performed annually in the United States, with studies showing approximately 80% of patients experiencing post-surgical pain. Despite the introduction of new pain management modalities, both patients and their health care providers continue to face issues with treating post-surgical pain in the home setting. We believe these issues present opportunities for the use of our AHPA product candidates.

          We are developing our bupivacaine AHPA product candidate to provide patients and physicians with a simple and pre-filled alternative that overcomes the shortcomings of a commonly used analgesia infusion pump, the On-Q PainBuster, or other post-surgical pain products, such as Exparel, that provides sustained-release analgesia local to the wound post-surgery for up to 24 hours. Elastomeric pumps, like the On-Q PainBuster, are commonly used to deliver bupivacaine for local anesthesia, are approximately the size of a grapefruit and require the drug to be compounded and filled at the hospital pharmacy.

          Ketorolac is a potent non-steroidal anti-inflammatory drug, or NSAID, that provides analgesia at the opioid level. Our ketorolac AHPA product candidate is being developed to provide short-term (up to five days) management of moderately severe acute pain in the home setting. Our ketorolac AHPA product candidate may make ketorolac available to more patients, by eliminating the need for in-patient dose initiation, either intravenously or by multiple intramuscular injections, which will also facilitate a more rapid transition from in-patient care to at-home care. It may also offer a preferred alternative to the use of narcotics in the home setting.

          We are planning to submit Investigational New Drug applications, or INDs, for bupivacaine AHPA and ketorolac AHPA in the second half of 2015. We plan to conduct pharmacokinetic, or PK, studies and a registration trial prior to NDA and MAA submission for each product candidate. We anticipate submitting NDAs and MAA's for each of these product candidates in 2017. We also intend to market these product candidates directly through our specialty sales force in the United States and in Europe and other non-U.S. territories with one or more partners.

          The table below summarizes our estimated timing of the clinical and regulatory milestones for our current product candidates:

Product Candidate	Indication	IND Submission	Clinical Trials	NDA Submission	MAA Submission
Trevyent	PAH	—	—	Second Half 2015	First Half 2016
Bupivacaine AHPA	Local Anesthesia Post-Surgery	2015	Second Half 2015 and 2016	2017	2017
Ketorolac AHPA	Moderately Severe Acute Pain	2015	Second Half 2015 and 2016	2017	2017

          SteadyMed Ltd. was founded in Israel in 2005, and our wholly-owned subsidiary, SteadyMed Therapeutics, Inc., was incorporated in Delaware in 2011. Our senior management team, headquartered in San Ramon, California, has highly specialized and significant experience in areas that are directly relevant to the execution of our drug product development and commercialization strategy. Specifically our senior management team has experience with the development of pharmaceutical products for the treatment of PAH, development and approval of drug-device combination products through the 505(b)(2) regulatory pathway, manufacturing aseptically pre-filled drug products, the filing and approval of multiple NDAs and the launch and sale of multiple specialty pharmaceutical products.

Our Strategy

          We are a specialty pharmaceutical company focused on the development and commercialization of therapeutic product candidates that address the limitations of market-leading products in certain orphan and other well-defined, high-margin specialty markets. Our initial focus is on the development of Trevyent for the treatment of PAH. In addition, we are developing two product candidates for the treatment of post-surgical and acute pain in the home setting. We plan to leverage our proprietary PatchPump technology to develop and commercialize additional differentiated pharmaceutical products that offer significant benefits over existing commercially successful yet often inadequate treatment options in select specialty markets that we can commercialize on our own in the United States.

          The key elements of our strategy are:

  •
  Obtain approval for the sale of Trevyent in the United States and establish a commercial organization of approximately 25 people to promote the unique benefits of Trevyent as a preferred alternative to Remodulin to healthcare providers in the fewer than 200 PAH treatment centers in the United States;

  •
  Conduct post-approval studies designed to demonstrate that, as compared to existing treatments, Trevyent results in better patient outcomes and improved pharmaco-economics and to drive the rate of market adoption, including increasing the number of PAH patients receiving treprostinil therapy;

  •
  Obtain approval for the sale of our AHPA product candidates in the United States and commercialize these products through an expanded U.S. sales force;

  •
  Secure one or more partners in Europe for the approval and commercialization of Trevyent and our AHPA product candidates;

  •
  Expand our product portfolio with additional product candidates that provide significant benefits over market-leading therapies through the combination of existing approved drugs and our proprietary PatchPump technology; and

  •
  Create additional value by licensing our PatchPump technology to pharmaceutical and biopharmaceutical companies for their large volume (greater than 2 mL), high value small molecules or biologic drugs.

Pulmonary Arterial Hypertension (PAH)

Overview

          PAH is an orphan disease with no known cure, which is progressive and life-threatening and severely impacts and restricts the lives of patients on a daily basis. PAH is characterized by high blood pressure in the pulmonary arteries, which are the blood vessels leading from the heart to the lungs. Common symptoms, which worsen as the disease progresses, include breathlessness, fatigue, angina, fainting or light headedness and abdominal distension. In addition to these physical symptoms, PAH has a profound social, practical and emotional impact on the lives of patients and their families and caregivers.

          Oral therapies are commonly prescribed as first-line treatments for the least severely ill patients. As patients progress in their disease severity, inhaled therapies are added to oral therapy. When the disease progresses even further, infused prostacyclin therapies are frequently added to oral therapy. PAH patients have reduced levels of prostacyclin, a naturally occurring substance that has the effect of relaxing pulmonary blood vessels. Prostacyclin analogues, such as treprostinil, mimic the effects of prostacyclin and have become an established treatment for PAH. Treprostinil is formulated as a liquid drug that is stable at room temperature and is the only prostacyclin drug available for both subcutaneous and intravenous treatment of PAH. Other prostacyclins, such as epoprostenol, are available but are not widely used as they only offer intravenous therapy, have a very short half-life, are inherently unstable and must be reconstituted from a dry powder into liquid form and then used within 24 hours.

          Remodulin, the market-leading prostacyclin, is administered continuously 24 hours per day, every day and is sold by United Therapeutics Corporation. United Therapeutics reported Remodulin revenues of $430.1 million, $458.0 million and $491.2 million in 2011, 2012 and 2013, respectively. The annual cost of Remodulin is reported to be between approximately $125,000 and $175,000 per patient. This reported cost only includes Remodulin and does not include the cost of the required pumps and the ancillary supplies needed to administer Remodulin.

          Approximately 30,000 patients in the United States are currently diagnosed with PAH and the market for the treatment of PAH is expanding. GlobalData estimates that the global market will grow to $3.0 billion by 2020. Diagnosis is difficult, but as awareness of PAH grows and diagnosis improves, the number of patients requiring PAH therapy will continue to increase. While approximately 24,000 of the PAH patients in the United States are eligible for the market-leading prostacyclin therapy, Remodulin, we believe only approximately 3,000 are receiving Remodulin therapy. We believe more patients would receive treprostinil treatments if a more convenient and simple alternative to existing prostacyclin therapies were available.

Limitations of Current Remodulin Treatment for PAH

          Remodulin is provided to patients in a multi-use liquid vial and delivered subcutaneously or intravenously 24 hours a day, every day, using pumps that are not specifically designed for Remodulin or PAH therapy.

          Subcutaneous delivery is indicated as the first route of administration for Remodulin therapy. The patient or caregiver must transfer the drug from a vial, using a special connector, into a disposable reservoir which is then inserted into a non-disposable and complicated-to-use insulin infusion pump. The pump is attached to the patient via a long tube and catheter. These pumps require detailed manual programming and typically are not water-resistant. Because Remodulin needs to be transferred from a vial to the reservoir multiple times, it is formulated with the preservative meta-cresol, which is a known skin irritant. We believe the infusion site pain reported in 85% of patients receiving subcutaneous Remodulin therapy to be potentially associated with or exacerbated by the presence of meta-cresol in the Remodulin formulation.

          If subcutaneous delivery of Remodulin is not tolerated, patients can be switched to intravenous delivery. For intravenous Remodulin therapy, the delivery systems are larger than the insulin pumps typically used for subcutaneous therapy and require even more complex dose calculations and programming. They also include a larger drug reservoir that requires patients to precisely mix Remodulin with diluent, sometimes multiple times per day or night, which may lead to dosing errors and the associated side effects or return of PAH symptoms. Patients must also take care to use aseptic techniques when completing the preparation of intravenous treprostinil as contaminated filling can result in infection which can result in sepsis and hospitalization.

Typical Insulin Pump Used for Subcutaneous Administration of Remodulin

          More specifically, the delivery systems currently used for administration of subcutaneous Remodulin have the following limitations:

  •
  Complex Programming.  Algebraic calculations must be made by the patient or caregiver to define the delivery rate of the infusion pump based on the patient's weight, concentration of Remodulin and required dose. The patient or caregiver must navigate through multiple instruction screens by pressing multiple buttons in order to program the delivery rate of the pump. Incorrect calculations or programming can lead to dosing errors and related side effects or return of symptoms associated with PAH.

  •
  Multiple Precise Steps to Prepare Refills.  The patient or caregiver must follow a strict, time-consuming regimen to refill an empty pump with Remodulin. Typically, the drug must be transferred from a vial into a separate reservoir using a special connector, making sure no air bubbles are present. The pump is rewound by navigating through prompts on the pump's screen. The reservoir is then loaded into the pump and the infusion line is attached, primed by the pump, and finally attached to the cannula, all of which must typically be done once or multiple times per day.

  •
  Unpredictable Length of Time Between Refills.  The length of time between refills depends on the delivery rate programmed into the pump and can be impacted by the inaccuracies of priming the infusion line with drug. Therefore, many patients find it hard to schedule daily activities because it is difficult to predict when they will need to refill their pump. Patients must be ready with all of the ancillary filling disposables and drug vial at all times regardless of where they are.

  •
  Restricts Activities and Lifestyle Choices.  These pumps are not typically water-resistant and are tethered to the patient by a long tube, between 18 and 43 inches, which is inconvenient and can limit lifestyle choices, such as bathing and swimming. Also, because of the requirement for continuous infusion of treprostinil to treat PAH, patients are required to carry a backup pump with them at all times.

          In controlled studies of Remodulin administered subcutaneously, there were infusion system complications reported in 28% of patients, of which 93% were pump-related and 7% were related to the infusion set. In addition, Remodulin has been reported to cause infusion site pain in 85% of patients and infusion site reaction in 83% of patients when infused subcutaneously.

Typical Infusion Pump Used for Intravenous Administration of Remodulin

          Almost half of Remodulin patients are on intravenous therapy, which introduces challenges incremental to those for subcutaneous therapy. Specifically:

  •
  Central Line.  Remodulin is administered intravenously by continuous infusion, using a surgically placed central venous catheter, which usually goes through the patient's chest cavity.

  •
  Additional Complexity.  The steps required to prepare Remodulin for intravenous delivery are even more onerous than for subcutaneous therapy. First, an intravenous infusion rate must be calculated and programmed. Then, with this rate and the patient's dose and weight, the diluted intravenous Remodulin concentration must be calculated using an algebraic formula. Next, the amount of Remodulin needed to make the diluted Remodulin concentration for the reservoir must be calculated using an additional algebraic formula. Using a needle and syringe, Remodulin is then transferred from a vial into the reservoir along with the sufficient volume of diluent to achieve the desired total volume in the reservoir. Given the additional complexity, the potential for incorrect calculations or programming and the risk of dosing errors is increased.

  •
  Aseptic Technique Is Essential.  Failure to use aseptic techniques when completing the complex preparation and filling steps can result in infection, which can lead to sepsis, and require drug therapy and surgical intervention to replace the central venous catheter. A survey by the United States Centers for Disease Control, or CDC, of seven sites that administered intravenous Remodulin for the treatment of PAH, found approximately one blood stream infection event for every three years of administration.

          In addition to its debilitating physical symptoms, PAH has a profound social, practical and emotional impact on the lives of patients and their families and caregivers. This is why we are developing Trevyent.

Our Solution: Trevyent

          We believe Trevyent will improve the daily lives of these patients because it offers a simple, effective and more convenient administration of treprostinil for subcutaneous or intravenous treatment of PAH patients. We believe Trevyent, if approved, will be the only product that is a combination of a drug and device specifically designed for subcutaneous and intravenous treatment of PAH patients. In the United States, we plan to price Trevyent competitively between $125,000 and $175,000 per patient per year.

          Trevyent is an all-in-one product that combines our proprietary preservative-free formulation of treprostinil with our proprietary PatchPump technology. PatchPump is a discreet, water-resistant and disposable drug administration technology that is aseptically pre-filled with sterile liquid drug at the site of manufacture and pre-programmed to deliver an accurate, steady flow of drug to a patient for 48 hours. We believe Trevyent will reduce pump-related user errors and the related side effects or return of symptoms associated with PAH. In addition, we believe that our preservative-free treprostinil formulation may also provide an additional benefit to patients by potentially reducing the infusion site pain or reaction that is currently associated with subcutaneous administration of Remodulin.

Trevyent by SteadyMed

          The key benefits of Trevyent are:

  •
  Convenient and Ready-to-Go.  Trevyent will be delivered to the patient as a sterile, preservative-free, ready-to-go product pre-filled with treprostinil. Simply attaching the infusion cannula automatically activates Trevyent. There is no need for the patient to prepare the drug, add diluents, or program and load the pump. This is all done, aseptically, during manufacture.

  •
  Simple Dosing.  Trevyent will be available for prescription in a broad-range of concentrations to meet patient dosing requirements. The delivery rate of Trevyent will be programmed during manufacture, without the need for any patient or healthcare provider calculations or programming. There is no need for programming buttons on the product, which eliminates a primary source of dosing errors and the related side effects or return of symptoms associated with PAH.

  •
  Predictable, 48-Hour Dosing Period.  Trevyent is designed to provide a predictable, 48-hour continuous infusion of treprostinil so that patients can better plan their daily lives. At the end of the 48-hour dosing period, the patient simply disposes of the unit and attaches a new Trevyent.

  •
  Compact and Water-Resistant.  Trevyent is lightweight, compact, discreet and water-resistant. Patients have the option to wear Trevyent inconspicuously on the body or clip it on their clothing. The compact size and water resistant features enables more freedom to conduct normal activities such as bathing, without interruption of dosing. The compact size of Trevyent and all-in-one design make carrying a backup easy.

  •
  Offers Patient Reassurance.  Trevyent provides patients with audible and visual feedback. This includes simple LEDs and sounds that provide notifications on activation and when Trevyent is nearly empty and needs replacement, as well as alerts in the event of occlusions or no delivery. There is also a status-check button that provides feedback on demand.

          Trevyent directly responds to patient and healthcare provider feedback on the limitations of current treatment options. A 2012 market research survey commissioned by us consisted of 20 PAH practitioners consisting of twelve PAH physicians and eight PAH specialty nurses, all from major PAH treatment centers. All of these PAH healthcare experts gave high ratings to Trevyent. All twelve physicians rated their interest in adopting Trevyent at greater than or equal to "five" on a scale of "one" (not interested) to "seven" (would definitely adopt). Six physicians rated Trevyent with the top score of "seven", four gave a score of "six", and two a score of "five". The physicians cited Trevyent as less intrusive and more convenient for the patient as reasons for their interest in adopting Trevyent. All eight nurse specialists rated Trevyent highly, assigning an overall score greater than or equal to "six" for perceived patient interest on a scale of "one" (not interested at all) to "seven" (your patients would definitely prefer Trevyent over the current infusion system), with five nurses assigning a score of "seven", and three rating it as "six". The less intrusive characteristics of Trevyent and its ease of use were also the reasons nurses provided for their perception of high patient interest.

Trevyent Development Plan

          We have spent approximately eight years developing our enabling proprietary PatchPump system and, in 2011, we commenced the development of a treprostinil and PAH specific PatchPump that we now refer to as Trevyent. We plan to submit the Trevyent NDA in the second half of 2015 under Section 505(b)(2) of the FFDCA. We expect to submit an MAA to the EMA, in collaboration with one or more partners, in the first half of 2016.

          We have conducted two human clinical trials using the PatchPump. The first trial, in 2012, was a "First in Man Study to Assess the Safety and Performance of PatchPump for Subcutaneous Infusion in Ten Healthy Volunteers". All primary endpoints were successfully met. In particular, device application, use and removal, including needle insertion into the skin and retraction were painless in most subjects and if pain occurred, it was mild and transient. The device adhered well to the subjects' skin for the duration of infusion. The most common adverse events likely related to the device were erythema and edema. These events were local and transient. The study concluded that use of the PatchPump was well-tolerated.

          The second clinical study, in 2013, was an "Assessment of Treprostinil Blood Concentrations Following Subcutaneous Administration by the SteadyMed PatchPump to Seven Healthy Volunteers". This

study was designed to assess whether our PatchPump could achieve measurable levels of treprostinil in plasma when a low, clinically relevant dose of drug was administered to healthy subjects via continuous subcutaneous infusion. Plasma treprostinil was detected within 30 minutes of starting the infusions, increased rapidly during the first two hours, and then remained relatively constant until the PatchPumps were removed after 18 hours of infusion. The mean treprostinil steady state concentration achieved in this study compares favorably to that previously reported in the literature for Remodulin when administered via insulin pump at similar doses and rates of infusion. This study in healthy subjects demonstrated that our PatchPump can deliver treprostinil via continuous infusion at a relatively constant rate for extended periods of time. No serious or unexpected adverse events were observed.

          We have secured a source of the active pharmaceutical ingredient, or API, for treprostinil from a third-party manufacturer and commenced the development of our proprietary treprostinil formulation for Trevyent. Quantitative chemical composition, related impurities and physicochemical properties were experimentally determined for Trevyent prototype formulations and compared to results obtained from samples of the reference Remodulin product. Based on these studies, we expect Trevyent to provide equivalent product quality and performance as the reference-listed drug, Remodulin, which is necessary for approval under Section 505(b)(2).

          The Trevyent dose strengths will range from 1 mg/mL to 10 mg/mL of treprostinil, in an aseptically pre-filled single-use product. Our proprietary drug container has been tested to ensure drug compatibility and long-term stability with our Trevyent treprostinil formulation with no effect observed on drug stability or contamination from the container.

          Trevyent is being developed in accordance with ISO 62366 and the FDA 2011 draft Guidance for Industry and Food and Drug Administration Staff — Applying Human Factors and Usability Engineering to Optimize Medical Device Design, including a use error risk analysis and several formative usability studies, to identify, evaluate and mitigate use-related risks. Four formative human factors studies and an online questionnaire have been conducted to date with 93 volunteers made up of healthcare practitioners and PAH patients. The first formative study was an ethnographic study designed to explore the users and their use settings in order to support the preliminary design of the pump and the user interface. The second and third formative studies were specifically focused on evaluating the user's ability to use and understand aspects of the product user interface. The online questionnaire was focused on patient preferences for product wearability. The fourth formative study focused on simulated usage of the product over the full delivery cycle, along with the user's ability to understand the various alerts and alarms that could arise during usage. Additional formative studies are planned to evaluate the written instructions for use and to focus on full, simulated usage prior to conducting a final summative usability study to ensure that Trevyent meets all of the applicable requirements for ISO 62366 and the FDA human factors guidance.

          Because we are seeking approval for Trevyent under the Section 505(b)(2) pathway, the Trevyent NDA will rely on the FDA's previous findings of safety and effectiveness for Remodulin (treprostinil) Injection NDA 21-272 as the reference listed drug. We met with the FDA in July 2013 to discuss our development plan for Trevyent. The FDA agreed with our proposal for a bio-waiver request for the FDA to waive the requirement of in vivo bioavailability or bioequivalence studies for the Trevyent NDA, subject to our demonstration of the pharmaceutically equivalent nature of Trevyent and the reference-listed drug Remodulin. Based on this meeting, we believe that no clinical studies are required for the Trevyent NDA. As a precedent example for this approach, a bio-waiver was relied on by Actelion Ltd. in connection with their approved NDA for Veletri (intravenous epoprostenol to treat PAH), which relied on Flolan as the reference-listed drug and was approved for sale without the need for any clinical trials or post-approval requirements.

          The key Orange Book-listed patent for the use of treprostinil to treat PAH expired in October 2014 and our NDA will include a certification stating that Trevyent does not infringe any unexpired Orange Book-listed patents related to Remodulin. The Orange Book-listed patents related to Remodulin are: (i) patent 5153222, related to the use of treprostinil to treat PAH, expired as of October 6, 2014;

(ii) patents 6765117 and 8497393, related to specific methods for manufacturing the drug substance treprostinil sodium and, in the case of patent 7999007, claims for formulations with pH >10 containing glycine; and (iii) patents 7999007, 8653137 and 8658694 related to the use of high pH diluents containing glycine. Our drug substance supplier has developed a method of manufacturing treprostinil sodium which we do not believe infringes patents 6765117 and 8497393 because we do not perform the claimed method steps. The Trevyent formulation also does not require and therefore does not use high pH diluents or glycine.

          We believe, and have been advised, that we can use a similar pathway to obtain marketing authorization of Trevyent in Europe. We met with regulatory agencies in Sweden, Germany and the United Kingdom in October 2014 to discuss our development plans for Trevyent and these agencies agreed that we may submit an abridged MAA for Trevyent, with Remodulin listed as the reference drug. These agencies also agreed that waiver of bioequivalence study requirements for Trevyent would be appropriate in connection with such an abridged MAA for Trevyent. Based on these meetings, we believe that no clinical studies are required for the Trevyent MAA in these jurisdictions.

          After approval and launch of Trevyent, we intend to focus on market expansion opportunities and conduct several studies designed to demonstrate that, as compared to existing treatments, Trevyent results in better patient outcomes and improved pharmaco-economics.

Trevyent Sales and Marketing

          If approved by the FDA, we anticipate commercializing Trevyent for the treatment of PAH in the United States during the second half of 2016. PAH is a rare disease and there are fewer than 200 PAH treatment centers in the United States. We believe we could successfully market Trevyent in the United States with a commercial organization of approximately 25 people. We plan to commercialize in Europe during the first half of 2017 in collaboration with one or more partners.

          We plan to enter into distribution agreements with the leading specialty pharmacies in the United States, which currently distribute PAH treatments directly to patients. These specialty pharmacies will also be responsible for assisting patients with obtaining reimbursement for Trevyent and providing other support services.

          In the United States, we plan to price Trevyent comparably to Remodulin, which is currently reported to be priced between approximately $125,000 and $175,000 per patient per year. There are currently no approved generic forms of treprostinil and, if such a generic became available, we do not expect that availability to impact our plan to price Trevyent comparably to Remodulin. We believe that the current limitations of Remodulin would apply equally to any approved generic form of treprostinil and that the benefits of Trevyent will minimize any price impact from generics in the market. Further, Trevyent will be reviewed as a new drug and, if approved, will not be regulated as a generic. Trevyent will not be substitutable by a Remodulin generic and will not be priced as a generic.

At Home Patient Analgesia (AHPA)

Overview

          Over 70 million surgeries are performed annually in the United States. The inability to effectively manage post-surgical pain can delay recovery from surgery and may result in an increased length of hospital stay, increased hospital readmission rates and higher healthcare costs. Despite the introduction of new pain management modalities, both patients and their health care providers continue to face issues with treating post-surgical pain in the home setting. In one study, 80% of patients experienced post-surgical pain, with 86% of those patients characterizing their pain as moderate, severe or extreme.

          According to the American Society of Anesthesiologists, post-surgical pain negatively impacts ambulation, respiration and speed of postoperative recovery. We believe these issues present opportunities for the use of our at home patient analgesia, or AHPA, product candidates.

          Our bupivacaine AHPA product candidate is being developed to provide patients with anesthesia local to the surgical wound post-surgery in the ambulatory setting as an alternative to bupivacaine delivered by current analgesia infusion pumps, such as the On-Q PainBuster or other post-surgical pain products such as Exparel.

          Our ketorolac AHPA product candidate is being developed for the short-term (up to five days) management of moderately severe acute pain that requires analgesia at the opioid level, usually in a post-surgical setting. Our ketorolac AHPA product candidate will continuously infuse ketorolac, a potent NSAID, as an alternative to opioids in the home setting.

          Our AHPA products will come aseptically pre-filled in our PatchPump that is pre-programmed from the site of manufacture to deliver an accurate, steady rate infusion of drug to a patient over a pre-specified period of time.

Limitations of Current Post-Surgical Pain Relief Management

          Most surgical patients experience post-surgical pain, and up to approximately 75% of these patients experience inadequate pain relief. This can negatively affect patient outcomes, as recovery time is increased and longer hospital stays, and readmissions, are required, thereby increasing non-reimbursed hospital costs. The current treatment of post-surgical pain may include wound infiltration with local anesthetics, injection of a sustained-release bupivacaine and/or the use of opioid or NSAID analgesics.

Opioids

          The mainstay of pain therapy is the opioid class of drugs. Drugs commonly used are morphine, fentanyl, hydrocodone and hydromorphone. While they are effective analgesics, opioids can also cause many undesirable side effects: sedation, nausea and vomiting and inhibition of bowel function, among others. Respiratory depression is a possible life-threatening complication of opioids and they are also potentially addictive. Additionally, FDA approvals of opioid products come with significant restrictions on prescribing and distribution practices and there is desire to reduce or eliminate their use in the home setting. As such, we believe healthcare professionals are looking for alternative methods to treat patients' post-surgical pain.

NSAIDs

          Ketorolac is a potent NSAID that is indicated for short-term (up to five days) management of moderately severe acute pain that requires analgesia at the opioid level, usually following surgery. The requirement to initiate ketorolac therapy in the hospital or surgical center with either intravenous infusion or multiple intra-muscular injections every four to six hours is a factor that limits its use in the home setting following surgery. Oral ketorolac is also available but can only be used as continuation therapy after initiation by intravenous or multiple intramuscular injections every four to six hours. In addition, post-surgical patients often have nausea, making it difficult to take oral medications.

Elastomeric Pumps

        A commonly used external analgesia infusion pump is the On-Q PainBuster, or ON-Q, distributed by I-Flow LLC. The ON-Q is an elastomeric pain pump that is commonly used to deliver bupivacaine for local anesthesia. The ON-Q system has been used post-surgery in more than two million patients. Elastomeric pumps, like the On-Q PainBuster, are approximately the size of a grapefruit and require the drug to be compounded and filled at the hospital pharmacy. The ON-Q system costs between approximately $250 and $400 per pump, excluding drug costs.

        Similar to a balloon, elastomeric pumps use elastic force to compress the delivered drug through a long tube into a catheter inserted into the surgical site. This method effectively extends the duration of suppressed pain and has been shown to reduce the use of concomitant opioids by up to approximately 40% and reduce the length of stay in hospitals post-surgery.

        However, because of its size and weight and the length of its tubing, the ON-Q system is typically carried by patients in a shoulder bag, which can restrict day-to-day activities. The ON-Q operates within plus or minus 15% of the intended flow rate because of variability caused by ambient temperature and over- or under-filling, which may compromise accuracy of dosing. Because of time and cost pressures, the pumps are often filled outside of the pharmacy, which raises concerns about the adequacy of sterility procedures and the accuracy of filling and labeling.

Sustained-Release Bupivacaine

          A sustained-release injectable bupivacaine product, Exparel sold by Pacira Pharmaceuticals, Inc., provides analgesia local to the wound post-surgery. In clinical studies, Exparel has been shown to be effective for up to 24 hours. Between 24 and 72 hours after administration, there was minimal to no difference between Exparel and placebo treatments on pain intensity.

Our Solutions:

Bupivacaine AHPA

          Because of the desire to reduce patient length of stay in the hospital, the inadequacies of the elastomeric pumps and the issues and concerns associated with the use of opioids in the home setting, we are developing bupivacaine AHPA.

          Bupivacaine is a generic, locally administered, safe and effective, FDA-approved anesthetic that is widely used. Our bupivacaine AHPA product candidate is being designed to deliver a local anesthetic directly to the wound site through infusion for a three to five day period in the home setting to provide local pain relief after minor surgery in the ambulatory hospital setting.

Bupivacaine AHPA

          The key advantages of our bupivacaine AHPA product candidate are:

  •
  Convenient and Ready-to-Go.  Our bupivacaine AHPA product candidate will be aseptically pre-filled with sterile liquid drug at the site of manufacture and will be immediately available for use in the operating room. It will eliminate the need for pharmacy compounding and filling of the pump, thereby reducing the potential for infection and also streamlining the associated logistics.

  •
  Improved Hospital Economics.  Because of its simplicity and convenience, we believe our bupivacaine AHPA product candidate will be more widely used than current elastomeric pumps and further reduce the costs associated with patient length of stay. In addition, we believe it will directly reduce hospital expense by eliminating the compounding, filling and logistical costs associated with elastomeric pumps.

  •
  Extendable Duration of Treatment.  Our bupivacaine AHPA product candidate is expected to provide between two and five days of treatment. Because it is pre-filled with sterile drug and single use, prescribing physicians can offer patients the option to extend treatment by simply attaching another bupivacaine AHPA PatchPump to their catheter.

  •
  Discreet and Compact.  We believe that the discreet and compact design of our bupivacaine AHPA product candidate will allow for greater patient mobility compared to elastomeric pumps, giving patients the ability to continue their day-to-day functions, and will therefore increase the number of patients that can benefit from pain relief at-home following a surgical procedure.

  •
  Reduction in Use of Opioids.  We believe that our bupivacaine AHPA product candidate will reduce the need for opioid analgesics, thereby preventing patients from suffering associated side effects such as incapacitation, nausea and constipation. Importantly, by reducing or eliminating the need for opioids, we believe bupivacaine AHPA may eliminate or reduce the risk of respiratory depression.

          We are planning to submit an IND for bupivacaine AHPA in the second half of 2015. We plan to conduct PK studies commencing in late 2015 and a registration study in 2016, prior to filing an NDA in 2017 under Section 505(b)(2) of the FFDCA.

          We believe that a similar pathway exists for development and registration of bupivacaine AHPA product candidate in Europe and intend to engage regulatory advisors to help define the development and registration plan within Europe. We expect to submit an MAA, in collaboration with one or more partners, in 2017.

Ketorolac AHPA

          Our ketorolac AHPA product candidate combines ketorolac, a generic NSAID, with our proprietary PatchPump, including an integrated cannula, for subcutaneous administration of around-the-clock analgesia at the opioid level in the home setting for a three to five day period without the need to initiate therapy with intravenous or multiple intramuscular injections in the hospital.

Ketorolac AHPA
(with integrated cannula)

          Our At Home Patient Analgesia product candidates share many of the same benefits. We believe the key advantages of our ketorolac AHPA product candidate are:

  •
  Potent Systemic Pain Relief.  Our ketorolac AHPA product candidate is being designed to provide around the clock continuous pain relief at the opioid level for up to five days.

  •
  Simple Treatment Initiation and Transition to At Home Use.  Our ketorolac AHPA product candidate will come pre-filled and ready-to-go. The physician will simply attach the ketorolac AHPA product candidate to the patient's abdomen and press a button on the side of the device to insert a cannula into the skin and automatically start continuous delivery of ketorolac. There will be no need to initiate therapy with intravenous or multiple intramuscular injections, thereby allowing a simple transition from the hospital to the home setting.

  •
  Avoids Respiratory Depression.  Opioids have been linked to death due to respiratory depression. This is of particular concern for obese patients after surgery. Our ketorolac candidate provides an attractive alternative for these patients.

          We are planning to submit an IND for ketorolac AHPA in the second half of 2015. We plan to conduct PK studies commencing in late 2015 and a registration study in 2016, prior to filing an NDA in 2017 under Section 505(b)(2) of the FFDCA.

          We believe that a similar pathway exists for development and registration of ketorolac AHPA product candidate in Europe and intend to engage regulatory advisors to help define the development and registration plan within Europe. We expect to submit an MAA, in collaboration with one or more partners, in 2017.

Technology Licensing

          We have ongoing efforts to license our PatchPump technology to pharmaceutical and biopharmaceutical companies for their large volume (greater than 2 mL), high value small molecule or biologic drugs. Pharmaceutical companies are seeking infusion systems that are effective, safe and patient friendly. One of the biggest challenges facing pharmaceutical companies developing biologics is to find the right formulation with the lowest injectable volume without creating viscosities that prevent administration by injection. We believe this is resulting in a significant number of large volume injectable biologics currently in development that are not amenable to injection by needles and syringes or auto-injectors.

          As a result of the convenience, compact size and pre-filled nature of our PatchPump for the delivery of highly viscous and large volume molecules, we expect that it will become a preferred choice of drug administration for a number of biologics. A recent report on the bolus injector market reviewed a sample of 900 biologics which are either currently marketed or under various phases of clinical development. Nearly one third of these biologics were identified as targets for delivery via large volume bolus injectors such as our PatchPump.

          Our proprietary drug container has been tested to ensure drug compatibility and long-term stability. We and third party bio-pharmaceutical companies have conducted studies confirming compatibility with, and stability of, representative biologic compounds stored within the drug container under real-time and accelerated conditions.

Our Technology

          We designed our proprietary PatchPump to enable easier, more convenient and less error-prone drug administration. The PatchPump is water-resistant, compact, has an external status-check button, provides visual and audible patient feedback and has a clear window to view and inspect the pre-filled liquid drug. The core technology inside our proprietary PatchPump is our expanding battery, the ECell, which is comparable to an alkaline battery but with a flexible housing. As the ECell discharges in a controlled fashion, it expands and pushes against the flexible drug container, forcing the pre-filled drug out of the device. The other major components of the PatchPump include: a circuit board, containing the hardware and software that control the expansion rate of the ECell and other device functions, various sensors to assist in flow control and occlusion detection, feedback LEDs to tell the patient the status of the product and an external status-check button.

          The PatchPump, included in Trevyent and our AHPA product candidates, uses existing commercially available drug infusion sets, with minor modifications, to provide either subcutaneous or intravenous drug administration. We are also developing a PatchPump with an integrated cannula, which will allow subcutaneous drug administration without an external infusion set.

          The PatchPump can be configured to deliver a range of volumes of drug and delivery rates, depending on the targeted disease. The figure below shows the PatchPump configured for use with an external subcutaneous infusion set and the design with the integrated cannula.

PatchPump (with external cannula)	PatchPump (with integrated cannula)

          During continuous delivery, the PatchPump is silent unless the status-check button is pressed, which causes a buzzer to sound and the feedback LEDs to flash green, to notify the patient of normal operation. Near the end of the dosing period the buzzer will sound and the LEDs will flash red to instruct the patient to remove the PatchPump and replace it with a new PatchPump, if required.

          We expect that the PatchPump will be positioned on the patient's abdomen or, alternatively, on the upper arm, hip, thigh, or upper buttocks. The PatchPump is intended to be self-administered and can be worn throughout the course of normal daily activities, including working, exercising, sleeping and bathing.

Manufacturing

          Trevyent will be manufactured by contract manufacturing organizations, or CMOs. Custom manufacturing equipment, including process equipment, injection molds and test equipment, is specific to the production of critical PatchPump components; and manufacturing processes are being developed under our direction and ownership, but will be located at the various CMOs. All CMOs have been selected for their specific competencies in the manufacturing processes and materials included in our product candidates and comply with current Good Manufacturing Practices, or cGMPs, and Quality System Regulations, or QSRs, as required by the FDA and other regulatory authorities.

PatchPump

          Development and supply agreements for our proprietary PatchPump are in place with our critical contract manufacturers. We currently have agreements with Bespak Europe Ltd., EaglePicher Medical Power, LLC and Nova Laboratories Limited. Bespak is our development and manufacturing partner for the injection molded components, drug container manufacturing and assembly and packaging of the PatchPump. Bespak is a leading global supplier of delivery devices for inhaled and injectable drugs. EaglePicher, a global supplier of custom battery technologies for the medical device industry, is our development and manufacturing partner for the ECell. Nova Laboratories Limited specializes in novel, complex aseptic processing of pharmaceutical, biopharmaceutical and medical device products and will aseptically fill our drug container.

Drug Product

          We currently contract with a third party supplier for the API for Trevyent. Our supplier is an FDA-inspected, global supplier of bulk API. The treprostinil API for Trevyent is manufactured using a unique, proprietary method of synthesis. Our NDA will include a certification stating that Trevyent does not infringe any unexpired Orange Book-listed patents related to Remodulin.

          Standard quality assurance testing and controls that are typical for GMP-manufactured sterile solutions have been established to ensure the product will meet FDA guidelines and requirements. The chemistry, manufacturing and controls, or CMC documentation for the Trevyent drug product will be submitted to the FDA as part of our Trevyent NDA.

Competition

          The pharmaceutical and biotechnology industries are intensely competitive and subject to rapid and significant technological change. Our competitors include organizations such as major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and generic drug companies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large established companies.

          Many of our competitors have greater financial and other resources than we have, such as more commercial resources, larger research and development staffs and more extensive marketing and manufacturing organizations. As a result, these companies may obtain marketing approval more rapidly than we are able and may be more effective in selling and marketing their products. We expect any products that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, convenience of administration and delivery, price and the availability of reimbursement from government and other third-party payers.

          For Trevyent, we expect to compete with certain existing infusion treatments for PAH patients with Class II-IV symptoms as well as known products under development:

  •
  Infused Prostacyclins.  This includes the market leader, Remodulin (treprostinil) sold by United Therapeutics Corporation, and other prostacyclins, such as Veletri (epoprostenol) sold by Actelion Ltd., Flolan (epoprostenol) sold by GlaxoSmithKline PLC, and generic epoprostenol sold by Teva Pharmaceutical Industries Ltd.

  •
  Generic Treprostinil.  Sandoz has filed an abbreviated NDA, or ANDA, for a generic form of treprostinil. We expect the launch of the generic treprostinil to be in late 2017, if not before.

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  Implantable Pump.  Medtronic, Inc. currently sells the Synchromed II implantable pump to deliver baclofen to treat severe spasticity. Under a collaboration between United Therapeutics and Medtronic, Inc., a specially designed delivery catheter is being developed to enable use of the Synchromed II Pump for the delivery of treprostinil, which is subject to regulatory approval.

          For our AHPA product candidates, we expect to compete with certain existing postsurgical pain treatments:

  •
  Elastomeric Pumps.  The On-Q PainBuster, sold by I-Flow LLC, is used to deliver bupivacaine into the surgical wound post-surgery.

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  Exparel.  Exparel is sold by Pacira Pharmaceuticals. This is a sustained-release injectable bupivacaine product that provides analgesia local to the wound post-surgery for up to 24 hours.

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  Opioids and NSAIDs.  The mainstay of pain therapy is opioids, drugs commonly used are morphine, fentanyl, hydrocodone and hydromorphone. In addition, NSAIDs such as ketorolac, diclofenac and ibuprofen are used to treat post-surgical pain.

          In addition, there may be companies unknown to us that are engaged in the development of products that are potentially competitive with those that we are developing.

Intellectual Property

          Our success depends in large part on our ability to obtain and maintain intellectual property protection for the proprietary technologies that are core to our business, including our PatchPump technology. We seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. The material jurisdictions in which we have patents and/or patent applications include the United States, Europe, Canada, China, Japan and Korea. We also rely on know-how, copyright, trademarks and trade secret laws, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position. Such protection is also maintained using confidential disclosure agreements. Protection of our technologies is important for us to offer our customers proprietary products unavailable from our competitors, and to exclude our competitors from practicing technology that we have developed. If competitors in our industry have access to the same technology, our competitive position may be adversely affected.

          It is possible that our current patents, or patents which we may later acquire, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents from our pending patent applications or other inventions we seek to protect. Due to uncertainties inherent in prosecuting patent applications, sometimes patent applications may be rejected and we may abandon them. It is also possible that we may develop proprietary products or technologies in the future that are not patentable or that the patents of others will limit or altogether preclude our ability to do business. In addition, any patent issued to us may provide us with little or no competitive advantage, in which case we may abandon such patent or license it to another entity. For more information, please see "Risk Factors — Risks Related to Intellectual Property."

          As of September 30, 2014, we held three issued U.S. patents and 13 issued foreign patents, as well as six U.S. pending applications and ten foreign pending applications, related to our PatchPump technology.

          There are multiple distinct patent or patent application families important to our intellectual property protection. They include:

  •
  Novel Use of Expanding Battery Cells.  This family provides coverage for the use of volume changes generated by battery cells to drive drug-delivery devices in order to administer drugs to patients via various routes of administration. The earliest expected expiration dates for this family occur in 2028 in both the United States and Europe.

  •
  Novel Control System for Displacement-Generating Batteries.  This family relates to the use of control systems and displacement sensors to facilitate highly accurate drug delivery together with indications of device malfunctions and additional safety features. The earliest expected expiration dates for this family occur in 2026 in both the United States and Europe.

  •
  Novel Design for a Drug Delivery Device.  This family relates to a specific design for our PatchPump drug container and the means by which it is compressed by an actuator to provide expulsion of drug from the device. The earliest expected expiration dates for this family occur in 2031 in both the United States and Europe.

  •
  Novel Drug Delivery Device.  This family relates to a drug delivery device that is based on pressure changes resulting from electrolysis. The earliest expected expiration dates for this family occur in 2025 in the United States and in 2024 in Europe.

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  Novel Use of a Drug Delivery Device.  This family relates to a device that is particularly suitable for delivery of an anesthetic or pain relieving medication along with an active ingredient in order to reduce pain at the drug administration site. The earliest expected expiration dates for this family occur in 2033 in both the United States and Europe.

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  Assembly of PatchPump.  This family relates to the assembly of the PatchPump, and a unique arrangement of parts to promote controlled drug release. The earliest expected expiration dates for this family occur in 2033 in both the United States and Europe.

Government Regulation

          Government authorities in the United States, at the federal, state and local level and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, pricing and import and export, of pharmaceutical and medical device products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and resources and the successful outcome of those processes cannot be guaranteed.

Review and Approval of Drugs Products in the United States

          In the United States, the FDA regulates drugs under the FFDCA and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

          An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

  •
  completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA's good laboratory practice, or GLP, regulations;

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  submission to the FDA of an IND, which must take effect before human clinical trials may begin;

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  approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

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  performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each indication;

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  preparation and submission to the FDA of a new drug application, or NDA;

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  review of the product by an FDA advisory committee, where appropriate or if applicable;

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  satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality and purity;

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  payment of user fees and securing FDA approval of the NDA; and

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  compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, and post-approval studies required by the FDA.

          To facilitate the drug development process, applicants may conduct formal meetings with FDA to discuss proposed development plans and study designs, with the goal to obtain FDA input and concurrence on the overall development plan. Meetings with FDA may be held at any time, but are generally conducted at certain drug development milestones, such Pre-IND, End-of-Phase 2 and Pre-NDA meetings.

Preclinical Studies

          Preclinical studies include laboratory evaluation of the purity and stability of the manufactured drug substance or active pharmaceutical ingredient and the formulated drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

Human Clinical Studies in Support of an NDA

          Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA can also place the IND on clinical hold at any time during development, which would require the resolution of outstanding safety concerns before development can continue.

          In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

          Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

  •
  Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease (e.g. cancer) or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

  •
  Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

  •
  Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

          Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients.

Submission of an NDA to the FDA

          Assuming successful completion of required clinical testing and other requirements, the results of the preclinical and clinical studies, together with detailed information relating to the product's chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, and the sponsor of an approved NDA is also subject to annual product and establishment user fees. These fees are typically increased annually.

          The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA's receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. In accordance with PDUFA legislation, specified performance goals have been established for FDA's review of NDAs. Most such applications are meant to be reviewed within ten months from the date of filing. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

          Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections usually cover all facilities associated with an NDA submission, including drug component manufacturing (such as Active Pharmaceutical Ingredients), finished drug product manufacturing and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

          In addition, as a condition of approval, the FDA may require an applicant to develop a risk evaluation and mitigation strategy or REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

          The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA's Decision on an NDA

          On the basis of the FDA's evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

          If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug's safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drug Act

          We intend to seek orphan drug designation in the United States for Trevyent for the treatment of PAH.

          Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not shorten the duration of the regulatory review or approval process, but does provide certain advantages, such as a waiver of Prescription Drug User Fee Act, or PDUFA, fees, enhanced access to FDA staff and potential waiver of pediatric research requirements.

          If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Because treprostinil for the treatment of PAH has previously been awarded orphan drug exclusivity, we will need to demonstrate clinical superiority to Remodulin in order to be awarded orphan drug exclusivity for Trevyent, either through improved efficacy, safety or a major contribution to patient care, such as convenience. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

          A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-Approval Requirements

          Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

          The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-approval testing, including Phase 4 clinical trials, or surveillance to further assess and monitor the product's safety or effectiveness upon commercialization.

          In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

          Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

  •
  restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

  •
  fines, warning letters or holds on post-approval clinical trials;

  •
  refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

  •
  product seizure or detention, or refusal to permit the import or export of products; or

  •
  injunctions or the imposition of civil or criminal penalties.

          The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

          In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Section 505(b)(2) NDAs

          NDAs for most new drug products generally are based on two full clinical studies which must contain substantial evidence of the safety and efficacy of the proposed new product. These applications are submitted under Section 505(b)(1) of the FFDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FFDCA. This type of application allows the applicant to rely, in part, on the FDA's previous findings of safety and efficacy for a similar product, or published literature. Specifically, Section 505(b)(2) applies to NDAs for a drug for which the investigations made to show whether or not the drug is safe for use and effective in use and relied upon by the applicant for approval of the application were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted.

          Thus, Section 505(b)(2) authorizes the FDA to approve an NDA based on safety and effectiveness data that were not developed by the applicant. NDAs filed under Section 505(b)(2) may provide an alternate and potentially more expeditious pathway to FDA approval for new or improved formulations or new uses of previously approved products. If the Section 505(b)(2) applicant can establish that reliance on the FDA's previous approval is scientifically appropriate, the applicant may eliminate the need to conduct some, most, or even all preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new drug candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Hatch-Waxman Patent Certification and the 30 Month Stay

          Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant's product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA or Section 505(b)(2) NDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the applicant is not seeking approval.

          Specifically, the applicant must certify with respect to each patent that:

  •
  the required patent information has not been filed;

  •
  the listed patent has expired;

  •
  the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

  •
  the listed patent is invalid, unenforceable or will not be infringed by the new product.

          The applicant may also submit a "viii" statement carving out from the proposed labeling any patent indications for use for which the applicant is not seeking approval. A certification that the new product will not infringe the already approved product's listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA or Section 505(b)(2) NDA application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the applicant is not seeking approval).

          If the ANDA or Section 505(b)(2) NDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders of the listed drug once the ANDA or Section 505(b)(2) NDA has been accepted for filing by the FDA. The NDA and patent holders of the listed drug may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA or Section 505(b)(2) NDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the ANDA or Section 505(b)(2) NDA applicant.

Review and Approval of Drug-Device Combination Products in the United States

          Combination products are therapeutic and diagnostic products that combine drugs, devices, and/or biological products. Technological advances continue to combine product types regulated by FDA's human medical product centers, which are made up of the Center for Drug Evaluation and Research (CDER), the Center for Biologics Evaluation and Research (CBER), and the Center for Devices and Radiological Health (CDRH). Because combination products involve components that are regulated under different types of regulatory requirements, and by different FDA Centers, they raise regulatory, policy and review management challenges. Differences in regulatory pathways for each component can impact the regulatory processes for all aspects of product development and management, including preclinical testing, clinical investigation, marketing applications, manufacturing and quality control, adverse event reporting, promotion and advertising, user fees and post-approval modifications.

          The FDA's Office of Combination Products, or OCP, was established in 2003 to provide prompt determination of the FDA center with primary jurisdiction for the review and regulation of a combination product; ensure timely and effective premarket review by overseeing the timeliness of and coordinating reviews involving more than one center; ensure consistent and appropriate post-market regulation; resolve disputes regarding review timeliness; and review/revise agreements, guidance and practices specific to the assignment of combination products.

          FDA OCP assigns the lead center (CDER, CBER, or CDRH) for a combination product to a lead center based upon its primary mode of action, or PMOA, which is defined as "the single mode of action of a combination product that provides the most important therapeutic action of the combination product."

          FDA's assigned lead center has primary responsibility for the review and regulation of a combination product; however a second center is often involved in the review process, especially to provide input regarding the "secondary" component. In most instances, the lead center applies its usual regulatory pathway. For example, a drug-device combination product assigned to CDER will typically be reviewed under a New Drug Application (NDA), while a drug-device combination product assigned to CDRH is typically reviewed under the 510(k) or Premarket Approval Application (PMA) process.

          Combination products are subject to application User Fees based on the type of application submitted for the product's premarket approval or clearance. For example, a combination product for which an NDA is submitted is subject to the NDA fee under the Prescription Drug User Fee Act. Likewise, a combination product for which a PMA is submitted is subject to the PMA fee under the Medical Device User Fee and Modernization Act.

          We believe that our products will be reviewed as NDAs by CDER with consulting review on the device component provided by CDRH. The Quality Systems Regulation will apply to all manufacturing of our device components and we may be subject to additional QSR requirements applicable to medical devices, such as design controls, purchasing controls, and corrective and preventive action.

Review and Approval of Drug Products in the European Union

          In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of drug products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

          Pursuant to the European Clinical Trials Directive, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial after a competent ethics committee has issued a favorable opinion. Clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by the European Clinical Trials Directive and corresponding national laws of the member states and further detailed in applicable guidance documents.

          To facilitate the drug development process, sponsors may conduct scientific advice meetings with European regulatory agencies on an individual (national) level, or centrally, with the European Medicines Agency Scientific Advice Working Party (SAWP). These meetings may be conducted at any time, but are generally intended to provide advice on the unique aspects of a product's overall development plan.

          To obtain marketing approval of a drug under European Union regulatory systems, an applicant must submit a marketing authorization application, or MAA, under the centralized, decentralized or mutual recognition procedure.

          The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. The centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

          Under the centralized procedure, the Committee for Medicinal Products for Human Use, or CHMP, established at the European Medicines Agency, or EMA, is responsible for conducting the initial assessment of a drug. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

          The decentralized procedure is available to applicants who wish to market a product in various European Union member states where such product has not received marketing authorization in any European Union member states before. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state designated by the applicant, known as the reference member state. Under this procedure, an applicant submits an application based on identical dossiers and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment report and drafts of the related materials within 210 days after receipt of a valid application. Within 90 days of receiving the reference member state's assessment report and related materials, each concerned member state must decide whether to approve the assessment report and related materials.

          The mutual recognition procedure must be used if the product has already been authorized in at least one European Union member state. Within 90 days of the submission of the application to the other, or concerned, member states, the member state in which the product has already been authorized, or the reference member state, must provide a copy of its assessment report to the concerned member states. Within 90 days of receiving the reference member state's assessment report and related materials, each concerned member state must decide whether to approve the assessment report and related materials.

          Under the decentralized and mutual recognition procedures, if a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the European Commission, whose decision is binding on all member states.

Pharmaceutical Coverage, Pricing and Reimbursement

          Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Therefore, sales of products will depend, in part, on the extent to which the costs of the products will be covered and reimbursed by third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

          In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development.

          Coverage and reimbursement for therapeutic products can differ significantly from payor to payor. One third-party payor's decision to cover a particular medical product or service does not assure that other payors will also provide coverage for the medical product or service, or to provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that adequate coverage and reimbursement will be obtained.

          In the United States, the European Union and other potentially significant markets for our products, third-party payors are developing increasingly sophisticated methods of controlling healthcare costs. For example, third-party payors are attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices. The cost containment measures that third-party payors are instituting and the effect of any healthcare reform could significantly reduce our revenues from the sale of any products or approved product candidates. Even if favorable coverage and reimbursement status is attained for our products for which we receive regulatory approval, less favorable coverage and reimbursement policies and reimbursement rates may be implemented in the future.

          In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or they may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Healthcare Law and Regulation

          Healthcare providers, including physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Our activities, including our arrangements with third-party payors and customers, are subject to broadly applicable fraud and abuse and other healthcare laws. Such restrictions under applicable U.S. federal and state healthcare laws, include the following:

  •
  the federal healthcare Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, overtly or covertly, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

  •
  the federal false claims and civil monetary penalties laws prohibit persons and entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

  •
  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

  •
  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

  •
  the federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Patient Protection and ACA, requires certain manufacturers of drugs, devices, biologics and medical supplies to report to the U.S. Department of Health and Human Services information related to payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests; and

  •
  analogous state and foreign laws in Europe and elsewhere, such as state anti-kickback and false claims laws, which may be broader in scope and may apply regardless of payor, including private insurers. For example, some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments provided to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

          Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our current or future business activities, including certain sales and marketing practices and the provision of certain items and services to our customers, could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us and our operations in the United States, we may be subject to penalties, including potentially significant criminal and civil and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

          The United States and some foreign jurisdictions are considering enacting or have enacted a number of additional legislative and regulatory proposals designed to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical and medical device industries have been a particular focus of these efforts and have been significantly affected by major legislative initiatives, including the ACA, which has the potential to substantially change healthcare delivery and financing by both governmental and private insurers. The ACA imposed, among other things, a new federal excise tax on the sale of certain medical devices, established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, and established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered during Medicare Part D. In addition, the ACA implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models, known as the Bundled Payment Care Improvement initiative.

          In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will stay in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

Regulations in Israel

          Our clinical operations in Israel also are subject to approval of the ethics committee (established, inter alia, in accordance with the World Medical Association (WMA) Declaration of Helsinki — Ethical Principles for Medical Research Involving Human Subjects and is commonly referred to as a Helsinki Committee), as well as the director of each medical institution in which a clinical study is conducted. All phases of clinical studies conducted in Israel must be conducted in accordance with the Israel Public Health Regulations (Medical Studies Involving Human Subjects) 5741-1980, the Guidelines for Clinical Trials in Human Subjects issued by the Israel Ministry of Health and the International Conference for Harmonized Tripartite Guideline for Good Clinical Practice. In addition, certain clinical studies require the approval of the Israeli Ministry of Health, while genetic special fertility studies and other similar studies also require the opinion of the national ethics committee. The institutional ethics committee is required, among other things, to consider that the anticipated benefits that are likely to be derived from the project justify the risks and inconvenience to the participants, that adequate protection exists for the rights and safety of the participants and that the study is adequately monitored. The director of the medical institution in which a clinical study is conducted, and the Israeli Ministry of Health, if applicable, also must be satisfied that the study is not contrary to the Declaration of Helsinki and other applicable regulations.

          We have received grants, in the aggregate amount, including accrued LIBOR interest as of December 31, 2013, of approximately $0.4 million from the OCS, and are therefore subject to certain restrictions under the R&D Law. In addition, the Company received grants from an incubator, RAD BioMed Ltd., of approximately $0.3 million under the incubator program during 2005-2006 which are not subject to royalty payments. In addition to paying any royalties due, we must abide by restrictions associated with receiving such grants under the R&D Law, which will continue to apply to us following full repayment to the OCS. While such restrictions include restrictions to transfer our know-how developed with OCS funding outside of Israel, they do not apply to the export from Israel of products manufactured using know-how developed with OCS funding. We may not receive the required approvals for any actual proposed transfer and, if received, we may be required to pay additional royalties and other amounts to the OCS. In addition, any change of control and any change of ownership of our ordinary shares that would cause a non-Israeli citizen or resident to become an "interested party," as defined in the R&D Law, requires prior written notice to OCS.

Facilities

          Our headquarters is located in San Ramon, California, where we occupy approximately 3,651 square foot of office space. The current term of our San Ramon lease expires in February 2015. We expect we will need additional office space in San Ramon prior to 2016 and believe additional space can be leased to accommodate our needs.

          Our research and development activities are located in Rehovot, Israel. The current term of our Rehovot lease expires in June 2015. We believe that our current Rehovot facilities are adequate for our needs and for the immediate future and that, should it be needed, additional space can be leased to accommodate any future growth.

Employees

          As of September 30, 2014, we had 20 full-time employees. Of these employees, 13 are located in our Rehovot, Israel research and development facility and the remaining eight employees, including our executive officers, are located in our San Ramon, California facility. None of our employees is represented by a collective bargaining agreement and we have never experienced any work stoppage. We believe that we maintain good relations with our employees.

          With respect to our employees and operations in Israel, Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, payments to the National Insurance Institute (which is similar to the U.S. Social Security Administration) and other conditions of employment and include equal opportunity and anti-discrimination laws. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Associations) are applicable to our employees in Israel by order of the Israeli Ministry of Economy. These provisions primarily concern cost of living adjustments to salaries, insurance for work-related accidents, recuperation pay, travel expenses and pension fund benefits.

Legal Proceedings

          From time to time, we are involved in various legal proceedings arising in the ordinary course of our business. We are not currently a party to any material litigation or other material legal proceeding.

MANAGEMENT

Executive Officers and Directors

          The following table sets forth certain information with respect to our executive officers and directors as of September 30, 2014:

Name	Age	Position
Jonathan M.N. Rigby	46	President, Chief Executive Officer, Director
David W. Nassif	60	Chief Financial Officer
Peter D. Noymer, Ph.D.	48	Executive Vice President of Research & Development, Chief Technical Officer
Keith Bank	54	Director
Stephen J. Farr, Ph.D.	55	Director
Ron Ginor, M.D.	45	Director
Brian J. Stark	59	Director

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the nominating and corporate governance committee.

Executive Officers

          Jonathan M.N. Rigby has served as our President and CEO and a member of our board of directors since August 2011. In 2006 Mr. Rigby cofounded Zogenix, Inc. a specialty pharmaceutical company focused on the development and commercialization of CNS and pain products where he served as the company's Vice President of Business Development until December 2010. As a member of the senior management team he played an important role in the development, approval and U.S. launch of the world's first needle free drug device combination product to treat migraine. Between 2002 and 2006 Mr. Rigby held positions of increasing responsibility at Aradigm Corporation, including Vice President of Business Development where he was involved in M&A activities as well as inhalation delivery technology licensing in various therapeutic fields including Pulmonary Arterial Hypertension, or PAH. Between 1995 and 2002 Mr. Rigby held various commercial and business development positions at Profile Therapeutics, UK, where he played a key role in the licensing of inhalation technology that resulted in the approval and launch of an inhalation product to treat PAH. Between 1990 and 1995 he held various sales and marketing positions at large pharmaceutical companies including Merck Sharpe and Dohme, or MSD, and Bristol Myers Squibb, or BMS. Mr. Rigby has a Bachelor of Science Degree, with Honors, in Biological Sciences from Sheffield University, UK, and an MBA from Portsmouth University, UK. Given that Mr. Rigby has extensive and broad experience in the pharmaceutical, drug delivery and medical device industry as well as a proven record in contributing to the development, approval, launch and commercialization of pharmaceutical products qualifies him to serve as our President, CEO and member of our board of directors.

          David W. Nassif has provided financial consulting services to SteadyMed since March 2013 on a part-time basis serving as our Chief Financial Officer. He served as the Chief Financial Officer and President of Histogen, Inc., a privately-held, regenerative medicine company, from May 2011 through September 2014 after consulting for SteadyMed since December 2010. Mr. Nassif served as the Chief Financial Officer and Executive Vice President of Zogenix, Inc., a publicly-held, specialty pharmaceutical company from May 2007 (after consulting for SteadyMed from October 2006 to May 2007) to February 2010. From May 2006 to October 2006, as well as from 2001 to 2002, he served as a principal at Strategic Consulting Services providing capital raising, mergers and acquisitions, licensing, SEC advisory and investor relations services to various public and private life science and technology companies, including Amphastar Pharmaceuticals, Inc. From 2002 to May 2006, Mr. Nassif was the Chief Financial

Officer and Senior Vice President of Global Licensing at Amphastar, a publicly-held, specialty pharmaceutical company. From 2000 to 2001, he was the Chief Financial Officer and Senior Vice President of RealAge, Inc., a privately-held healthcare database information marketing company. From 1993 through 1999, Mr. Nassif held various positions with Cypros Pharmaceutical Corporation, a publicly-held, specialty pharmaceutical company, culminating in the position of Chief Financial Officer and Senior Vice President, and leading them through a merger with Ribogene (now Mallinckrodt Pharmaceuticals) in 1999. Mr. Nassif received a B.Sc. in Finance and Management Information Systems from the University of Virginia with honors and a J.D. from the University of Virginia School of Law.

          Peter D. Noymer, Ph.D., has served as our Executive Vice President of Research & Development and Chief Technical Officer since February 2013. From August 2006 to February 2013, he held positions of increasing responsibility at Alexza Pharmaceuticals, including Vice President of Product R&D from January 2009 to February 2013. At Alexza, Dr. Noymer worked on several development programs involving combination products for novel therapies, including Adasuve®, the first U.S. and EU approved inhalable treatment for acute agitation. From 1999 to 2006, Dr. Noymer held various management positions at Aradigm Corporation, developing drug-device combination products for both inhalation and injection. Prior to Aradigm, he held an appointment as Visiting Assistant Professor at Carnegie Mellon University, as well as various engineering positions at GE. Dr. Noymer received M.S. and Ph.D. degrees in mechanical engineering from M.I.T., and a B.S. degree in mechanical & aerospace engineering from Princeton University.

Non-Employee Directors

          Keith Bank has served as a member of our board of directors since February 2009, and has served as Chairman of the Board since May 2012. Mr. Bank was the founder, and has served as Managing Director of KB Partners, an early stage venture capital firm, since its inception in 1996. Mr. Bank was a founding board member of the Illinois Venture Capital Association and has been an active early stage investor and board member across many industries and companies over his eighteen year venture capital career. Prior to starting KB Partners, Mr. Bank was a commercial real estate developer and entrepreneur. He is a Magna Cum Laude graduate of the Wharton School of Business at the University of Pennsylvania and received an MBA with honors from the J.L. Kellogg School of Management at Northwestern University. We believe Mr. Bank's extensive investment and management experience qualify him to serve on our board of directors.

          Stephen J. Farr, Ph.D., has served as a member of our board of directors since May 2012. Dr. Farr has served as President and a member of the board of directors of Zogenix Inc since May 2006. From 1995 to August 2006, Dr. Farr held positions of increasing responsibility within pharmaceutical sciences and research and development at Aradigm Corporation, and he served most recently as Senior Vice President and Chief Scientific Officer. From 1986 to 1994, Dr. Farr was a tenured professor at the Welsh School of Pharmacy, Cardiff University, United Kingdom, concentrating in the area of biopharmaceutics. He is a fellow of the American Association of Pharmaceutical Scientists and Adjunct Professor in the Department of Pharmaceutics, School of Pharmacy, Virginia Commonwealth University. Dr. Farr is a registered pharmacist in the United Kingdom and obtained his Ph.D. degree in Pharmaceutics from the University of Wales. As a member of our board of directors since 2012, Dr. Farr has extensive knowledge of our business, history and culture, including his in-depth involvement with the development and regulatory approval of drug-device technologies as well as his significant experience in research and development and thorough knowledge of the pharmaceutical product development process, which we believe qualifies him to serve as a director of our company.

          Ron Ginor, M.D., has served as a member of our board of directors since January 2009. Since June 2013, Dr. Ginor has served as Chief Executive of Unit 82, a strategic intelligence company. Dr. Ginor served as CEO at Becker & Associates Consulting, Inc., a highly specialized regulatory consulting firm, from 2011 to 2012. Dr. Ginor also served as President from January 2007 to August 2011, as Medical Director from September 2008 to July 2012, and as President of Becker Venture Services Group from

2007 to 2012. At Becker, Dr. Ginor specialized in guiding medical device companies through initial research and development, clinical study development and management and, ultimately, FDA approval and third party reimbursement. Since October 2007, Dr. Ginor has served as the Managing Director for Samson Venture Partners, LLC, a life science investment fund. Dr. Ginor is a graduate of the Elliot School of International Affairs with a degree in International Economics, and the George Washington University School of Medicine. Prior to leaving academic medicine in 1997, Dr. Ginor worked on the development of conformal 3D radiation therapy modalities for prostate cancer treatment at The Memorial Sloan Kettering Cancer Center and on radio sensitizing drugs at Stanford University. Dr. Ginor holds several U.S. and International patents, and has published extensively in peer reviewed literature. We believe Dr. Ginor's relevant experience qualifies him to serve as a director of our company.

          Brian J. Stark has served on our Board of Directors since February 2012. Mr. Stark was a Founding Partner of Stark Investments in 1993, a multi-strategy global hedge fund, which managed in excess of $14 billion of assets during its peak years. Mr. Stark served as the firm's Chief Executive Officer and Chief Investment Officer from 1993 through 2013, and was responsible for global portfolio construction and capital allocation. In 2012, Stark Investments elected to close its funds; Mr. Stark continues to serve as the firm's Chief Executive Officer and Chief Investment Officer overseeing the wind-down of the funds' assets. Mr. Stark managed predecessor hedge funds between 1987 and 1992. Mr. Stark is the author of Special Situation Investing: Hedging, Arbitrage and Liquidation published by Dow Jones Irwin in 1983. Prior to entering professional fund management, he was a partner at the commercial litigation firm of Coghill & Goodspeed, P.C. He currently serves on the board of directors of Marcus Corporation (NYSE: MCS) and New Gulf Resources, a privately held company, in addition to the Wisconsin Advisory Board for US Bank. Mr. Stark obtained his J.D. (cum laude) from Harvard Law School in 1980 and his B.A. (Magna Cum Laude) from Brown University in 1977. We believe Mr. Stark's extensive legal, investment and management experience qualify him to serve on our board of directors.

Scientific Advisory Board

          We have established a scientific advisory board with specific expertise in the treatment of pulmonary arterial hypertension, or PAH. The current members of our scientific advisory board are:

          Murali Chakinala, M.D., an associate professor of medicine at the Washington University School of Medicine. Dr. Chakinala is board-certified in Internal Medicine, Pulmonary Disease and Critical Care. Dr. Chakinala has authored several papers in pulmonary hypertension. Dr. Chakinala's clinical focus is lung disease and pulmonary hypertension. Dr. Chakinala received his medical school training at the Vanderbilt University School of Medicine, his residency training at the University of Texas Southwestern Medical Center and his fellowship training in Pulmonary And Critical Care Medicine at the Washington University School of Medicine.

          Richard Channick, M.D., an associate professor of medicine at Harvard Medical School. Dr. Channick also serves the director of the Pulmonary Hypertension and Thromboendarterectomy Program at Massachusetts General Hospital. Dr. Channick is board-certified in Internal Medicine and Pulmonary Disease and Critical Care Medicine. Dr. Channick is the past Editor-in-Chief of Advances in Pulmonary Hypertension and has authored and co- authored several papers on pulmonary hypertension, and he is on the Board of Trustees of the Pulmonary Hypertension Association. Dr. Channick received his medical school training at the Temple University School of Medicine, his residency training at UMASS Medical Center and his fellowship training at the UC San Diego Medical Center.

          Nicholas Hill, M.D., a professor of medicine at the Tufts University School of Medicine. Dr. Hill also serves as chief of the pulmonary, critical care and sleep division at Tufts-New England Medical Center. He is a past president and is currently the post-chair of the program committee of the critical care assembly of the American Thoracic Society, and he is an Associate Editor for Chest and is on the editorial board of the American Journal of Respiratory and Critical Care Medicine. Dr. Hill is board-certified in Internal Medicine, Pulmonary Disease and Critical Care Medicine. Dr. Hill has participated in numerous multi-center clinical trials on pulmonary hypertension and has written extensively on clinical and basic aspects of pulmonary hypertension. Dr. Hill received his medical school training at the Dartmouth Medical School, his residency training at Boston University and his fellowship training at the Tufts Medical Center.

          Nick H. Kim, M.D., Clinical Professor of Medicine at the University of California, San Diego School of Medicine. Dr. Kim also serves as Director of Pulmonary Vascular Medicine, Director of the Fellowship Training Program, and a Clinical Service Chief. Dr. Kim is board-certified in Internal Medicine, Pulmonary Disease and Critical Care Medicine. Dr. Kim received his medical school training at the University of Chicago Pritzker School of Medicine, his residency training at the University of Chicago Pritzker School of Medicine and his fellowship training at the UC San Diego School of Medicine. Dr. Kim's clinical focus is pulmonary hypertension and chronic thromboembolic disease.

          Vallerie McLaughlin M.D., a professor of medicine at the University of Michigan Medical School. Dr. McLaughlin is board-certified in Cardiovascular Disease. Dr. McLaughlin's clinical interest is Pulmonary Hypertension, and she is on the Board of Trustees of the Pulmonary Hypertension Association. Dr. McLaughlin received her medical school training at the Northwestern University Medical School, her residency training at the University of Michigan Health System and her fellowship in Internal Medicine Cardiology at the Northwestern Memorial Hospital McGaw Medical Center.

          Ronald J. Oudiz, M.D., a professor of medicine at the David Geffen School of Medicine at University of California, Los Angelese. Dr. Oudiz also serves as director of the Pulmonary Hypertension Center and is a faculty cardiologist at the Los Angeles Biomedical Research Institute at Harbor-UCLA Medical Center. Dr. Oudiz is board-certified in Internal Medicine and Cardiovascular Diseases. Dr. Oudiz received the Pulmonary Hypertension Association (PHA) Award of excellence in Pulmonary Arterial Hypertension care. Dr. Oudiz has authored several papers in pulmonary hypertension and has presented his research at national and international seminars. Dr. Oudiz is a past Editor-in-Chief of the scientific publication Advances in Pulmonary Hypertension and has participated in several trials of innovative medical treatments for pulmonary hypertension. Dr. Oudiz received his medical school training at the University of Southern California, his residency training at UC San Diego and his fellowship training in Cardiovascular Diseases at the Harbor-UCLA Medical Center.

          Fernando Torres, M.D., an associate professor of medicine at the University of Texas Southwestern Medical Center. Dr. Torres also serves as director of the Lung Transplant and Pulmonary Hypertension programs at St. Paul University Hospital. Dr. Torres developed the Pulmonary Hypertension Program. Dr. Torres is board-certified in Pulmonary Disease and Critical Care Medicine. Dr. Torres's clinical interests include pulmonary hypertension, lung transplantation, lung volume reduction surgery for emphysema, viral infections in immunosuppressed patients and clinical outcomes research in lung transplantation and pulmonary hypertension. Dr. Torres received his medical school training at Cornell University Medical College, his residency training at University of Texas Southwestern and his fellowship training in Pulmonary Disease, Critical Care Medicine, Lung Transplantation and Lung Volume Reduction at the University of Colorado Health Sciences Center in Denver.

          Roham Zamanian, M.D., an assistant professor of medicine at the Stanford University School of Medicine. Dr. Zamanian also serves as clinical director of the VMWC Pulmonary Hypertension Database and director of the Adult Pulmonary Hypertension Service. Dr. Zamanian is board-certified in Internal Medicine and Pulmonary Disease. Dr. Zamanian's clinical focus is Pulmonary Hypertension and cardiac hemodynamics. Dr. Zamanian received his medical school training at the University of California Irvine, his residency training at the University of Irvine Medical Center and his fellowship training in Pulmonary & Critical Care at the University of Irvine Medical Center and the Stanford University School of Medicine. He began his fellowship training in Pulmonary & Critical Care at the University of Irvine Medical Center and transferred to the Stanford University School of Medicine in order to get expertise in pulmonary vascular diseases where he followed with a two year "super-fellowship" as the eBay Pulmonary Vascular Fellow through the Vera Moulton Wall Center for Pulmonary Vascular Diseases.

Board Composition

          Under the Companies Law the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him.

          Under our restated articles of association to be effective upon the closing of this offering, our board of directors must consist of at least             and not more than              directors, including at least two external directors required to be appointed under the Companies Law. Upon the closing of this offering, our board of directors will consist of              directors, including                    and                     as                    nominees to serve as external directors. The nominees to serve as external directors will serve as directors upon the closing of this offering, however their appointment as external directors is subject to their election at a meeting of our shareholders to be held no later than three months following the closing of this offering. See "— External Directors" below.

          Other than external directors, for whom special election and removal requirements apply under the Companies Law, our directors are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and serve on the board of directors for three years or until they are removed by our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our restated articles of association.

          Our directors, other than our external directors, will be divided among the three classes as follows:

  •
  The Class I directors will be             and             and their terms will expire at the annual meeting of shareholders to be held in 2015;

  •
  The Class II directors will be             and             and their terms will expire at the annual meeting of shareholders to be held in 2016; and

  •
  The Class III directors will be             and             and their terms will expire at the annual meeting of shareholders to be held in 2017.

          We expect that any additional directorships resulting from an increase in the number of directors, other than directorships held by external directors, will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors other than our external directors. The division of our directors, other than our external directors, into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

          Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of our company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

          In accordance with the Companies Law and our restated articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Keith Bank to serve as chairman of the board of directors.

Independent Directors

          Under the listing requirements and rules of the NASDAQ Stock Market, or NASDAQ, independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of this offering.

          Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that, with the exception of Jonathan Rigby, who is our chief executive officer, and                    , each of our directors is "independent" under NASDAQ rules. In making this determination, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each director.

External Directors

          Under the Companies Law, we are required to have at least two directors who qualify as external directors.                    and                     have agreed to serve as external directors. We intend to hold a shareholders meeting within three months of the closing of this offering to seek approval for the appointment of the two qualifying candidates as external directors.

          The definition of "independent director" under NASDAQ rules and "external director" under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under NASDAQ rules. The definition of an external director under the Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment.

          If all members of the board of directors, who are neither controlling shareholders (as defined below) nor relatives of controlling shareholders of the company, are of the same gender at the time the external directors are appointed by a general meeting of our shareholders, which meeting must be no later than three months from the date of the closing of this offering, then at least one of the external directors appointed at such meeting must be of the other gender. We will be required to comply with this gender requirement.

          Under the Companies Law, external directors are prohibited from receiving, directly or indirectly, any compensation for their services as directors, other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term, subject to certain exceptions.

          Following the termination of an external director's service on a board of directors, such former external director and his or her spouse and children may not be provided with a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder's control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child, and for one year with respect to other relatives of the former external director.

Additional Qualifications of External Directors

          According to regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards under NASDAQ rules for membership on the audit committee, and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

          A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has: (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed other higher education in the primary field of business of the company or a field which is relevant to his or her position in the company, or (iii) at least five years of experience serving in one of the following capacities, or at least five years cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in a company's primary field of business, or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

          Our board of directors has determined that                                       has accounting and financial expertise and possesses professional qualifications as required under the Companies Law.

Terms of External Directors

          The initial term of an external director is three years. Thereafter, an external director may be reelected to serve in that capacity for two additional three year terms, provided that either (i) his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company's voting rights and is approved at a shareholders meeting by a disinterested majority (as defined below), where the total number of shares held by non controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, provided certain conditions are met; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described below).

          The term of office for external directors for companies traded on certain foreign stock exchanges, including The NASDAQ Global Market, may be further extended, indefinitely, in increments of additional three year terms, in each case provided that (i) the audit committee and subsequently the board of directors of the company confirm that, in light of the external director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company, and (ii) the external director is reelected subject to the same shareholder vote requirements as if elected for the first time. Prior to the approval of the reelection of the external director at a general shareholders meeting, the company's shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

Election and Removal of External Directors

          While independent directors may be elected by an ordinary majority, external directors must be elected by a special majority of shareholders. The Companies Law provides that external directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

  •
  such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

  •
  the total number of shares voted against the election of the external director by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) does not exceed 2% of the aggregate voting rights in the company.

          The term "controlling shareholder" is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include any shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

          The term "personal interest" is defined in the Companies Law as a person's or entity's personal interest in an act or a transaction of a company, (i) including the personal interest of (a) a relative (as defined below) of the person; and (b) an entity in which the person or entity or any relative of the person serves as a director or the chief executive officer, owns at least 5% of its issued share capital or voting rights or has the right to appoint one or more directors or the chief executive officer, but (ii) excluding a personal interest arising solely from the ownership of shares in the company. In the case of a person voting by proxy, "personal interest" includes the personal interest of the shareholder granting the proxy or the proxy holder (even if the proxy holder has no personal interest in the matter), whether or not the proxy holder has discretion how to vote.

          External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by an Israeli court, at a request of a director or a shareholder, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint a replacement external director.

Disqualification of External Directors

          The Companies Law provides that a person is not qualified to serve as an external director if (i) that person is a controlling shareholder of the company, (ii) that person is a relative of a controlling shareholder of the company, or (iii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person's control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

          The term "relative" is defined under the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse's sibling, parent or descendant; and the spouse of each of the foregoing persons. Under the Companies Law, the term "affiliation" and the similar types of prohibited relationships include (subject to certain exceptions):

  •
  an employment relationship;

  •
  a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

  •
  control; and

  •
  service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

          The term "office holder" is defined under the Companies Law as the chief executive officer (referred to in the Companies Law as the general manager), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person's title, a director, or a manager directly subordinate to the general manager.

          In addition, a person may not serve as an external director if that person's position or professional or other activities create, or may create, a conflict of interest with that person's responsibilities as a director or otherwise interfere with that person's ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company, including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

          Furthermore, a director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

Board Committees

          Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. We are required to comply with both NASDAQ rules and the Companies Law regarding the composition of our board committees. Each committee of the board of directors that exercises the power of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on our board of directors.

          The composition and functions of our established committees are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

          In order to comply with both NASDAQ rules and the Companies Law following the closing of this offering, we will maintain an audit committee consisting of at least three independent directors, including all of the external directors, all of whom are financially literate and at least one of whom has accounting or related financial management expertise. One of the external directors must serve as the chairman of the audit committee. Upon the closing of this offering, our audit committee will consist of                 ,                  and                 , and will be chaired by                 .                 is an audit committee financial expert as defined by SEC rules and                 is "independent" as such term is defined in Rule 10A 3(b)(1) under the Exchange Act and under NASDAQ rules.

          Under the Companies Law, the audit committee may not include the chairman of the board of directors, a controlling shareholder of the company, a relative of a controlling shareholder, a director employed by the company or who provides services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder, or a director who derives most of his or her income from a controlling shareholder.

          In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors, within the meaning of the Companies Law. In general, an "unaffiliated director" under the Companies Law is defined as either an external director or a director who meets the following criteria:

  •
  the audit committee has determined that he or she meets the applicable qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for possessing accounting and financial expertise or professional qualifications; and

  •
  he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

          Prior to the closing of this offering, our board of directors intends to adopt an audit committee charter setting forth the responsibilities of the audit committee consistent with the Companies Law and the applicable rules and regulations of the SEC and NASDAQ. Under the Companies Law, our audit committee is responsible for:

  •
  determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

  •
  determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under the Companies Law;

  •
  determining the process for the approval of certain transactions with controlling shareholders or in which a controlling shareholder has a personal interest;

  •
  where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board of directors and proposing amendments thereto;

  •
  examining our internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

  •
  examining the scope of our auditor's work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the compensation of our auditor; and

  •
  establishing procedures for the handling of employees' complaints as to the management of our business and the protection to be provided to such employees.

          Our audit committee may not approve any actions requiring its approval, unless, at the time of the approval, a majority of the committee's members are present, which majority consists of unaffiliated directors including at least one external director.

Compensation Committee and Compensation Policy

          In order to comply with both NASDAQ rules and the Companies Law following the closing of this offering, we will maintain a compensation committee consisting of at least three directors, including all of the external directors, each of whom is an independent director within the meaning of NASDAQ rules. Upon the closing of this offering, our compensation committee will consist of             ,              and             , and will be chaired by             . Each of the members of our compensation committee is independent under the applicable rules and regulations of the SEC, NASDAQ and the U.S. Internal Revenue Service.

          Under the Companies Law, our board of directors must appoint a compensation committee comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on certain U.S. stock exchanges, such as NASDAQ, that do not have a controlling shareholder, do not have to meet such majority requirement, provided that the compensation committee meets other Companies Law composition requirements and the requirements of the jurisdiction where the company's securities are traded. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director under regulations promulgated under the Companies Law. The compensation committee is subject to the same Companies Law restrictions as the audit committee regarding who may not be a member of the committee.

          Prior to the closing of this offering, our board of directors intends to adopt a compensation committee charter setting forth the responsibilities of the compensation committee consistent with the Companies Law and the applicable rules and regulations of the SEC and NASDAQ, including the following:

  •
  recommending to the board of directors for its approval (i) a compensation policy, (ii) whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years); and (iii) periodic updates to the compensation policy. In addition, the compensation committee is required to periodically examine the implementation of the compensation policy;

  •
  the approval of the terms of employment and service of office holders (including determining whether the compensation terms of a candidate for chief executive officer of the company need not be brought to approval of the shareholders); and

  •
  reviewing and approving grants of options and other incentive awards to persons other than office holders to the extent such authority is delegated by our board of directors, subject to the limitations on such delegation as provided in the Companies Law.

Compensation Policy

          Under the Companies Law, the duties of the compensation committee include the recommendation to the company's board of directors of a policy regarding the terms of engagement of office holders, as such term is defined in the Companies Law, to which we refer to as a compensation policy, and any extensions and updates thereto. The compensation policy must be adopted by the company's board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company's shareholders, which approval requires what we refer to as a Special Approval for Compensation. A Special Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company's aggregate voting rights. Under the Companies Law, subject to certain conditions, the board of directors may adopt the compensation policy even if it is not approved by the shareholders. We will be required to adopt a compensation policy within nine months following the listing of our shares on The NASDAQ Global Market.

          The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company's objectives, the company's business plan and its long-term strategy, and creation of appropriate incentives for office holders, and must consider (among other things) the company's risk management, size and the nature of its operations. The compensation policy must also consider the following additional factors:

  •
  the education, skills, expertise and accomplishments of the relevant office holder;

  •
  the office holder's roles and responsibilities and prior compensation agreements with him or her;

  •
  the relationship between the terms offered and the average compensation of the other employees of the company (including any employees employed through manpower companies);

  •
  the impact of disparities in salary upon work relationships in the company;

  •
  the possibility of reducing variable compensation at the discretion of the board of directors, and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

  •
  as to severance compensation, the period of employment or service of the office holder, the terms of his or her compensation during such period, the company's performance during such period, the person's contribution towards the company's achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

          The compensation policy must also include the following principles:

  •
  the link between variable compensation and long-term performance and measurable criteria;

  •
  the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

  •
  the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company's financial statements;

  •
  the minimum holding or vesting period for variable, equity-based compensation; and

  •
  maximum limits for severance compensation.

Nominating and Corporate Governance Committee

          Upon the closing of this offering, our nominating and corporate governance committee will consist of             and              , and will be chaired by             . Each of the members of our nominating and corporate governance committee is independent under the NASDAQ rules.

          Our nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the composition and organization of our board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning governance matters.

Internal Auditor

          Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor under the Companies Law is to examine whether a company's actions comply with applicable law and orderly business procedure. Our internal auditor may be one of our employees, but cannot be an interested party, office holder, affiliate or a relative of an interested party or an office holder, and cannot be our independent accountant or its representative. The Companies Law defines an "interested party" as the holder of 5% or more of a company's outstanding shares, any person or entity who has the right to appoint one or more of a company's directors, the chief executive officer or any person who serves as a director or chief executive officer. We intend to appoint an internal auditor following the closing of this offering.

Compensation Committee Interlocks

          None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Approval of Specified Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

          The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires our office holders to act with the degree of care with which a reasonable office holder in the same position would have acted under the same circumstances, including a duty to use reasonable means to obtain:

  •
  information on the appropriateness of a given action brought for his or her approval or performed by virtue of his or her position; and

  •
  all other important information pertaining to these actions.

          The duty of loyalty requires our office holders to, among other things:

  •
  refrain from any conflict of interest between the performance of his or her duties to us and his or her personal affairs;

  •
  refrain from any activity that is competitive with us;

  •
  refrain from exploiting any of our business opportunities to receive a personal gain for himself or herself or others; and

  •
  disclose to us any information or documents relating to our affairs which the office holder received as a result of his or her position as an office holder.

          We may approve an act specified above which would otherwise constitute a breach of the office holder's duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not harm the company and the office holder discloses his or her personal interest a sufficient amount of time before the date for discussion of approval of such act.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

          The Companies Law requires that an office holder promptly disclose any "personal interest" that he or she may have and all related material information known to him or her relating to any of our existing or proposed transactions, and in any event not later than the first meeting of our board of directors at which any such transaction is considered. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

          Under Israeli law, an "extraordinary transaction" is a transaction:

  •
  other than in the ordinary course of business;

  •
  that is not on market terms; or

  •
  that is likely to have a material impact on our profitability, assets or liabilities.

Approval of Transactions with Office Holders

          Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between us and an office holder, or a third party with which an office holder has a personal interest, provided that the transaction is in the best interest of the company. If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under certain circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may generally not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors or members of the audit committee have a personal interest in the matter, the matter will also require approval of the company's shareholders.

Compensation of Office Holders Other than the Chief Executive Officer

          The compensation of an office holder (other than the chief executive officer) who is not a director requires approval first by the company's compensation committee, then by the company's board of directors, provided it is consistent with the Company's compensation policy. In special circumstances, the compensation committee and board of directors may approve a compensation arrangement that is inconsistent with the company's compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law. Such arrangement must also be approved by a Special Approval for Compensation (as defined above). However, if the shareholders of the company do not approve a compensation arrangement with an office holder who is not a director that is inconsistent with the company's compensation policy, the compensation committee and board of directors may, in special circumstances, override the shareholders' decision.

Compensation of Chief Executive Officer

          The compensation of a public company's chief executive officer requires the approval of first, the company's compensation committee; second, the company's board of directors and third (subject to certain exceptions), the company's shareholders by a Special Approval for Compensation. However, if the shareholders of the company do not approve a compensation arrangement with a chief executive officer, the compensation committee and board of directors may, in special circumstances, override the shareholders' decision. In special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company's compensation policy provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law. A Special Approval for Compensation will also be required and their objection may be overridden as aforesaid.

Compensation of Directors

          Arrangements regarding the compensation of a director require the approval of the compensation committee, board of directors and (subject to certain exceptions) shareholders by ordinary majority, in that order. In special circumstances, the compensation committee and board of directors may approve a compensation arrangement that is inconsistent with the company's compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law. In such case, a Special Approval for Compensation is required. See "— External Directors" for restrictions on compensation for external directors.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

          Pursuant to the Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. See "— External Directors" for the definition of controlling shareholder. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement with a controlling shareholder or a relative thereof, directly or indirectly (including through a corporation controlled by a controlling shareholder), for the provision of services to the company and his or her terms of employment or service as an office holder or employment as other than an office holder, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of service or employment by the company as an office holder, an employee or service provider, (ii) the board of directors and (iii) the shareholders, in that order. The shareholder approval requires one of the following, which we refer to as a Special Majority:

  •
  at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting on the matter approves the transaction, excluding abstentions; or

  •
  the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

          To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain extraordinary transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

          The compensation committee and board approval for arrangements regarding the terms of service or employment of a controlling shareholder must be in accordance with the company's compensation policy. In special circumstances, the compensation committee and board of directors may approve a compensation arrangement that is inconsistent with the company's compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law.

          Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company's shareholders may be exempt from shareholder approval upon certain determinations of the audit committee or compensation committee, as applicable, and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determinations, that despite such determinations by the relevant committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transaction.

Shareholders' Duties

          Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at general meetings of shareholders and class meetings of shareholders with respect the following matters:

  •
  an amendment to the articles of association of the company;

  •
  an increase in the company's authorized share capital;

  •
  a merger; or

  •
  the approval of related party transactions and acts of office holders that require shareholder approval.

          A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power in relation to the company. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Code of Business Conduct and Ethics

          Prior to the closing of this offering, our board of directors intends to adopt a Code of Business Conduct and Ethics that will apply to all of our employees, officers, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions and agents and representatives, including directors and consultants. The full text of our Code of Business Conduct and Ethics will be posted on our website at www.SteadyMed.com. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above.

Director Compensation

          We reimburse our non-employee directors for expenses incurred in connection with attending board and committee meetings. No cash compensation was paid to our non-employee directors in 2013.

          Non-employee directors are currently eligible to receive share options under our 2009 Stock Option Plan and our 2013 Stock Incentive Subplan and, as of December 31, 2013, the aggregate number of shares subject to outstanding equity awards held by our non-employee directors was:

Name	Option Awards
Keith Bank	5,130
Stephen J. Farr	2,500
Ron Ginor	—
Brian J. Stark	—

Executive Compensation

          Our named executive officers, or NEOs, for 2013, which consist of our principal executive officer and the next two most highly compensated executive officers, are:

  Jonathan M.N. Rigby, President, Chief Executive Officer;
  David W. Nassif, Chief Financial Officer; and
  Peter D. Noymer, Executive Vice President of Research & Development, Chief Technical Officer.

          Prior to this offering, Mr. Nassif served in the chief financial officer role as a consultant to the company. Upon the closing of this offering, Mr. Nassif will continue in the role of chief financial officer as a full time employee of the company.

2013 Summary Compensation Table

          The following table sets forth all of the compensation awarded to, earned by OR paid to our NEOs during 2013.

Name and principal position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)		Option Awards ($)		Total ($)
Jonathan M.N. Rigby President, Chief Executive Officer	2013	275,000	100,000	27,852	(1)	394	(3)	403,246
David W. Nassif Chief Financial Officer	2013	56,375	—	—		—		56,375
Peter D. Noymer Executive Vice President of Research & Development, Chief Technical Officer	2013	212,180	70,000	22,070	(2)	—		304,250

(1)
Amount shown reflects healthcare insurance premiums paid by us for the benefit of our president, chief executive officer and his family.

(2)
Amount shown reflects healthcare insurance premiums paid by us for the benefit of our executive vice president of research & development, chief technology officer.

(3)
Amount shown does not reflect dollar amount actually received. Instead, this amount reflects the aggregate grant date fair value of each stock option granted to our president, chief executive officer in the fiscal year ended December 31, 2013, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of this amount are included in Note 2p to our consolidated financial statements included in this prospectus. As required by SEC rules, the amount shown excludes the impact of estimated forfeitures related to service-based vesting conditions. Our president, chief executive officer will only realize compensation to the extent the trading price of our ordinary shares is greater than the exercise price of such share options. Messrs. Nassif and Noymer were not granted any share options or other share awards in the fiscal year ended December 31, 2013.

Outstanding Equity Awards at December 31, 2013

          The following table provides information regarding outstanding equity awards held by each of our NEOs as of December 31, 2013.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price		Option Expiration Date
Jonathan M.N. Rigby	8,597	(1)	2,865		$28.00	(4)	08/11/2018
	8,451	(2)	11,206		$28.00	(4)	07/19/2019
	—		2,389	(3)	$28.00	(4)	05/16/2020
David W. Nassif	—		—		—		—
Peter D. Noymer	—		—		—		—

(1)
Approximately 75.0% of the shares subject to this option were vested as of December 31, 2013, and the remainder vest in equal increments on a quarterly basis thereafter through August 15, 2014.

(2)
Approximately 43% of the shares subject to this option were vested as of December 31, 2013, and the remainder vest in equal increments on a quarterly basis thereafter through July 19, 2015.

(3)
None of the shares subject to this option were vested as of December 31, 2013, and 796 will vest on May 1, 2014 and the remainder vest in equal increments on a quarterly basis thereafter through May 1, 2016.

(4)
This option was re-priced from $31.55 to $28.00 per ordinary share on July 7, 2014. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Ordinary Share Valuations — July 2014 Option Re-pricing" for more information.

Potential Payments and Acceleration of Equity upon Termination in Connection with a Change in Control

          In the event of a change of control, the vesting of outstanding equity awards of our NEOs will be accelerated in the case of              ,         % of             's then unvested shares shall vest at the time of the merger or acquisition regardless of whether             's employment is terminated; if              's employment is terminated in connection with a merger or acquisition, all of             's then unvested shares shall accelerate in full 12 months following such merger or acquisition.

Employee Benefit Plans

Amended and Restated 2009 Stock Option Plan and Amended and Restated 2013 Stock Incentive Subplan

          On June 18, 2009, we adopted our 2009 stock option plan, or the 2009 Plan. Our board of directors plans to amend and restate the 2009 Plan effective upon the closing of this offering. The 2009 Plan permits the grant of options to our directors, employees, officers, consultants and service providers. The initial reserved pool under the 2009 Plan was 7,222 ordinary shares, which following subsequent increases and option exercises, now consists of a total of             ordinary shares were authorized.

          The 2009 Plan is administered by our board of directors or a committee designated by our board of directors, which determines, subject to Israeli law, the grantees of options, the terms of the options, including exercise prices, vesting schedules, acceleration of vesting, the type of option and the other matters necessary or desirable for, or incidental to the administration of the 2009 Plan. The 2009 Plan provides for the issuance of options under various Israeli tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance.

          Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, which provides the most favorable tax treatment for grantees, permits the issuance to a trustee under the "capital gains track." In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such options and other shares received following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director or officer. The trustee may not release these options or shares to the relevant grantee before the second anniversary of the registration of the options in the name of the trustee. However, under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

          The 2009 Plan provides that options granted to our employees, directors and officers who are not controlling shareholders and who are considered Israeli residents are intended to qualify for special tax treatment under the "capital gains track" provisions of Section 102(b)(2) of the Ordinance. Under the 2009 Plan, our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

          Options granted under the 2009 Plan are subject to vesting schedules of up to three years and generally expire seven years from the date of grant, unless a different term is provided in the option agreement.

          Under the 2009 Plan, in the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of twelve months after the date of termination. If a grantee's employment or service is terminated for cause, all of the grantee's vested and unvested options expire on the date of termination. If a grantee's employment or service is terminated without cause, the grantee may exercise his or her vested options within ninety days after the date of termination. If service is terminated due to retirement, the grantee may exercise options that vested prior to termination within six months after the date of retirement. If service is terminated by us for cause, the grantee's options expire immediately upon termination. Any expired or unvested options are returned to the pool for reissuance.

          The exercise price and the number and/or type of shares issuable upon exercise of options under the 2009 Plan shall be adjusted due to a share split (forward or reverse), share dividend, recapitalization or similar adjustment affecting our outstanding share capital. The exercise price per share of any outstanding option that has not been exercised yet and has not expired yet shall be reduced by the net amount payable on each share of our outstanding share capital due to any cash dividend distributed to our shareholders.

          The 2009 Plan provides that in the event of a merger or consolidation of our company, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, then without the consent of the option holder, our board of directors or its designated committee, as applicable, may but is not required to (i) cause any outstanding award to be assumed or an equivalent award to be substituted by such successor corporation, or (ii) in case the successor corporation refuses to assume or substitute the award (a) provide the grantee with the option to exercise the award as to all or part of the shares (even a portion not then otherwise vested) or (b) cancel the options against payment in cash in an amount determined by the board of directors or the committee as fair in the circumstances.

Notwithstanding the foregoing, our board of directors or its designated committee may upon such event amend or terminate the terms of any award, including conferring the right to purchase any other security or asset that the board of directors shall deem, in good faith, appropriate. Pursuant to the foregoing provisions of the 2009 Plan, our board of directors has determined that upon the occurrence of any such merger or similar event, the vesting of options granted to certain of our executive officers will accelerate, thereby enabling such officers to exercise those options (even to the extent not otherwise exercisable).

          In 2013, we adopted our 2013 Stock Incentive Subplan, or the 2013 Plan. Our board of directors plans to amend and restate the 2013 Plan effective upon the closing of this offering. The purpose of the 2013 Plan is to specify the terms under which options under the 2009 Plan may be granted to individuals performing services on behalf of our United States subsidiary. The number of our ordinary shares that may be granted under the 2013 Plan is subject to the number of shares reserved under the 2009 Plan.

          The 2013 Plan provides for the issuance of options to employees, officers, directors, consultants and other persons who provide services to us or our affiliates. The 2013 Plan is administered by our board of directors, or if delegated by our board of directors, our compensation committee or other committee of our board of directors, which determines the grantees of options and the terms of the options, including exercise prices, vesting schedules, acceleration of vesting and the type of option.

          Options granted under the 2013 Plan to U.S. residents may qualify as "incentive stock options", or ISOs, or may be "nonstatutory stock options". The exercise price for ISOs must not be less than the fair market value on the date on which an option is granted, or 110% of the fair market value if the option holder holds more than 10% of the voting power of our share capital. Options granted under the 2013 Plan generally vest over two years commencing on the applicable vesting commencement date, such that 1/3rd vests on the vesting commencement date and remaining 2/3rds vests quarterly over the subsequent two-year period. The 2013 Plan provides that if service is terminated by us for cause, the grantee's options expire immediately upon termination. If a grantee's service is terminated for any other reason, the grantee may exercise may exercise options that vested prior to termination within 90 days after the date of termination. Options that are not exercised within seven years from the grant date expire.

          The 2013 Plan provides that in the event of a merger or acquisition, each outstanding option shall be assumed, or an equivalent option shall be substituted, by the successor corporation or a parent or subsidiary of the successor company or, in case the successor corporation company refuses to assume or substitute the option, the grantee shall have the opportunity to exercise the vested portion of the option within a specified period, which shall not be less than 15 days, following which all outstanding options shall terminate. In the case of a share split (forward or reverse), share dividend, recapitalization or similar adjustment affecting our outstanding share capital, the exercise price and the number of shares issuable upon exercise of options under the 2013 Plan shall be adjusted.

          As of September 30, 2014, options to purchase an aggregate of 117,676 ordinary shares were outstanding and 8,551 ordinary shares were available for future grant, under our 2009 Stock Option Plan and 2013 Stock Incentive Subplan.

Rule 10b5-1 Sales Plans

          Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell ordinary shares on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering (subject to early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

Exculpation, Insurance and Indemnification of Directors and Officers

          Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our restated articles of association to be effective upon the closing of this offering will allow us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law. A company may not exculpate in advance a director from liability arising out of breach of his duty of care in a prohibited dividend or distribution to shareholders.

          Under the Companies Law and the Israeli Securities Law, 5728-1968, an Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

  •
  financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator's award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company's activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the abovementioned foreseen events and amount or criteria;

  •
  reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, following which no indictment was filed against such office holder as a result of such investigation or proceeding and no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, no indictment was filed against such officer but financial liability was imposed as a substitute to a criminal proceeding that does not require proof of criminal intent; or in connection with a monetary sanction;

  •
  reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

  •
  expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

          Under the Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company's articles of association:

  •
  a breach of duty of care toward the company or toward a third party, including a breach arising out of the negligent conduct of the office holder;

  •
  a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; and

  •
  a financial liability imposed on the office holder in favor of a third party.

          Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

  •
  a breach of duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company and to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

  •
  a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

  •
  an act or omission committed with intent to derive unlawful personal benefit; or

  •
  a fine or forfeit levied against the office holder.

          We have obtained directors' and officers' liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law and the Israel Securities Law. In addition, prior to the closing of this offering, we intend to enter into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by the Companies Law and the Israel Securities Law and our restated articles of association, to be effective upon the closing of this offering, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, by the shareholders.

          In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

          There is no pending litigation or proceeding against any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          The following is a summary of transactions since January 1, 2012 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than five percent of our share capital, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest. Share amounts have been retroactively adjusted to give effect to a forward share split of             -for-              of our shares effected on             ,         .

Sales of Preferred Shares

          The following table summarizes purchases of preferred shares by our executive officers, directors, and holders of more than 5% of our share capital since January 1, 2012:

Shareholder	Series C (shares)*	Series D (shares)*	Series E (shares)	Total Purchase Price
Brian J. Stark	39,073	46,751	45,607	$6,723,051
Brown Bear Holdings LP(1)	—	79,239	11,402	$4,517,838
Samson Venture Partners I, LLC(2)	—	15,669	44,542	$3,675,034
SteadyMed Investors, LLC(3)	—	76,979	116,297	$11,310,368

*
All outstanding Series C preferred shares, Series D preferred shares and Series E preferred shares will convert into ordinary shares on a 1-for-1 basis upon the completion of this offering.

(1)
Brian J. Stark, a member of our board of directors, is the sole member of Stark Raving Mad LLC, which is the general partner of Brown Bear Holdings LP.

(2)
Ron Ginor, a member of our board of directors, is the co-manager of Samson Venture Partners, LLC, which is the manager of Samson Ventures Partners I, LLC.

(3)
Keith Bank, a member of our board of directors, is the managing member of KB Partners, LLC, which is the managing member of SteadyMed Investors, LLC.

Investor Rights Agreement

          We and the holders of our preferred shares have entered into an agreement, pursuant to which these shareholders and warrant holders will have registration rights with respect to their ordinary shares following this offering. See "Description of Share Capital — Shareholder Registration Rights" for a further description of the terms of this agreement.

Option Grants

          We have made option grants to certain of our directors and executive officers. For a description of the terms of these options, see "Management — 2013 Summary Compensation Table" and "Principal Shareholders."

Employment Agreements and Change of Control Arrangements

          All of our named executive officers are at-will employees. They hold share options with accelerated vesting provisions that apply in certain circumstances in connection with a change of control. See "Management — Potential Payments and Acceleration of Equity upon Termination in Connection with a Change in Control" for a discussion of change of control arrangements.

Indemnification Agreements

          Our restated articles of association provide that we may indemnify each of our directors and officers to the fullest extent permitted by Israeli law. Furthermore, we have entered into indemnification agreements with each of our directors and officers. For further information, see "Management — Exculpation, Insurance and Indemnification of Directors and Officers."

Policy on Future Related Party Transactions

          All future transactions between us and our officers, directors, principal shareholders and their affiliates will be approved by the audit committee, or a similar committee consisting of entirely independent directors.

 PRINCIPAL SHAREHOLDERS

          The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of September 30, 2014, as adjusted to reflect the sale of ordinary shares offered by us in this offering, for:

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group; and

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

          Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares issuable under options or warrants that are exercisable within 60 days after September 30, 2014 are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

          Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and dispositive power with respect to their ordinary shares, except to the extent authority is shared by spouses under community property laws. Unless otherwise indicated below, the address of each beneficial owner listed in the table below is c/o SteadyMed Therapeutics, Inc., 2410 Camino Ramon, Suite 285, San Ramon, CA 94583.

          The number of ordinary shares deemed outstanding after this offering includes the ordinary shares being offered for sale by us in this offering.

			Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned
Name of Beneficial Owner			Before the Offering	After the Offering(1)
5% Shareholders:
Brian J. Stark	304,877	(2)	34.8%		%
Brown Bear Holdings LP	91,781	(3)	10.9%		%
Samson Venture Partners I, LLC	133,432	(4)	15.6%		%
SteadyMed Investors, LLC	269,455	(5)	31.1%		%
Directors and Named Executive Officers:
Jonathan M.N. Rigby	32,572	(6)	3.7%		%
David W. Nassif	400	(7)	*		%
Peter D. Noymer	3,420(8)		*		%
Keith Bank	272,877	(9)	31.4%		%
Stephen J. Farr	2,292	(10)	*		%
Ron Ginor	133,432	(4)	15.6%		%
Brian J. Stark	304,877	(2)	34.8%		%
All executive officers and directors as a group (7 persons)	749,870		78.5%		%

*
Represents beneficial ownership of less than one percent (1%) of the outstanding ordinary shares.

(1)
Does not include any ordinary shares that may be purchased in the directed share program.

(2)
Consists of (i) 32,685 ordinary shares jointly held by Brian Stark and Debra Altshul-Stark, (ii) 90,641 ordinary shares held by Brown Bear Holdings LP, (iii) 33,132 shares issuable upon the exercise of warrants jointly held by Brian Stark (iv) 147,279 ordinary shares held by Brian Stark and (v) 1,140 shares issuable upon the exercise of warrants held by Brown Bear Holdings LP. Stark Raving Mad LLC, the general partner of Brown Bear Holdings LP, may be deemed to have sole power to vote and sole power to dispose of shares directly owned by Brown Bear Holdings LP. Brian J. Stark, one of our directors, is the sole member of Stark Raving Mad LLC and may be deemed to have shared voting power and shared power to dispose of shares held by Brown Bear Holdings LP.

(3)
Consists of (i) 90,641 ordinary shares and (ii) 1,140 ordinary shares issuable upon the exercise of warrants. Stark Raving Mad LLC, the general partner of Brown Bear Holdings LP, may be deemed to have sole power to vote and sole power to dispose of shares directly owned by Brown Bear Holdings LP. Brian J. Stark, one of our directors, is the sole member of Stark Raving Mad LLC and may be deemed to have shared voting power and shared power to dispose of shares held by Brown Bear Holdings LP. The address of Brown Bear Holdings LP is 3600 S. Lake Drive, St. Francis, WI 53235.

(4)
Consists of (i) 120,614 ordinary shares and (ii) 12,818 ordinary shares issuable upon the exercise of warrants. Samson Venture Partners, LLC, the manager of Samson Venture Partners I, LLC, may be deemed to have sole power to vote and sole power to dispose of shares directly owned by Samson Venture Partners I, LLC. Ron Ginor and Karen Becker are the co-managers of Samson Venture Partners, LLC and jointly hold voting power and shared power to dispose of shares held by Samson Venture Partners I, LLC. The address of Samson Venture Partners I, LLC is 7200 N. Mopac Expy, Austin, TX 78731.

(5)
Consists of (i) 245,077 ordinary shares and (ii) 24,378 ordinary shares issuable upon the exercise of warrants. KB Partners, LLC, the managing member of SteadyMed Investors, LLC, may be deemed to have sole power to vote and sole power to dispose of shares directly owned by SteadyMed Investors, LLC. Keith Bank, one of our directors, is the managing member of KB Partners and may be deemed to have shared voting power and shared power to dispose of shares held by SteadyMed Investors, LLC. The address of SteadyMed Investors, LLC is 1780 Green Bay Road, Highland Park, IL 60035.

(6)
Consists of (i) 32,114 ordinary shares issuable pursuant to options to purchase our ordinary shares exercisable within 60 days after September 30, 2014 and (ii) 458 ordinary shares issuable pursuant to options to purchase our ordinary shares exercisable within 60 days after September 30, 2014 held by Marylyn Rigby. Jonathan Rigby is the spouse of Marylyn Rigby and may be deemed to have shared voting power and shared power to dispose of shares held by Marylyn Rigby.

(7)
Consists of 400 ordinary shares issuable pursuant to options to purchase our ordinary shares exercisable within 60 days after September 30, 2014.

(8)
Consists of 3,420 ordinary shares issuable pursuant to options to purchase our ordinary shares exercisable within 60 days after September 30, 2014.

(9)
Consists of (i) 3,422 ordinary shares issuable pursuant to options to purchase our ordinary shares exercisable within 60 days after September 30, 2014 and (ii) the shares benefically owned by SteadyMed Investors, LLC as described in Note 5 above. KB Partners, LLC, the managing member of SteadyMed Investors, LLC, may be deemed to have sole power to vote and sole power to dispose of shares directly owned by SteadyMed Investors, LLC. Keith Bank, one of our directors, is the managing member of KB Partners and may be deemed to have shared voting power and shared power to dispose of shares held by SteadyMed Investors, LLC.

(10)
Consists of 2,292 ordinary shares issuable pursuant to options to purchase our ordinary shares exercisable within 60 days after September 30, 2014.

DESCRIPTION OF SHARE CAPITAL

          The description below of our share capital and provisions of our restated articles of association that will be in effect upon completion of the offering are summaries and are qualified by reference to the articles of association, which are filed as an exhibit to the registration statement of which this prospectus is part, and by the applicable provisions of the Companies Law.

General

          Upon the completion of this offering, our authorized share capital will consist of             ordinary shares, all with a nominal value of NIS 0.01 per share.

          The following information reflects the effectiveness of our restated articles of association and the conversion of all outstanding preferred shares into ordinary shares upon the completion of this offering.

          As of September 30, 2014, there were outstanding:

  •
  841,364 ordinary shares held by 38 shareholders;

  •
  117,676 ordinary shares issuable upon exercise of outstanding options; and

  •
  92,000 ordinary shares issuable upon exercise of outstanding warrants.

          Our ordinary shares are not redeemable and, following the completion of this offering, will not have preemptive rights.

Ordinary Shares

Voting Rights and Conversion

          Upon the completion of this offering, all of our preferred shares outstanding will convert into ordinary shares, and will have no further preferences, privileges or priority of any kind. All our ordinary shares have identical voting and other rights in all respects.

Access to Corporate Records

          Under the Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and annual audited financial statements; and any document that we are required by law to file publicly with the Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

          Under the Companies Law and our restated articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our restated articles of association.

Dividend and Liquidation Rights

          We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company's articles of association provide otherwise. Our restated articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

          Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution, or we may otherwise distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

          In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Registration Number and Purposes of the Company

          Our registration number with the Israeli Registrar of Companies is 51-369892-8. Our purpose as set forth in our restated articles of association is to engage in any lawful activity.

Transfer of Shares

          Our fully paid ordinary shares are issued in registered form and may be freely transferred under our restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

          Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under "Management — External Directors."

          Under our restated articles of association, our board of directors must consist of not less than           , but no more than           directors, excluding two external directors, as required by the Companies Law. Pursuant to our restated articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors, other than the external directors, are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and each of such directors will serve on our board of directors until the annual general meeting of our shareholders for the year in which his or her term expires, unless they are removed by a vote of          % of the voting power of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our restated articles of association. In addition, our restated articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See "Management — External Directors."

Exchange Controls

          There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

          Under Israeli law, we are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our restated articles of association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting of our shareholders at the request of (i) two directors or one quarter of the members of our board of directors, or (ii) one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power.

          Furthermore, the Companies Law requires that resolutions regarding the following matters be approved by our shareholders at a general meeting:

  •
  amendments to our articles of association;

  •
  appointment, terms of service and termination of service of our auditors;

  •
  appointment of external directors;

  •
  approval of certain related party transactions;

  •
  increases or reductions of our authorized share capital;

  •
  mergers; and

  •
  the exercise of our board of director's powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is essential for our proper management.

          All shareholder meetings require prior notice of at least 21 days or if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, an approval of a merger or the approval of the compensation policy, notice must be provided at least 35 days prior to the meeting. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

          The Companies Law allows one or more shareholders holding at least 1% of the voting power of a company to request the inclusion of an additional agenda item for an upcoming shareholders meeting, provided that it is appropriate for discussion at a shareholders meeting. Under recently adopted regulations, such request must be submitted within three or, for certain requested agenda items, seven days following publication of notice of the meeting. If the requested agenda item includes the appointment of director(s), the requesting shareholder must comply with particular procedural and documentary requirements. If the board of directors of the company determines that the requested agenda item is appropriate for consideration by the shareholders, the company must publish an updated notice that includes such item within seven days following the deadline for submission of agenda items by the shareholders.

The publication of the updated notice of the shareholders meeting would not change the record date for the meeting. Alternatively, a company may choose to provide pre-notice of a shareholders meeting at least 21 days prior to publishing the official notice of the meeting. In that case, shareholders holding at least 1% of the voting power of the company are provided with a 14-day period in which to submit proposed agenda items, following which the company would publish the official notice of the meeting that would include any accepted shareholder proposals.

Preferred Shares

          As of September 30, 2014, there were 760,730 preferred shares outstanding, which will be converted into 776,561 ordinary shares upon the completion of this offering.

          In the future, we may fix the rights, preferences, privileges and restrictions of preferred shares in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, preemptive rights and liquidation preferences, any or all of which may be greater than the rights of our ordinary shares. The issuance of our preferred shares could adversely affect the voting power of holders of our ordinary shares and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred shares could have the effect of delaying, deferring or preventing a change of control or other corporate action. The authorization of a new class of shares entails an amendment to our restated articles of association, which requires the prior approval of the holders of a majority of our shares at a general meeting. Upon the completion of this offering, no preferred shares will be outstanding, and we have no present plan to issue any preferred shares.

Options

          As of September 30, 2014, options to purchase an aggregate of 117,676 ordinary shares were outstanding and 8,551 ordinary shares were available for future grant, pursuant to the 2009 Stock Option Plan and to the 2013 Stock Incentive Subplan. For additional information regarding the terms of these plans, see the section of this prospectus captioned "Executive Compensation — Employee Benefit Plans."

Warrants

          As of September 30, 2014, we had the following warrants outstanding:

  •
  warrants to purchase an aggregate of 243 ordinary shares at a weighted average exercise price of $49.47 per share, which expire upon the completion of this offering; and

  •
  warrants to purchase an aggregate of 90,357 preferred shares at a weighted average exercise price of less than $0.01 per share, which will become exercisable for an aggregate of 91,757 ordinary shares upon the completion of this offering if not expired, and with expiration dates ranging from the earliest of (i) January 26, 2016 to February 27, 2021, (ii) the closing of a qualified IPO, as such term is defined in our articles of association currently in effect or (iii) the automatic conversion of preferred shares into ordinary shares pursuant to the affirmative vote or written consent of, or conversion by, the holders of a majority of the then outstanding preferred shares and the holders of a majority of the issued Series B preferred shares, Series C preferred shares, Series D preferred shares and Series E preferred shares, each voting as a single series.

Shareholder Registration Rights

Demand Registration Rights

          After the completion of this offering, the holders of approximately 841,364 ordinary shares will be entitled to certain demand registration rights. After a requisite holding period as set forth in our Fourth Amended Investors Rights Agreement, the holders can request that we register all or a portion of their shares. We will only be required to file two registration statements upon the shareholders' exercise of these demand registration rights. Additionally, we will not be required to effect a demand registration during the period within 90 days of the time with which we provide the holders notice of an underwritten public offering of our ordinary shares provided that we give such notice to the holders within 30 days of the shareholders' exercise of demand registration rights.

Form S-3 Registration Rights

          After the completion of this offering, the holders of approximately 841,364 ordinary shares will be entitled to certain registration rights if we are eligible to file a registration statement on Form S-3. The holders may make an unlimited number of requests for registration on Form S-3, provided that we do not have to file more than one such registration statement during any 12 month period.

Quorum

          Pursuant to our restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for a general meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least         % of our issued and outstanding share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place, or any time and place as the directors designate in a notice to the shareholders.

Resolutions

          Our restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our restated articles of association. Under the Companies Law, certain actions require a special majority, including: (i) appointment of external directors, requiring the approval described above under "Management — External Directors"; (ii) approval of an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest and the terms of employment or other engagement of the controlling shareholder or a relative of the controlling shareholder (even if not extraordinary), requiring the approval described above under "Management — Approval of Specified Related Party Transactions under Israeli Law — Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions"; (iii) approval of a compensation policy, requiring the approval described under "Management — Board Committees — Compensation Committee and Compensation Policy"; and (iv) approval of executive officer compensation inconsistent with our office holder compensation policy or the compensation of our chief executive officer (subject to limited exceptions), requiring the approval described above under "Management — Approval of Specified Related Party Transactions under Israeli Law — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions".

          In addition, under the Companies Law the authorization of the chairman of the board to assume the role or responsibilities of the chief executive officer, or the authorization of the chief executive officer or his or her relative thereof to assume the role or responsibilities of the chairman of the board, for periods of no longer than three years each, is subject to receipt of the approval of a majority of the shares voting on the matter, provided that either (i) included in such majority are at least two-thirds of the shares of shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding any abstentions); or (ii) the total number of shares of shareholders specified in clause (i) who voted against the resolution does not exceed 2% of the voting rights in the company.

          Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution. Under our restated

articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting.

Acquisitions under Israeli Law

          Full Tender Offer.    The Companies Law requires any person who wishes to acquire shares or any class of shares of a publicly traded Israeli company, and who would, as a result of this acquisition, hold over 90% of the company's issued and outstanding share capital or of a class of shares which is listed, to make a tender offer to all of the company's shareholders for the purchase of all of the issued and outstanding shares of the company. If holders of less than 5% of the outstanding shares, or the applicable class, do not respond to or accept the tender offer, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may petition the court, within six months after receipt of the tender offer, to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer than an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

          If (a) the shareholders who do not accept the tender offer, or do not respond, hold 5% or more of the issued and outstanding share capital of the company, or of the applicable class, or the shareholders, who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders, who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company's issued and outstanding share capital or of the applicable class.

          Special Tender Offer.    The Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a 25% or greater shareholder of the company, unless one of the exemptions described in the Companies Law is satisfied. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company, if there is not already another shareholder of the company who holds more than 45% of the voting rights in the company, unless one of the exemptions described in the Companies Law is satisfied.

          A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company's outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company's outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person's relatives and entities under their control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it, at the time of the offer, and any person or entity under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

          Merger.    The Companies Law permits merger transactions if approved by each party's board of directors and, unless certain requirements described under the Companies Law are met, the majority of each party's shares voted on the proposed merger at a shareholders' meeting. If the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of the shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If, however, the merger involves a merger with a company's own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under "Management — Approval of Specified Related Party Transactions under Israeli Law — Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions").

          If the transaction would have been approved by the shareholders of a merging company, but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and the court may also provide instructions to assure the rights of creditors. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israel Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Anti-Takeover Measures under Israeli Law

          The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. Following the closing of this offering, we will not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our restated articles of association, which requires the prior approval of the holders of a majority of our shares at a general meeting. Shareholders voting at such a meeting will be subject to the provisions of the Companies Law described in "— Ordinary Shares — Voting Rights and Conversion."

          Our restated articles of association provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Because our shareholders do not have cumulative voting rights, our shareholders holding a majority of the ordinary shares outstanding will be able to elect all of our directors. Under the

Companies Law and under our restated articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

          The combination of the classification of our board of directors and the lack of cumulative voting will make it more difficult for our existing shareholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

          The provisions discussed above under "— Acquisitions under Israeli Law" and "— Anti-Takeover Measures under Israeli Law" may have the effect of deterring hostile takeovers or delaying changes in our control or management.

Borrowing Powers

          Pursuant to the Companies Law and our restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Listing

          We intend to apply to list our ordinary shares on The NASDAQ Global Market under the trading symbol "STDY."

Transfer Agent and Registrar

          The transfer agent and registrar for our ordinary shares is                                       . The transfer agent's address is                          .

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

          The following contains a description of material, relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with special reference to its effect on us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

          This discussion does not address all of the tax consequences that may be relevant to all purchasers of our ordinary shares in light of each purchaser's particular circumstances and special tax treatment. For example, the discussion below does not cover the tax treatment of residents of Israel and traders in securities who are subject to special tax regimes. As individual circumstances may differ, you should consult your tax advisor to determine the applicability to you of the rules discussed below and the particular tax effects of the offer, including the application of Israeli or other tax laws. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Taxation of Companies

General Corporate Tax Structure

          Generally, Israeli companies are subject to corporate tax at a rate of 25% on company's taxable income for 2013 and 26.5% for 2014 and thereafter. In addition, Israeli companies are subject to regular corporate tax rate on their capital gains.

  Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

          The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities, or other eligible assets.

          The Investment Law was amended effective April 1, 2005, or the 2005 Amendment, and then significantly amended again effective January 1, 2011, or the 2011 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and have the benefits of the 2011 Amendment apply. Prior to 2011, we did not utilize any of the benefits for which we were eligible under the Investment Law.

  Tax Benefits Prior to the 2005 Amendment

          An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an "Approved Enterprise," is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

          We did not apply for tax benefits under the Investment Law prior to the 2005 amendment.

  Tax Benefits Subsequent to the 2005 Amendment

          The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005

Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise's income be derived from exports.

          The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain Approved Enterprise status in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the amendment. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Investment Law, as amended.

          In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive "Beneficiary Enterprise" status, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to its Beneficiary Enterprise. Where the company requests to apply the tax benefits to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company's effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the value of the company's production assets before the expansion.

          The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depend on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or a lower rate in the case of a qualified FIC which is at least 49% owned by non-Israeli residents. Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

          The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

          The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the "Year of Election." We chose 2012 as a "Year of Election" under the Investment Law as amended by the 2005 Amendment.

  Tax Benefits under the 2011 Amendment

          The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a "Preferred Company" through its "Preferred Enterprise" (as such terms are defined in the Investment

Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013 and 2014 and to 12% and 6%, respectively, in 2015 and thereafter. Income derived by a Preferred Company from a "Special Preferred Enterprise" (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

          Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld. Under the recent amendment, announced in August 2013, beginning in 2014, dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax rate of 20% (instead of 15%). In addition, tax rates under the Preferred Enterprise were also raised effective as of January 1, 2014 to 16% and 9%, respectively (instead of the 12% and 6%, respectively).

          The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that: (i) unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, the terms and benefits included in any certificate of approval that was granted to a company owns an Approved Enterprise which chose to receive grants before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions, the 25% tax rate applied to income derived by an Approved Enterprise during the benefits period will be replaced with the regular corporate income tax rate (24% in 2011 and 25% as of 2012 and 2013); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which had participated in an alternative benefits track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. However, a company that has such an Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011. A Beneficiary Company may elect to file a notice (written on a specific form) in order to apply the benefits of 2011 Amendments to it pursuant to Sections 131 and 132 of the Income Tax Ordinance (New Version) 5721-1961, referred to herein as the Tax Ordinance (i.e. until May 31st of each year), and such benefits shall apply on the tax year subsequent to the year in which such notice was filed.

          Currently, we have yet to decide whether to apply the benefits of the 2011 Amendment to us. There can be no assurance that we will comply with the conditions required to remain eligible for benefits under the Investment Law in the future or that we will be entitled to any additional benefits thereunder.

Taxation of our Shareholders

          Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.    Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in

Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller's country of residence provides otherwise.

          Capital gain is generally subject to tax at the corporate tax rate (25% as of 2013, 26.5% in 2014 and thereafter), if generated by a company, or if generated by an individual (from the sale of an asset purchased on or after January 1, 2003) at the rate of 25% or at a rate of 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company's "means of control" (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2013 and 2014).

          Notwithstanding the foregoing, a non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a recognized stock exchange in Israel or outside of Israel will generally be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

          Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

          In some instances, whether or not our shareholders are liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as a non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

          Taxation of Non-Israeli Shareholders on Receipt of Dividends.    Non-Israeli residents are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder's country of residence, however withholding tax will apply in any case. With respect to a person who is a Substantial Shareholder at the time of receiving the dividend or at any time during the preceding 12 months, subject to the terms of an applicable tax treaty, the applicable withholding tax rate is 30%, unless such Substantial Shareholder holds such shares through a nominee company, in which case the rate is 25%.

          For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, for dividends (not generated by an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise as defined under the Israeli Law for the Encouragement of Capital Investments, 5719-1959) paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as during the previous tax year, the maximum rate of withholding tax is generally 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed limitations under U.S. laws applicable to foreign tax credits.

          A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer for more than 180 days during the tax year and (ii) the taxpayer has no other taxable sources of income in Israel with respect to the period for which a tax return is required to be filed.

          We cannot assure you that in the event we declare a dividend we will designate the income that we may distribute in a way that will reduce shareholders' tax liability.

Excess Tax

          Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 (in 2014) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

 MATERIAL U.S. FEDERAL INCOME TAXATION CONSIDERATIONS

          The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our ordinary shares pursuant to the offering and hold such ordinary shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our ordinary shares as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or integrated investment, persons that have a "functional currency" other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

          As used in this discussion, the term "U.S. Holder" means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

          If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in the ordinary shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our ordinary shares.

          Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

          In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is "passive income", or the "PFIC income test", or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, the "PFIC asset test". Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

          Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not expect to be a PFIC for our current taxable year. However, because our income for the next several taxable years is expected to consist principally of interest from cash and cash equivalents received in this offering, we may be a PFIC under the PFIC income test in future years. Because we may hold a substantial amount of cash and cash equivalents following this offering, and because the calculation of the value of our assets after this offering may be based in part on the value of our ordinary shares, which may fluctuate considerably, we may also be a PFIC in future taxable years under the PFIC asset test. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position.

          If we are a PFIC in any taxable year during which a U.S. Holder owns our ordinary shares, the U.S. Holder could be liable for additional taxes and interest charges under the "PFIC excess distribution regime" upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for the ordinary shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder's holding period for our ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

          If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a "deemed sale" election with respect to the ordinary shares. If the election is made, the U.S. Holder will be deemed to sell the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder's ordinary shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

          We currently do not have any non-U.S. subsidiaries, but we may organize or acquire a non-U.S. subsidiary in the future. If we do have any such non-U.S. subsidiaries in the future, and if we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any non-U.S. subsidiary that we may organize or acquire in the future.

          If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our ordinary shares if such U.S. Holder makes a valid "mark-to-market" election for our ordinary shares. A mark-to-market election is available to a U.S. Holder only for "marketable stock." Our ordinary shares will be marketable stock as long as they remain listed on the NASDAQ and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder's tax basis in our ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

          A mark-to-market election will not apply to our ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder's mark-to-market election for the ordinary shares.

          The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or "QEF", election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

          Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

          The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.

Distributions

          Subject to the discussion above under "— Passive Foreign Investment Company Consequences," a U.S. Holder that receives a distribution with respect to our ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder's pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder's pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder's ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder's ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the "dividends received" deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

          Dividends paid by a "qualified foreign corporation" are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under "— Passive Foreign Investment Company Consequences"), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

          A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

          Subject to the discussion above under "— Passive Foreign Investment Company Consequences," a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder's adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes. As discussed above under "— Passive Foreign Investment Company Consequences," we believe we will be a PFIC for our current taxable year. Therefore, the United States federal income tax consequences of a sale, exchange or other disposition of our ordinary shares could be materially different, as described in that section.

Medicare Tax

          Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our ordinary shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our ordinary shares.

Information Reporting and Backup Withholding

          U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under "Passive Foreign Investment Company Consequences", each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

          Dividends on and proceeds from the sale or other disposition of our ordinary shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

          U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

          EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, no public market existed for our share capital. Future sales of ordinary shares in the public market after this offering, and the availability of shares for future sale, could adversely affect the market prices prevailing from time to time. Only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our ordinary shares, or the perception that these sales could occur, could adversely affect prevailing market prices for our ordinary shares and could impair our future ability to raise equity capital.

          Based on the number of shares outstanding on September 30, 2014, upon completion of this offering, 841,364 ordinary shares will be outstanding, assuming no exercise of the underwriters' option to purchase additional ordinary shares and no exercise of outstanding options. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our "affiliates," as that term is defined under Rule 144 under the Securities Act.

Rule 144

          In general, persons who have beneficially owned restricted ordinary shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted ordinary shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

          In general, a person who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale, and (3) we are current in our Exchange Act reporting at the time of sale.

          Persons who have beneficially owned restricted ordinary shares for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of ordinary shares then outstanding, which will equal approximately 8,413 shares immediately after the completion of this offering based on the number of ordinary shares outstanding as of September 30, 2014; and

  •
  the average weekly trading volume of our ordinary shares on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

          Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

          In general, under Rule 701 a person who purchased ordinary shares pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of September 30, 2014, 110,752 ordinary shares had been issued in reliance on Rule 701 as a result of exercises of options to purchase our ordinary shares and issuance of restricted shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

          As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of ordinary shares that are issuable pursuant to our Amended and Restated 2009 Stock Option Plan and our Amended and Restated 2013 Stock Incentive Subplan. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

          For a description of the lock-up agreements that we and our shareholders have entered into in connection with this offering, please see "Underwriting".

Regulation S

          Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Registration Rights

          Upon the completion of this offering and assuming no exercise of the underwriters' option to purchase additional shares, the holders of 841,364 ordinary shares, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section of this prospectus captioned "Description of Share Capital — Shareholder Registration Rights" for additional information.

UNDERWRITING

          Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters, for whom Wells Fargo Securities, LLC and RBC Capital Markets, LLC are acting as joint-book running managers and representatives, have severally agreed to purchase, the respective numbers of ordinary shares appearing opposite their names below:

Underwriter	Number of Ordinary Shares
Wells Fargo Securities, LLC
RBC Capital Markets, LLC
JMP Securities LLC

Total

          All of the ordinary shares to be purchased by the underwriters will be purchased from us.

          The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The ordinary shares are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

          The underwriting agreement provides that the underwriters are obligated to purchase all the ordinary shares offered by this prospectus if any are purchased, other than those ordinary shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

          At our request, the underwriters have reserved up to             ordinary shares, or approximately         % of the ordinary shares being offered by this prospectus (excluding the additional ordinary shares that may be issued upon the underwriters' exercise of their option to purchase shares), for sale at the initial public offering price to certain of our officers, directors and employees and certain other persons associated with us, as designated by us. The sales will be made by             through a directed share program. The number of ordinary shares available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of the reserved ordinary shares. Any reserved ordinary shares not so purchased will be offered by the underwriters to the general public on the same basis as the other ordinary shares offered by this prospectus. We have agreed to indemnify             and the underwriters in connection with the directed share program, including for the failure of any participant to pay for its ordinary shares.

Over-Allotment Option

          We have granted a 30-day option to the underwriters to purchase up to a total of             additional ordinary shares from us at the initial public offering price per share less the underwriting discounts and commissions per share, as set forth on the cover page of this prospectus, and less any dividends or distributions declared, paid or payable on the ordinary shares that the underwriters have agreed to purchase from us but that are not payable on such additional ordinary shares, to cover over-allotment, if any. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional ordinary shares in proportion to their respective commitments set forth in the prior table.

Discounts and Commissions

          Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession of not more than $             per share, of which there will be no reallowance to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

          The following table summarizes the underwriting discounts and commissions and the proceeds, before expenses, payable to us, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option:

Total
	Per Share	Without Option	With Option
Initial price to public	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

          We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $             .

Indemnification of Underwriters

          The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

          All of our directors and officers, the holders of more than    % of our outstanding ordinary shares, and the holders of more than    % of our ordinary shares issuable upon the exercise of our outstanding warrants and options have agreed that, subject to specified exceptions, that, without the prior written consent of Wells Fargo Securities, LLC and RBC Capital Markets, LLC, we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, directly or indirectly:

  •
  issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any ordinary shares or other capital shares or any securities convertible into or exercisable or exchangeable for our ordinary shares or other capital shares;

  •
  in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any ordinary shares or other capital shares or any securities convertible into or exercisable or exchangeable for our ordinary shares or other capital shares, other than registration statements on Form S-8 filed with the SEC after the closing date of this offering; or

  •
  enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our ordinary shares or other capital shares or any securities convertible into or exercisable or exchangeable for our ordinary shares or other capital shares, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our ordinary shares or other capital shares, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

          Wells Fargo Securities, LLC and RBC Capital Markets, LLC may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the ordinary shares or other securities subject to the lock-up agreements. Any determination to release any ordinary shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the ordinary shares, the liquidity of the trading market for the ordinary shares, general market conditions, the number of ordinary shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

NASDAQ Global Market Listing

          We will apply to have our ordinary shares listed on The NASDAQ Global Market under the symbol "STDY."

Stabilization

          In order to facilitate this offering of our ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters may consider, among other things, the market price of ordinary shares compared to the price payable under the over-allotment option. The underwriters may also sell ordinary shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

          As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of our ordinary shares, so long as stabilizing bids do not exceed a specified maximum. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing ordinary shares in this offering if the underwriting syndicate repurchases previously distributed ordinary shares to cover syndicate short positions or to stabilize the price of the ordinary shares.

          The foregoing transactions, if commenced, may raise or maintain the market price of our ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares.

          The foregoing transactions, if commenced, may be effected on The NASDAQ Global Market or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of these transactions and these transactions, if commenced, may be discontinued at any time without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our ordinary shares.

Discretionary Accounts

          The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of five percent of the total number of ordinary shares offered by them.

Pricing of this Offering

          Prior to this offering, there has been no public market for our ordinary shares. Consequently, the initial public offering price for our ordinary shares was determined between us and the representatives of the underwriters. The factors considered in determining the initial public offering price included:

  •
  prevailing market conditions;

  •
  our results of operations and financial condition;

  •
  financial and operating information and market valuations with respect to other companies that we and the representatives of the underwriters believe to be comparable or similar to us;

  •
  the present state of our development; and

  •
  our future prospects.

          An active trading market for our ordinary shares may not develop. It is possible that the market price of our ordinary shares after this offering will be less than the initial public offering price.

Relationships

          The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may in the future perform these and other financial advisory and investment banking services for us, for which they will receive customary fees and commissions.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of instruments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Sales Outside the United States

          No action has been taken in any jurisdiction (except in the United States) that would permit an initial public offering of the ordinary shares that are the subject of the offering contemplated by this prospectus, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and none of this prospectus or any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

          Each of the underwriters may arrange to sell ordinary shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell ordinary shares in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Conduct Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

Notice to Prospective Investors in the European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), including each Relevant Member State that has implemented amendments to Article 3(2) of the Prospectus Directive introduced by the 2010 PD amending Directive (each, an "Early Implementing Member State"), an offer of the ordinary shares to the public may not be made in that Relevant Member State and each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of the ordinary shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer of the ordinary shares to the public in that Relevant Member State may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

            (a)     to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

            (b)     to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters; or

            (d)     in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the ordinary shares referred to in (a) to (c) above shall require the company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the company or any underwriter that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer to the public" in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe to the ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71 EC of the European Parliament and of the Council of 4 November 2003 (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State. The expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

          This prospectus and any other material in relation to the ordinary shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2 (1) (e) of the Prospective Directive that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), (ii) fall within Article 49(2)(a) to (d) of the Order and (iii) are persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). The ordinary shares are only available to, and any invitation, offer or agreement to engage in investment activity with respect to such ordinary shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

          The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the United Kingdom Financial Services and Markets Act 2000. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the rules and regulations of the Financial Services Authority.

Notice to Prospective Investors in France

          We and the underwriters have not offered or sold and will not offer or sell, directly or indirectly, ordinary shares to the public in France, and have not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, this prospectus or any other offering material relating to the ordinary shares. Offers, sales and distributions that have been and will be made in France have been and will be made only to (a) providers of the investment service of portfolio management for the account of third parties, and (b) qualified investors (investisseurs qualifiés), other than individuals, all as defined in, and in accordance with, Articles L. 411-1, L. 411-2, and D. 411-1 of the French Code monétaire et financier.

          Ordinary shares may be resold directly or indirectly only in compliance with Article L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier.

          Neither this prospectus prepared in connection with the ordinary shares nor any other offering material relating to the ordinary shares has been submitted to the clearance procedures of the Autorité des marchés financiers or notified to the Autorité des marchés financiers by the competent authority of another member state of the European Economic Area.

Notice to Prospective Investors in Germany

          The ordinary shares offered by this prospectus have not been and will not be offered to the public within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz). No securities prospectus pursuant to the German Securities Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). This prospectus does not constitute an offer to the public in Germany, and it does not serve for public distribution of the ordinary shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances that do not constitute an offer to the public under the German Securities Prospectus Act. Prospective Investors should consult with their legal and/or tax advisor before investing into the ordinary shares.

Notice to Prospective Investors in Ireland

          This prospectus and any other material in relation to the ordinary shares described herein is only being distributed in Ireland:

               (i)  in circumstances which do not require the publication of a prospectus pursuant to Article 3(2) of Directive 2003/71/EC as amended by Directive 2010/73/EC;

              (ii)  in compliance with the provisions of the Irish Companies Acts 1963-2009; and

             (iii)  in compliance with the provisions of the European Communities (Markets in Financial Instruments) Regulations 2007 (S.I. No. 60 of 2007) (as amended), and in accordance with any codes or rules of conduct and any conditions or requirements, or any other enactment, imposed or approved by the Central Bank of Ireland with respect to anything done by them in relation to the ordinary shares.

Notice to Prospective Investors in Italy

          The offering of the ordinary shares has not been registered pursuant to Italian securities legislation and, accordingly, no ordinary shares may be offered, sold or delivered, nor may copies of the prospectus or of any other document relating to the ordinary shares be distributed in the Republic of Italy, except:

               (i)  to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and Article 34-ter, first paragraph, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended from time to time (Regulation No. 11971); or

              (ii)  in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Article 34-ter of Regulation No. 11971.

          Any offer, sale or delivery of the ordinary shares or distribution of copies of the prospectus or any other document relating to the ordinary shares in the Republic of Italy under (i) or (ii) above must be:

            (a)     made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007 (as amended from time to time) and Legislative Decree No. 385 of 1 September 1993, as amended (the Banking Act); and

            (b)     in compliance with Article 129 of the Banking Act, as amended, and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the issue or the offer of ordinary shares in the Republic of Italy; and

            (c)     in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or other Italian authority. Please note that in accordance with Article 100-bis of the Financial Services Act, where no exemption from the rules on public offerings applies under (i) and (ii) above, the subsequent distribution of the ordinary shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under the Financial Services Act and Regulation No. 11971. Failure to comply with such rules may result in the sale of such ordinary shares being declared null and void and in the liability of the intermediary transferring the ordinary shares for any damages suffered by the investors.

Notice to Prospective Investors in the Netherlands

          The ordinary shares will not be offered or sold, directly or indirectly, in the Netherlands, other than:

               (i)  with a minimum denomination of €50,000 or the equivalent in another currency per investor;

              (ii)  for a minimum consideration of €50,000 or the equivalent in another currency per investor;

             (iii)  to fewer than 100 individuals or legal entities other than 'Qualified Investors' (see below); or

             (iv)  solely to Qualified Investors, all within the meaning of Article 4 of the Financial Supervision Act Exemption Regulation (Vrijstellingsregeling Wet op het financieel toezicht) and Article 1:12 and Article 5:3 of the Financial Supervision Act (Wet op het financieel toezicht, FSA).

Notice to Prospective Investors in Switzerland

          This document as well as any other material relating to the ordinary shares that are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations. Our ordinary shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to our ordinary shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

          Our ordinary shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase ordinary shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

          This document as well as any other material relating to our ordinary shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Israel

          This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the ordinary shares is directed only at (i) a limited number of persons in accordance with the Securities Law or (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and "qualified individuals", each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum.

LEGAL MATTERS

          Certain legal matters with respect to the legality of the issuance of the ordinary shares offered by this prospectus will be passed upon for us, with respect to U.S. law, by Cooley LLP, Palo Alto, California, and, with respect to Israeli law, by Amit, Pollak, Matalon & Co., Tel Aviv, Israel. Certain legal matters in connection with the offering will be passed upon for the underwriters, with respect to U.S. law, by Torys LLP, New York, New York, and, with respect to Israeli law, by Gornitzky & Co., Tel Aviv, Israel.

EXPERTS

          The consolidated financial statements of SteadyMed Ltd. at December 31, 2012 and 2013, and for each of the two years in the period ended December 31, 2013, appearing in this prospectus and registration statement have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1b to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

 ENFORCEABILITY OF CIVIL LIABILITIES

          We are incorporated under the laws of the State of Israel. Service of process upon us and our directors, officers and the Israeli experts named in this prospectus, several of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and certain of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

          We have been informed by our legal counsel in Israel, Amit, Pollak, Matalon & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law, and not U.S. law, is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved in court as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

          In accordance with the Israeli Law on Enforcement of Foreign Judgments, 5718-1958, and subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act and the Securities Exchange Act and including a monetary or compensatory judgment in a non-civil matter, only if they find, among other things, that:

  •
  the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

  •
  the judgment may no longer be appealed;

  •
  the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the judgment is not contrary to public policy; and

  •
  the judgment is executory in the state in which it was given.

          Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

          An Israeli court also will not declare a foreign judgment enforceable if:

  •
  the judgment was obtained by fraud;

  •
  there is a finding of lack of due process;

  •
  the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

  •
  the judgment is in conflict with another judgment that was given in the same matter between the same parties and that is still valid; or

  •
  at the time the action was instituted in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

          We have irrevocably appointed SteadyMed Therapeutics, Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

          If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

 WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits. For further information about us and our ordinary shares, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

          Upon completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the SEC at its public reference facilities located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains periodic reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

          We intend to furnish our shareholders with annual reports containing audited financial statements and to file with the SEC quarterly reports containing unaudited interim financial data for the first three quarters of each fiscal year. We also maintain a website on the Internet at www.SteadyMed.com. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our ordinary shares in this offering.

STEADYMED LTD. AND ITS SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2014
IN U.S. DOLLARS
INDEX

-- - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and board of directors of
STEADYMED LTD.

          We have audited the accompanying consolidated balance sheets of SteadyMed Ltd. (the "Company") and its subsidiary as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive loss, changes in shareholders' deficit and cash flows for each of the two years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

          The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Tel-Aviv, Israel November 12, 2014	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

STEADYMED LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
			September 30, 2014
	2012	2013
			Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,741	$2,072	$11,049
Restricted cash	25	1,729	1,202
Marketable securities	385	—	—
Other accounts receivable and prepaid expenses	367	437	465

Total current assets	8,518	4,238	12,716

LONG-TERM LEASE DEPOSIT	42	51	49

SEVERANCE PAY FUND	98	104	91

DEFERRED IPO COSTS	—	—	990

PROPERTY AND EQUIPMENT, NET	294	630	1,030

Total assets	$8,952	$5,023	$14,876

The accompanying notes are an integral part of the consolidated financial statements.

STEADYMED LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS — (Continued)
U.S. dollars in thousands (except share data)

	December 31,			Pro forma Shareholders' equity September 30, 2014
			September 30, 2014
	2012	2013
			Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Current maturity of loan	$—	$563	$563
Trade payables	242	801	1,331
Other accounts payable and accrued expenses	396	547	2,270

Total current liabilities	638	1,911	4,164

NON-CURRENT LIABILITIES:
Loan	—	770	358
Accrued severance pay	124	124	129
Warrants to purchase Convertible Preferred Shares	2,095	1,300	5,016
Other accounts payable	28	125	208

Total non-current liabilities	2,247	2,319	5,711

COMMITMENTS AND CONTINGENT LIABILITIES
CONVERTIBLE PREFERRED SHARES:
Series A1-E Preferred Shares of NIS 0.01 nominal value — Authorized: 528,780 shares at December 31, 2012, 528,780 shares at December 31, 2013 and 1,040,119 shares at September 30, 2014 (unaudited), respectively; Issued and outstanding: 414,176 shares at December 31, 2012, 468,340 shares at December 31, 2013 and 760,730 shares at September 30, 2014 (unaudited), respectively; Aggregate liquidation preference of $20,023 at December 31, 2012, $24,336 at December 31, 2013 and $45,795 at September 30, 2014 (unaudited), respectively; pro forma (unaudited): no shares issued and outstanding	15,733	18,308	35,669	—

STEADYMED LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS — (Continued)
U.S. dollars in thousands (except share data)

	December 31,			Pro forma Shareholders' equity September 30, 2014
			September 30, 2014
	2012	2013
			Unaudited
SHAREHOLDERS' EQUITY (DEFICIT):

Ordinary Shares of NIS 0.01 nominal value — Authorized: 4,471,220 shares at December 31, 2012 and 4,471,220 shares at December 31, 2013 and 3,959,881 shares at September 30, 2014 (unaudited), respectively; Issued and outstanding: 64,752 shares at December 31, 2012, 64,752 at December 31, 2013 and 64,803 shares at September 30, 2014 (unaudited), respectively; pro forma (unaudited): 933,425 shares issued and outstanding

	*) —	*) —	*) —	*) 3
Additional paid-in capital	1,767	1,775	1,958	42,640
Accumulated deficit	(11,433)	(19,290)	(32,626)	(32,626)

Total shareholders' equity (deficit)	(9,666)	(17,515)	(30,668)	10,017

Total liabilities and shareholders' equity (deficit)	$8,952	$5,023	$14,876	$14,876

*)
Represent an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

STEADYMED LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except share data)

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited
Operating expenses:
Research and development	$2,745	$6,436	$4,187	$9,133
Marketing	225	511	369	747
General and administrative	1,174	1,574	1,196	1,298

Total operating loss	4,144	8,521	5,752	11,178

Financial expense (income), net	(92)	(761)	81	1,946

Loss before taxes on income	4,052	7,760	5,833	13,124

Taxes on income	28	97	59	212

Net loss	$4,080	$7,857	$5,892	$13,336

Net loss per share:
Basic and diluted net loss per Ordinary Share	$(79.10)	$(148.18)	$(110.60)	$(240.30)

Weighted average number of Ordinary Shares used in computing basic and diluted net loss per share	64,752	64,752	64,752	64,758

Basic and diluted pro forma net loss per Ordinary Share (unaudited)		$(13.33)		$(15.63)

The accompanying notes are an integral part of the consolidated financial statements.

STEADYMED LTD. AND ITS SUBSIDIARY
STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
U.S. dollars in thousands (except share data)

	Ordinary Shares
				Additional paid-in capital	Accumulated deficit	Total shareholders' deficit
	Number	Amount
Balance as of January 1, 2012	64,752	$	*)—	$1,762	$(7,353)	$(5,591)
Stock-based compensation	—		—	5	—	5
Net loss	—		—	—	(4,080)	(4,080)

Balance as of December 31, 2012	64,752		*)—	1,767	(11,433)	(9,666)
Stock-based compensation	—		—	8	—	8
Net loss	—		—	—	(7,857)	(7,857)

Balance as of December 31, 2013	64,752		*)—	1,775	(19,290)	(17,515)
Stock-based compensation	—		—	182	—	182
Exercise of options	51		*)—	1	—	1
Net loss	—		—	—	(13,336)	(13,336)

Balance as of September 30, 2014 (unaudited)	64,803		*)—	1,958	(32,626)	(30,668)

*)
Represent an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

STEADYMED LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited
Cash flows from operating activities:
Net loss	$(4,080)	$(7,857)	$(5,892)	$(13,336)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	5	8	6	182
Depreciation	46	84	62	134
Investment in marketable securities, net from proceeds from sale	(385)	385	385	—
Accrued severance pay, net	18	(6)	(1)	18
Compensation related to warrants granted to service provider	10	—	—	—
Amortization of discount on loan	—	9	6	9
Revaluation of fair value of warrants to purchase Convertible Preferred Shares	(70)	(830)	17	1,871
Decrease (increase) in other accounts receivable and prepaid expenses	(298)	(53)	149	(26)
Increase in trade payables	99	477	612	179
Increase (decrease) in other accounts payable and accrued expenses	107	248	(62)	1,030

Net cash used in operating activities	(4,548)	(7,535)	(4,718)	(9,939)

Cash flows from investing activities:
Investment in restricted cash	—	(1,904)	(1,904)	—
Proceeds from maturity of investment in restricted cash	—	201	—	527
Purchase of property and equipment	(251)	(338)	(190)	(293)
Investment in other assets	(42)	(6)	(6)	—

Net cash (used in) provided by investing activities	(293)	(2,047)	(2,100)	234

Cash flows from financing activities:
Proceeds from issuance of Preferred shares and warrants, net of issuance costs	11,898	2,574	2,574	19,207
Deferred IPO costs	—	—	—	(104)
Receipt of loan, net of issuance costs	—	1,480	1,480	—
Repayment of loan	—	(141)	—	(422)
Exercise of options	—	—	—	1

Net cash provided by financing activities	11,898	3,913	4,054	18,682

Increase (decrease) in cash and cash equivalents	7,057	(5,669)	(2,764)	8,977
Cash and cash equivalents at the beginning of the period	684	7,741	7,741	2,072

Cash and cash equivalents at the end of the period	$7,741	$2,072	$4,977	$11,049

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment	$3	$82	$—	$241

Discount on loan from bank in respect of issuance of warrants	$—	$35	$35	$—

Cash paid during the year:
Interest paid	$2	$67	$53	$48

The accompanying notes are an integral part of the consolidated financial statements.

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL

a.
SteadyMed Ltd. (the "Company") was incorporated and is located in Israel, commenced its operations on June 15, 2005 and, together with its wholly-owned subsidiary, SteadyMed Therapeutics, Inc. ("Inc.") is a specialty pharmaceutical company focused on the development and commercialization of therapeutic product candidates that address the limitations of market-leading products in certain orphan and other well-defined high-margin specialty markets. The Company's primary focus is to obtain approval for the sale of Trevyent® for the treatment of pulmonary arterial hypertension, or PAH. The Company is also developing two products for the treatment of post-surgical and acute pain in the home setting. Its product candidates are enabled by its proprietary PatchPump®, which is a discreet, water-resistant and disposable drug administration technology that is aseptically prefilled with liquid drug at the site of manufacture and pre-programmed to deliver an accurate, steady flow of drug to a patient, either subcutaneously or intravenously.

  Inc. is located in the United States, and commenced operations on January 1, 2012. The principal executive officers of the Company are located in Inc. and Inc.'s principal business activity is to provide executive management and administrative support functions to the Company.

b.
For the year ended December 31, 2013, the Company incurred operating losses and negative cash flows from operating activities of $7,857 and $7,535, respectively. In addition, during the nine months ended September 30, 2014 (unaudited), the Company incurred operating losses and negative cash flows from operating activities of $13,336 and $9,939, respectively. The Company will be required to obtain additional capital resources to maintain its research and development, manufacturing scale-up and commercialization activities. The Company plans to continue to fund its losses from operations and capital funding needs through future debt and/or equity financings or other sources, such as potential collaboration agreements. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm the Company's business, results of operations, and future prospects.

  As described above, the Company is continuing to raise capital from various sources. There are no assurances, however, that the Company will be able to obtain an adequate level of financing needed for the long-term development and commercialization of its products.

  These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.
Use of estimates:

  The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, stock-based compensation cost, as well as liability in respect of warrants to purchase Convertible Preferred Shares. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

  information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

b.
Principles of consolidation:

  The consolidated financial statements include the accounts of the Company and Inc. All intercompany balances and transactions have been eliminated upon consolidation.

c.
Financial statements in U.S. dollars:

  The accompanying financial statements have been prepared in U.S. dollars.

  The Company's financing activities are conducted in U.S. dollars. Although a portion of the Company's expenses are denominated in Israeli New Shekels ("NIS") (mostly salaries and rent), and Pounds Sterling (consultant costs) a substantial portion of its expenses are denominated in U.S. dollars. The Company's management believes that the currency of the primary economic environment in which the operations of the Company and Inc. are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of the Company.

  Transactions and balances denominated in U.S. dollars are presented at their original amounts. Monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC No. 830, "Foreign Currency Matters". All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statements of comprehensive loss as financial income or expense, as appropriate.

d.
Unaudited pro forma shareholder's equity:

  In September 2014, the Company's Board of Directors authorized the filing of a Registration Statement with the U.S. Securities and Exchange Commission ("SEC") to register the Company's Ordinary shares for sale to the public. Immediately prior to automatic conversion upon closing of a qualified initial public offering in gross proceeds of not less than $100,000 (the "Qualified IPO") or upon affirmative vote or written consent of the majority shareholders of the then outstanding Preferred Shares of series B, C, D, and E (each voting as a separate class), with respect to each series, as described in note 10a, all of the outstanding Convertible Preferred Shares will automatically convert into Ordinary Shares. In addition, upon automatic conversion of the Preferred Shares, the outstanding Preferred Share warrants will either be exercised or expired. Prior to the completion of its initial public offering (the "IPO"), the Company intends to obtain shareholder consent to cause the conversion of all of the outstanding Preferred Shares into Ordinary Shares upon consummation of the IPO, regardless of whether it is a Qualified IPO. The unaudited pro forma shareholder's equity reflects the assumption that the above shareholder consents obtained prior to completion of the IPO.

e.
Unaudited pro forma net loss per share of Ordinary Shares:

  Pro forma basic and diluted net loss per share of Ordinary Shares have been computed in contemplation of the completion of an IPO and give effect to the conversion of all the Company's outstanding Convertible Preferred Shares into Ordinary Shares. All the outstanding Convertible Preferred Shares will automatically be reclassified into Ordinary Shares upon a Qualified IPO or upon affirmative vote or written consent of the majority shareholders of the then outstanding Preferred Shares of series B, C, D, and E (each voting as a separate class), with respect to each series. In addition, upon automatic conversion of the Preferred Shares, the outstanding Preferred Share warrants to purchase Preferred Shares will either be exercised or expired. Since the exercise

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

  price of warrants is de minimis, the assumption is that all outstanding warrants to purchase Preferred Shares are exercised into Ordinary Shares.

f.
Cash and cash equivalents:

  The Company considers all highly liquid investments, which are readily convertible to cash with a maturity of three months or less at the date of acquisition, to be cash equivalents.

g.
Restricted cash:

  Restricted cash represents cash which is used as collateral for a Company's credit card issued by a commercial bank and also as security in respect of the Loan's covenants (see Note 6).

h.
Long-term lease deposit:

  Long-term lease deposit was made pursuant to the Company's office lease.

i.
Research and development costs:

  Research and development expenses are charged to the statement of comprehensive loss as incurred.

j.
Property and equipment:

  Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%
Computers and peripheral equipment	33
Laboratory equipment	7 - 15
Office furniture and equipment	6
Leasehold improvements	Over the shorter of the lease term or useful economic life

  Property and equipment are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2012 and 2013 and the nine months periods ended September 30, 2013 (unaudited) and 2014 (unaudited), no impairment losses have been recorded.

k.
Concentrations of credit risk:

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and restricted cash.

  The majority of cash and cash equivalents of the Company and Inc. is invested in dollar deposits with major U.S. and Israeli banks. Such cash and cash equivalents in U.S. banks may be in excess of insured limits and are not insured in other jurisdictions. Generally, cash and cash equivalents may be redeemed and therefore a minimal credit risk exists with respect to these deposits and investments.

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

l.
Income taxes:

  The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes," ("ASC 740"), using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

  ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

m.
Severance pay:

  The liability for severance pay is calculated pursuant to Israel's Severance Pay Law (the "ISPL") based on the most recent salary of the employees located in Israel multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The liability for all of its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual.

  The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

  Since inception, some of the Company's employees are included under Section 14 of the ISPL. Under this section, they are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

  Total Company's expense related to severance pay is $87 and $81, $71 and $61, for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 (unaudited) and 2014 (unaudited), respectively.

n.
Fair value of financial instruments:

  The Company applies ASC 820, "Fair Value Measurements and Disclosures", ("ASC 820"), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

  In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

  The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 —	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
Level 2 —	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

  The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

  In accordance with ASC 820, the Company measures its investment in marketable securities and liability related to warrants at fair value. The carrying amounts of cash and cash equivalents, restricted cash, other accounts receivable, trade payables and other accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments.

  The Company's financial assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2012
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3
Marketable securities	$385	$385	$—	$—
Warrants to purchase Convertible Preferred Shares	2,095	—	—	2,095

Total financial assets	$2,480	$385	$—	$2,095

	December 31, 2013
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3
Warrants to purchase Convertible Preferred Shares	$1,300	$—	$—	$1,300

Total financial assets	$1,300	$—	$—	$1,300

	September 30, 2014 (Unaudited)
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3
Warrants to purchase Convertible Preferred Shares	$5,016	$—	$—	$5,016

Total financial assets	$5,016	$—	$—	$5,016

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

  The following tabular presentation reflects the components of the liability associated with such warrants to purchase Convertible Preferred Shares as of September 30, 2014 (unaudited):

Fair value of Warrants to purchase Convertible Preferred Shares
Balance at January 1, 2012	$31
Fair value of warrants issued to investors and service provider (see Note 10c)	2,124
Revaluation of fair value of warrants to purchase Convertible Preferred Shares (see Note 7)	(60)

Balance at December 31, 2012	2,095
Fair value of warrants issued to Bank (see Note 6)	35
Revaluation of fair value of warrants to purchase Convertible Preferred Shares (see Note 7)	(830)

Balance at December 31, 2013	1,300
Fair value of warrants issued to investors (see Note 10e)	1,845
Revaluation of fair value of warrants to purchase Convertible Preferred Shares (see Note 7)	1,871

Balance at June 30, 2014 (unaudited)	$5,016

o.
Convertible Preferred Shares:

  The Company classifies its Convertible Preferred Shares outside of Shareholders' equity because certain features of the Company's Articles of Association (the "AOA") would require redemption of some or all classes of Convertible Preferred Shares upon events not solely within the control of the Company. The Convertible Preferred Shares constitutes a majority of the outstanding Shares entitled to vote, and a majority of the members of the Company's Board of Directors is comprised of individuals elected by holders of the Company's Convertible Preferred Shares.

p.
Warrants to purchase Convertible Preferred Shares:

  The Company accounts for warrants to purchase shares of its Convertible Preferred Shares held by investors and others which include down round protection provisions as a liability according to the provisions of ASC 815-40, "Derivatives and Hedging — Contracts in Entity's Own Equity", ("ASC 815") which provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own share and thus able to qualify to be a derivative financial instrument. The Company measures the warrants at fair value by using the Monte Carlo Cliquent Option Pricing Model ("Monte Carlo Cliquent Model") in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company's statement of comprehensive loss as financial expense (income), net (see Note 7).

q.
Accounting for stock-based compensation:

  The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation — Stock Compensation", ("ASC 718"), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

  requisite or derived service periods in the Company's consolidated statement of comprehensive loss.

  The Company recognizes compensation expense for the value of its awards granted based on the accelerated method over the requisite or derived service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

  The Company estimates the fair value of share options granted using the Black-Scholes-Merton option-pricing model (unless the options are deeply out of the money at the grant date and then the Binominal model is applied) which requires a number of assumptions, of which the most significant are the fair market value of the underlying Ordinary Shares, expected stock price volatility and the expected option term. Expected volatility was calculated based upon historical volatilities of similar entities in the related sector index. The expected option term represents the period that the Company's share options are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions (unless the exercise price of the options is significantly higher than the underlying fair value of the Ordinary Share and then the expected option term is determined based on the contractual term of the options). The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

  The fair value of Ordinary Shares underlying the options was determined by the Company's Board of Directors with the assistance of an independent valuation firm. Because there has been no public market for the Ordinary Shares, the Board of Directors has determined fair value of the Ordinary Shares at the time of grant of by considering a number of objective and subjective factors including data from other comparable companies, sales of convertible Preferred Shares to unrelated third parties, operating and financial performance, the lack of liquidity of capital shares and general and industry specific economic outlook, amongst other factors. The fair value of the underlying Ordinary Shares shall be determined by management until such time as the Ordinary Shares are listed on an established stock exchange, national market system or other quotation system. For all reported periods and until June 30, 2014 (unaudited), the valuations were performed using the Option Pricing Method ("OPM"). Commencing June 30, 2014, the valuation was performed by using the Hybrid Method by combining the OPM and an IPO scenario to determine the fair value of the Company's Ordinary Shares.

r.
Basic and diluted net loss per share:

  The Company applies the two class method as required by ASC No. 260-10, "Earnings Per Share" ("ASC No. 260-10") which requires the income or loss per share for each class of shares (ordinary and preferred shares) to be calculated assuming 100% of the Company's earnings are distributed as dividends to each class of shares based on their contractual rights. No dividends were declared or paid during the reported periods.

  According to the provisions of ASC No. 260-10, the Company's Preferred Shares are not participating securities in losses and, therefore, are not included in the computation of net loss per share.

  Basic and diluted net loss per share is computed based on the weighted-average number of Ordinary Shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary Shares outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with ASC No. 260-10.

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

  Basic and diluted net loss per share of Ordinary Shares was the same for each period presented as the inclusion of all potential Ordinary Shares outstanding was anti-dilutive.

  For the years ended December 31, 2012 and 2013 and for the six months periods ended June 30, 2013 (unaudited) and 2014 (unaudited), all outstanding Preferred Shares, options and warrants have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive and the total Preferred Shares, options and warrants that have been excluded from the calculations was 348,758, 565,090, 558,838 and 846,814, respectively.

s.
Legal and other contingencies:

  The Company accounts for its contingent liabilities in accordance with ASC 450. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

  With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2013 and September 30, 2014 (unaudited), the Company is not a party to any ligation that could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

t.
Unaudited interim financial information:

  The accompanying consolidated balance sheet as of September 30, 2014, consolidated statements of comprehensive loss and cash flows for the nine months ended September 30, 2013 and 2014 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position, results of operations and cash flows for the nine months ended September 30, 2013 and 2014. Results for the nine months ended September 30, 2014, are not necessarily indicative of the results that may be expected for the year ended December 31, 2014 or for any other interim period or for any other future year.

u.
Impact of recently issued Accounting Standards:

  In June 2014, the FASB issued Update No. 2014-10 "Development Stage Entities" (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation. The amendments in this Update remove the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. In addition, the amendments eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of comprehensive loss, cash flows, and shareholder deficit, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. The amendments are effective prospectively for reporting periods beginning after December 15, 2014 and early adoption is permitted. The Company chose to early adopt the above Topic 915 for the current consolidated financial statements.

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

NOTE 3: — OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
			September 30, 2014
	2012	2013
			Unaudited
Prepaid expenses	$205	$394	$426
Government authorities	136	28	39
Others	26	15	—

	$367	$437	$465

NOTE 4:— PROPERTY AND EQUIPMENT, NET

          The composition of property and equipment is as follows:

	December 31,
			September 30, 2014
	2012	2013
			Unaudited
Cost:
Computers and peripheral equipment	$75	$91	$106
Laboratory equipment	171	575	1,094
Office furniture and equipment	65	65	65
Leasehold improvements	77	77	77

	388	808	1,342

Accumulated depreciation:
Computers and peripheral equipment	44	65	92
Laboratory equipment	31	70	151
Office furniture and equipment	6	12	9
Leasehold improvements	13	31	60

	94	178	312

Property and equipment, net	$294	$630	$1,030

          Depreciation expense is $46, $84, $62 and $134 for the years ended December 31, 2012 and 2013 and for the nine months periods ended September 30, 2013 (unaudited) and 2014 (unaudited), respectively.

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

NOTE 5: — OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
			September 30, 2014
	2012	2013
			Unaudited
Employees and payroll accruals	$340	$477	$234
Accrued expenses	56	70	2,036

	$396	$547	$2,270

NOTE 6: — LOAN

          On February 20, 2013, Inc. signed a Loan and Security Agreement (the "Agreement") with a commercial bank ("Bank") in an amount of $3,000 (the "Loan") pursuant to which $1,500 was provided at the closing date. An additional tranche of $1,500 was available through September 30, 2013. The availability of that tranche was expired. The first tranche bears interest, on the outstanding daily balance thereof, at a variable annual rate equal to the greater of 5.25% or the three-year constant maturity treasury rate plus 5%. From September 30, 2013, the outstanding Loan will be repaid in 32 equal installments through May 22, 2016 (the "Maturity Date").

          Under the Agreement, Inc. must maintain at all times through the Maturity Date a cash balance at the lending Bank of not less than 125% of the outstanding loan principal. In addition, Inc. is permitted to transfer cash to the Company from time to time however, at all times at least 90% of the aggregate amount of cash of the consolidated entities must be held by Inc. As of December 31, 2013 and September 30, 2014 (unaudited), the Company has met all the aforementioned financial covenants.

          In addition, under the Agreement, Inc. has the right to early prepayment of the outstanding Loan amount, including the unpaid and accrued interest, for a fee of 2.5% of the outstanding balance of the Loan.

          The Company incurred issuance costs of $20 with respect to the Loan, which were recorded in other accounts receivable and prepaid expenses account and are amortized to financial expenses over the term of the Loan.

          According to the Agreement, the Bank received a first priority security interest on all of the Company's assets, excluding intellectual property. Furthermore, Inc. agreed not to pledge the intellectual property to any third party.

          As part of the Agreement, the Company issued the Bank warrants to purchase 946 shares of Series D Preferred Shares at an exercise price of $47.55 per Preferred D Share. The warrants will expire ten years from issuance date and includes certain anti-dilution protection provisions. At the issuance date, the fair value of the warrants was $35, which was recorded as a liability and discount on the Loan (see Note 7(c)).

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

          The Loan balance consists of the following:

	December 31, 2013	September 30, 2014
		Unaudited
Opening balance	$—	$1,333
Receipt of loan	1,500	—
Repayment of loan	(141)	(422)
Discount in respect of warrants	(35)	—
Amortization of discount	9	9

Closing balance	$1,333	$920

          The Loan matures as follows:

Year ended December 31, 2013
2014 (current maturity)	$563
2015	563
2016	233

$1,359

          Based on the aforementioned covenants, the Company restricted certain of its cash of $1,699 and $1,172 as of December 31, 2013 and September 30, 2014 (unaudited), respectively.

NOTE 7: — WARRANTS TO PURCHASE CONVERTIBLE PREFERRED SHARES

          The table below summarizes the outstanding warrants as of September 30, 2014 (unaudited):

	Number of warrants outstanding	Fair value of warrants outstanding
	Unaudited
Warrants to purchase Series A2 Preferred Shares of NIS 0.01 nominal value(a)	3,702	$147
Warrants to purchase Series D Preferred Shares of NIS 0.01 nominal value (b) (c)	57,024	2,602
Warrants to purchase Series E Preferred Shares of NIS 0.01 nominal value(d)	31,031	2,267

Total	91,757	$5,016

(a)
On January 26, 2009, the Company signed share purchase agreements with certain investors pursuant to which warrants were granted to purchase 2,302 Series A2 Preferred Shares at an exercise price of NIS 0.01 per share. These warrants have an exercise period of seven years. In addition, during 2010-2012 warrants to purchase 1,400 Series Preferred A2 Shares were issued to such investors as the result of triggering an anti-dilution feature. Such warrants have an exercise price of NIS 0.01 per share and an exercise period until January 26, 2016.

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

(b)
On July 19, 2012, the Company signed share purchase agreements with its existing and new investors pursuant to which warrants were granted to such investors and a warrant to a placement agent as a finder's fee, to purchase 54,816 and 1,262 shares, respectively, of Series D Preferred Shares at an exercise price of NIS 0.01 per share. These warrants have an exercise period of seven and two years, respectively.

(c)
On February 20, 2013, Inc. signed an Agreement pursuant to which warrants were granted to the Bank to purchase 946 Series D Preferred Shares at an exercise price of $47.55 per share. The warrant has an exercise period of ten years.

(d)
On February 17, 2014, the Company signed share purchase agreements with its existing and new investors pursuant to which warrants were granted to such investors to purchase 31,031 shares of Series E Preferred Shares at an exercise price of $0.01 per share. These warrants are exercisable until the earliest of seven years after February 17, 2014, consummation of an initial public offering or a merger/acquisition event.

          The exercise price and the number of shares to be issued upon exercise of the above warrants are subject to weighted average adjustments for dilution and therefore are classified as liability in accordance with ASC 815 and re-measured using the Monte Carlo Cliquent Model as described below.

          In estimating the warrants' fair value, the Company used the following assumptions:

          Investors and finder fee warrants:

	December 31, 2012	December 31, 2013	September 30, 2014
Unaudited
Risk-free interest rate(1)	0.37%-1.08%	0.41%-1.94%	0.28%-2.08%
Expected volatility(2)	41.5%-135.9%	99%-122.2%	40.1%-124.1%
Expected life (in years)(3)	3.08-6.55	2.08-5.55	1.33-6.38
Expected dividend yield(4)	0%	0%	0%
Fair value:
Warrants	$10.27-39.53	$19.18-24.90	$39.50-73.06

          Bank warrants:

	February 20, 2013	December 31, 2013	September 30, 2014
	Unaudited		Unaudited
Risk-free interest rate(1)	1.99%	2.87%	2.36%
Expected volatility(2)	49.9%	96.9%	109.8%
Expected life (in years)(3)	10	9.15	8.4
Expected dividend yield(4)	0%	0%	0%
Fair value:
Warrants	$28.27	$22.78	$43.41

(1)
Risk-free interest rate based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

(2)
Expected volatility was calculated based on actual historical share price movements of companies in the same industry over a term that is equivalent to the expected term of the option.

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

(3)
Expected life the expected life was based on the contractual term of the warrants.

(4)
Expected dividend yield was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

          The Company re-measured these warrants at fair value in the total amount of $2,095, $1,300 and $5,016 as of December 31, 2012 and 2013 and September 30, 2014 (unaudited), respectively. Consequently, during the years ended December 31, 2012 and 2013 and the nine months period ended September 30, 2013 (unaudited) and 2014 (unaudited), the Company recorded $(60), $(830), $17 and $1,871 as financial expenses (income), net, as a result of a changes in the Company's warrants value, respectively.

NOTE 8: — COMMITMENTS AND CONTINGENT LIABILITIES

a.
The Company and Inc.'s facilities are leased under several operating lease agreements.

  The Company signed a lease agreement in Israel for its offices for a period of 36 months beginning July 1, 2012 until June 30, 2015. In addition, Inc. signed a lease agreement in US for its offices for a period of 17 months beginning September 30, 2013 until February 28, 2015.

  As of December 31, 2013, the future minimum aggregate lease commitments under non-cancelable operating lease agreements are as follows:

Year ended December 31,	Total
2014	$209
2015	79

$288

b.
Under the royalty-bearing programs administered by the Office of the Chief Scientist (the "OCS"), the Company is not obligated to repay any amounts received from the OCS if it does not generate any income from the results of the funded research program. If income is generated from a funded research program, the Company is committed to pay royalties at a rate between 3% and 5% of all future revenues arising from such research programs, and up to a maximum of 100% of the amount received, linked to the LIBOR.

  The Company may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount (depending on the manufacturing percentage that is performed outside of Israel) plus interest, in case of manufacturing the developed products outside of Israel and up to 600% in case of transferring intellectual property rights in technologies developed using these grants. Both transferring manufacturing and transferring intellectual property outside of Israel require special approvals from the OCS.

  For the years ended December 31, 2012 and 2013, the Company incurred no additional obligation to the OCS. As of December 31, 2013, the Company's aggregate contingent obligation for payments to OCS, based on royalty-bearing participation received or accrued, totaled approximately $362.

  In addition, the Company received grants from the Incubator, RAD BioMed Ltd., of $280 under the incubator program during 2005-2006 (the "Incubator Period") for a disposable system for dosage and application of drugs with a multi-use control unit. The Company's grants received in the Incubator Period are not subject to royalty payments but may increase to up to 300% or 600% of

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

  the grants amounts as mentioned above in case of transferring intellectual property or the manufacturing of the developed products outside of Israel.

  In the event that intellectual property rights are deemed to be transferred out of Israel, the grants amount from the OCS and the Incubator may become a loan to be repaid immediately at up to 600% of the grants amounts as described above. Currently, the Company's management believes no intellectual property has been transferred out of Israel and disclosure of the Company's know how is made solely in connection with the transfer of manufacturing rights of the Company's products to subcontractors. The Company is in the process of obtaining a special approval from the OCS in this respect. Accordingly, no provision has been recorded.

c.
On March 26, 2009, the Company and Harro Hofliger ("HH") signed an agreement, whereby, the two companies agreed to cooperate in the development of certain parts intended to be integrated in the Company's products, and HH agreed to develop and set up an industrial production line for these parts, in consideration for a royalty of up to 2% of any royalties paid to the Company for sales of PatchPump for a period of 10 years (the "Agreement Term") from the first product sale. In certain terms, as described in the agreement, the royalties might be increased to a rate of 7%.

  The Company has the option during the Agreement Term to purchase HH's rights, including HH's part of the manufacturing IP and its right for any consideration, for a one-time payment of $2,500. Upon such an exercise of the Company's option, HH shall not be entitled to any further compensation.

  HH is entitled also to a one-time payment of up to $2,500 in case the Company consummates a merger or consolidation event, as defined in the agreement, and termination of the agreement is required.

  HH did not complete its obligations on a timely basis, and therefore, on June 16, 2014 the Company terminated the agreement.

NOTE 9: — TAXES ON INCOME

a.
Tax rates applicable to the Company:

1.
Taxable income of the Company is subject to the Israeli corporate tax at the following rates: 2011 — 24%, 2012 — 25% and 2013 — 25%.

2.
On July 29, 2013, the Knesset approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which includes, among others, raising the Israeli corporate tax rate from 25% to 26.5% for 2014 and thereafter.

b.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

  On April 1, 2005, an amendment to the Law came into effect ("the Amendment") and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

  During 2013, the Company elected 2012 as a "Year of Election" to receive "Beneficiary Enterprise" status.

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

  Under the Law and its Amendment, the Company is entitled to various tax benefits, defined by this law, under the "Alternative Benefits" track as a Beneficiary Enterprise.

  Pursuant to the beneficiary program, the Company is entitled to a tax benefit period of seven to ten years on income derived from this program as follows: the Company is fully tax exempted for a period of the first two years and for the remaining five to eight subsequent years is subject to tax at a rate of 10% — 25% (based on the percentage of foreign ownership of the Company).

  The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the Year of Election.

  If dividends are distributed out of tax exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the Beneficiary Enterprise in the year in which the income was earned, as if it had not chosen the alternative track of benefits.

  The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from Beneficiary enterprises, if the dividend is distributed during the tax benefits period or within twelve years thereafter. This limitation does not apply to a foreign investors' company. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

  The above benefits are conditioned upon the fulfillment of the conditions stipulated by the Law and regulations published thereunder, including certain restrictions on manufacturing outside of Israel. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI.

  As a result of the amendment, tax-exempt income generated under the provisions of the Law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

  Through December 31, 2013 and September 30, 2014 (unaudited), the Company had not generated income under the provision of the Law.

  Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 68):

  In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011 ("the Amendment"), which prescribes, among others, amendments in the Law. The Amendment became effective as of January 1, 2011. According to the Amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire privileged income under its status as a privileged company with a privileged enterprise. Commencing from the 2011 tax year, the Company can elect (without possibility of reversal) to apply the Amendment in a certain tax year and from that year and thereafter, it will be subject to the amended tax rates. The tax rates under the Amendment are: 2011 and 2012 — 15% (in development area A — 10%) and in 2013 — 12.5% (in development area A — 7%). The Amendment did not have any impact on the Company.

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

  Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71):

  On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which consists of Amendment 71 to the Law ("the Amendment"). According to the Amendment, the tax rate on preferred income form a preferred enterprise in 2014 and thereafter will be 16% (in development area A — 9%).

  The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

  The Company estimates that the effect of the change in tax rates will not have a material impact on the consolidated financial statements.

c.
Losses for tax purposes:

  The Company has accumulated net operating losses for Israeli income tax purposes as of December 31, 2013 in the amount of approximately $13,837. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

d.
Deferred income taxes:

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2012	2013
Deferred tax assets:
Net operating loss	$2,204	$3,667
Research and development credit	573	1,441
Accrued social benefits and other	24	24

Deferred tax assets before valuation allowance	2,801	5,132
Valuation allowance	(2,801)	(5,132)

Net deferred tax asset	$—	$—

  In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance at December 31, 2012 and 2013.

e.
Loss (income) before taxes on income consists of the following:

	December 31,
	2012	2013
Domestic	$3,655	$7,899
Foreign	397	(139)

	$4,052	$7,760

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

f.
The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes.

g.
Uncertain tax positions:

  A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
			September 30, 2014
	2012	2013
			Unaudited
Unrecognized tax benefits, beginning of period	$—	$28	$125
Increase in unrecognized tax benefits for current period	28	97	83

	$28	$125	$208

  As of December 31, 2013, the Company is subject to Israeli income tax audits for the tax years 2011 through 2013 and to U.S. federal income tax audits for the tax years of 2012 through 2013.

NOTE 10: — SHAREHOLDERS' DEFICIT

a.
Share capital is composed as follows:

	December 31, 2012		December 31, 2013		September 30, 2014
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
					Unaudited
	Number of shares
Ordinary share of NIS 0.01 nominal value	4,471,220	64,752	4,471,220	64,752	3,959,881	64,803

Series A1 Preferred share of NIS 0.01 nominal value	4,189	4,189	4,189	4,189	4,189	4,189
Series A2 Preferred share of NIS 0.01 nominal value	26,600	24,237	26,600	24,237	27,939	24,237
Series B Preferred share of NIS 0.01 nominal value	127,418	127,418	127,418	127,418	127,418	127,418
Series C Preferred share of NIS 0.01 nominal value	39,073	39,073	39,073	39,073	39,073	39,073
Series D Preferred share of NIS 0.01 nominal value	331,500	219,259	331,500	273,423	331,500	273,422
Series E Preferred share of NIS 0.01 nominal value	—	—	—	—	510,000	292,391

	528,780	414,176	528,780	468,340	1,040,119	760,730

Total	5,000,000	478,928	5,000,000	533,092	5,000,000	825,533

  The Ordinary Shares entitle their holders to one vote per share on all matters to be voted on by the shareholders of the Company, to receive dividends according to Board of Directors' decision, to participate in the balance of the Company's assets remaining after liquidation, dissolution or winding up, ratably in proportion to the number of shares of Ordinary Shares held by them, to increase

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

  or decrease Ordinary Shares, any other preferences, voting powers, relative, participating, optional or other special rights and privileges right compulsorily granted by the law to the holders of Ordinary Shares.

  The holders of Preferred Shares shall have rights, preferences and privileges, as follows:

  Liquidation Preference — Based on preference of distribution, the holders of Preferred Shares shall be entitled to receive, out of funds legally available thereof, as determined and declared by the Board of Directors of the Company, dividends at an amount per share equal to eight percent per annum compounded annually from the issuance date, to the date of payment of such dividends, plus accrued and unpaid dividends.

  Based on preference of distribution, until a Qualified IPO occurs, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, change in control or distribution, the Company's assets or surplus funds legally available for distribution shall be distributed to the holders of Preferred Shares pursuant to which each Preferred Share will be entitled to receive the original issue price paid by each Preferred shareholder, plus all accrued but unpaid dividends. The aggregate liquidation preference as of December 31, 2012 and 2013 and September 30, 2014 (unaudited) amounted to $20,023, $24,336 and $45,795, respectively. None of the foregoing dollar amounts include dividends, as the Board of Directors has not declared any dividends since inception.

  Preemptive rights — Until the earlier of the consummation of a Qualified IPO or consummation of a change in control, each shareholder holding at least one percent of the issued and outstanding share capital of the Company on a fully diluted and as converted basis (the "Qualified Shareholders") shall have preemptive rights to purchase all or part of such Qualified Shareholder's pro-rata share of new securities that the Company may sell and issue, from time to time.

  Voting — Each shareholder shall have one vote for each Ordinary Share held by such shareholder of record or such Ordinary Shares as would be held by each holder of Preferred Share if all Preferred Shares were converted to Ordinary Shares at the then effective conversion rate, on every resolution.

  Conversion — Each holder of a Preferred Share shall be entitled to convert, at any time and from time to time, and without payment of additional consideration, into such number of fully paid and non-assessable shares of Ordinary Share in ratio as determined in the AOA of one to one. The conversion price shall be subject to adjustments as describe in the AOA.

  All outstanding Preferred Shares shall automatically be converted into Ordinary Shares at the then-effective conversion rate applicable upon the occurrence date of either a Qualified IPO or affirmative vote or written consent of the majority shareholders of the then outstanding Preferred Shares, with respect to each series.

b.
On February 21, 2012, the Company signed an agreement with an existing investor pursuant to which $1,491, net of issuance costs, was invested in exchange for 39,073 Series C Preferred Shares at a price of $38.39 per share.

  Based on the rights and privileges of the shareholders of the Preferred Shares as mentioned in the Company's AOA regarding adjustments to the number of Preferred Shares in the case of a dilutive issuance, Series A shareholders are entitled to another 1,568 Series A Preferred Shares as a trigger of the above investment round, which will be issued only once such Series A Preferred Shares are converted to Ordinary Shares.

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

c.
On July 19, 2012, the Company signed an agreement with its existing and new investors pursuant to which $10,407, net of issuance costs, was invested in exchange for 219,259 Series D Preferred Shares and 56,078 warrants to purchase 56,078 of Preferred D Shares at a price of $47.55 per share.

  The exercise price and the number of shares to be issued upon exercise of the warrants are subject to weighted average adjustments for dilution in accordance with ASC 815 and therefore are classified as liability and re-measured using the Monte Carlo Cliquent Model as described in Note 7(b).

d.
On May 1, 2013, the Company signed an addendum to the Series D Preferred Share purchase agreement (See Note 10c) to raise additional funds in an aggregate net amount of $2,574. Under the addendum, the Company issued 54,163 Series D Preferred Shares to its existing investors and a new investor for a price of $47.55 per share.

e.
On February 17, 2014 and April 9, 2014, the Company executed the first and second closings in total gross amount of $13,608 and $5,625 at a price per share of $65.78 for the issuance of 206,877 and 85,514 Series E Preferred Shares, respectively, and 31,031 warrants to purchase 31,031 of Preferred E Shares with an exercise price of $0.01 per Preferred E Share, exercisable until the earliest of seven years after February 17, 2014, the consummation of an initial public offering or a merger and acquisition event. The issuance costs related to the above investment round amounted to $26.

  The exercise price and the number of shares to be issued upon exercise of the warrants are subject to weighted average adjustments for dilution in accordance with ASC 815 and therefore classified as liability and re-measured using the Monte Carlo Cliquent Model as described in Note 7(d).

f.
During the nine month ended September 30, 2014 (unaudited), the Company incurred direct and incremental costs related to the IPO, including among others, accounting, consulting, legal and printing fees of $990, which were capitalized as a non-current asset. As of September 30, 2014 (unaudited), $104 out of the aforementioned amount was paid.

g.
Stock-based compensation:

  On June 18, 2009, a stock option plan (the "2009 Plan") was adopted by the Board of Directors of the Company, under which options to purchase up to 7,222 Ordinary Shares have been reserved. Such pool was increased over the years and as of December 31, 2013, options to purchase up to 111,278 Ordinary Shares were authorized. The 2009 Plan was adopted in accordance with the amended sections 102 and 3(i) of Israel's Income Tax Ordinance. Under the 2009 Plan, options to purchase Ordinary Shares of the Company may be granted to employees, advisors, directors, consultants and service providers of the Company or any subsidiary or affiliate. The default vesting schedule is up to three years, subject to the continuation of employment or service. Each option may be exercised into Ordinary Shares during a period of seven years from the date of grant, unless a different term is provided in the option agreement. On April 30, 2013, the 2013 Stock Incentive Sub Plan (the "2013 Sub Plan") was adopted by the Board of Directors of the Company, which set forth the terms for the grant of share awards to Inc.'s employees or US non-employees. As of December 31, 2013, the Company has 58,016 Ordinary Shares available for future grant under the 2009 Plan.

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

  Transactions related to the grant of options to employees under the 2009 Plan during the year ended December 31, 2013, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$
Options outstanding at beginning of year	51,022	31.87	6.33
Options granted	9,019	36.58
Options expired	(2,317)	38.39
Options forfeited	(4,462)	34.59
Options outstanding at end of year	53,262	32.15	5.49	4.11

Options vested and expected to vest at end of year	53,262	32.15	5.49	—

Exercisable at end of year	28,754	30.75	5.31	4.11

  The options outstanding as of December 31, 2013 have been separated into ranges of exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2013	Weighted average remaining contractual term	Options exercisable as of December 31, 2013	Weighted average remaining contractual term
		(years)		(years)
0.01	2,450	4.90	2,450	4.90
31.55	34,832	5.07	18,373	5.09
38.39	15,980	6.00	7,931	5.81

	53,262	5.49	28,754	5.31

  The weighted-average grant-date fair value of options granted during the years ended December 31, 2012 and 2013 was $0.50 and $0.16, respectively.

  The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company's ordinary shares on the last day of fiscal 2013 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2013. This amount is impacted by the changes in the fair market value of the Company's shares.

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

  The following table presents the assumptions used to estimate the fair values of the options granted in the period presented:

	Year ended December 31,
	2012	2013
Volatility	72.2%-72.8%	71.7%-72.9%
Risk-free interest rate	0.99%-1.25%	1.07%-2.12%
Dividend yield	0%	0%
Expected life (years)	5.87-6.81	4.9-6.53

  As of December 31, 2013, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $10, which is expected to be recognized over a weighted average period of approximately 1.35 years.

  On July 7, 2014, the Company's Board of Directors approved to reduce the exercise price of all outstanding options which were previously granted to certain employees at an exercise price which exceeded $28 per share down to $28 per share, representing the underlying fair value of the Ordinary Share at that date. The Company accounted for the reduction of the options' exercise price pursuant to ASC 718 as a modification. Accordingly, additional compensation of $49 was calculated as the fair value of the modified award in excess of the fair value of the original award measured immediately before its terms have been modified based on current circumstances and recorded incremental fair value as an immediate or future expense based on the vesting schedule of the relevant options. During the nine and three months period ended September 30, 2014 (unaudited) the Company recorded out of the aforementioned amount compensation cost of $41 as result of the above modification.

  In addition, in July and September 2014, the Company's Board of Directors approved a grant of 43,865 and 21,599 options, respectively, to purchase ordinary shares at an exercise price of $28 per share.

  The total compensation cost related to all of the Company's equity-based awards, recognized during the years ended December 31, 2012 and 2013 and for the nine months period ended September 30, 2013 (unaudited) and 2014 (unaudited) was comprised as follows:

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited
Research and development	$2	$1	$1	$54
Marketing	—	—	—	28
General and administrative	3	7	5	100

	$5	$8	$6	$182

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

NOTE 11: — SELECTED STATEMENTS OF COMPREHENSIVE LOSS

a.
Financial expense (income), net:

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited
Interest expense and bank fees	$7	$81	$72	$69
Revaluation of fair value of warrants to purchase Convertible Preferred Shares	(70)	(830)	17	1,871
Foreign currency translation adjustments and others	(29)	(12)	(8)	6

	$(92)	$(761)	$81	$1,946

b.
The loss and the weighted average number of shares used in computing basic and diluted net loss per share for the years ended December 31, 2012 and 2013 and for the nine months period ended September 30, 2013 (unaudited) and 2014 (unaudited), is as follows:

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited
Numerator:
Net loss	$4,080	$7,857	$5,892	$13,336
Dividends accumulated for the period (*)	1,042	1,738	1,270	2,227

Net loss available to shareholders of Ordinary shares	$5,122	$9,595	$7,162	$15,563

Denominator:
Weighted average number of Ordinary Shares used in computing basic and diluted net loss per share	64,752	64,752	64,752	64,758

Weighted average number of Ordinary Shares used in computing basic and diluted pro forma net loss per share (unaudited)		589,639		852,873

(*)
The net loss used for the computation of basic and diluted net loss per share include the compounded dividend of eight percent per annum which shall be distributed to shareholders in case of distributable assets determined in the AOA under the liquidation preference right (See Note 10a)

  Convertible securities such as warrants to purchase Series Preferred A2, D, E1 Shares, and options to grantees under the 2009 Plan and 2013 Sub Plan, have not been taken into account due to their anti-dilutive effect.

NOTE 12: — SUBSEQUENT EVENTS

a.
The Company evaluates events or transactions that occur after the balance sheet date but prior to the issuance of consolidated financial statements to identify matters that require additional disclosure. For

STEADYMED LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. dollars in thousands (except share and per share data)

  its annual consolidated financial statements as of December 31, 2013 and for the year then ended, and for the interim consolidated financial statements as of September 30, 2014 (unaudited) and for the nine months then ended (unaudited), the Company evaluated subsequent events through November 12, 2014, the date that the interim consolidated financial statements were issued. Except as described below, the Company has concluded that no subsequent event has occurred that requires disclosure.

b.
Subsequent to the balance sheet date, on October 22, 2014, the Company's Board of Directors and shareholders duly approved an amendment to the 2009 Plan, adding 15,000 shares to the pool of shares available for grant.

Ordinary Shares

Prospectus, Dated                            ,

Wells Fargo Securities	RBC Capital Markets
JMP Securities

          Through and including                          ,              (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

          The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the ordinary shares being registered. All the amounts shown are estimates except the SEC registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Amount to be Paid
SEC registration fee	$
FINRA filing fee
NASDAQ listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be filed by Amendment.

Item 14.    Indemnification of Directors and Officers

          Under the Israeli Companies Law 5759-1999, or the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our restated articles of association to be effective upon the closing of this offering will allow us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

          A company may not exculpate in advance a director from liability arising out of breach of his duty of care in a prohibited dividend or distribution to shareholders. Under the Companies Law and the Israeli Securities Law, 5728-1968, an Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

  •
  financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator's award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company's activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the abovementioned foreseen events and amount or criteria;

  •
  reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, following which no indictment was filed against such office holder as a result of such investigation or proceeding and no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, following such investigation, no indictment was filed against such officer but financial liability was imposed, as a substitute to a criminal proceeding that does not require proof of criminal intent; or in connection with a monetary sanction;

  •
  reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

  •
  expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

          Under the Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company's articles of association:

  •
  a breach of duty of care toward the company or toward a third party, including a breach arising out of the negligent conduct of the office holder (but excluding in case of recklessness);

  •
  a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; and

  •
  a financial liability imposed on the office holder in favor of a third party.

          Under the Companies Law, a company may not indemnify or insure an office holder against any of the following:

  •
  a breach of duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company and to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

  •
  a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

  •
  an act or omission committed with intent to derive unlawful personal benefit; or

  •
  a fine or forfeit levied against the office holder.

          We have obtained directors' and officers' liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Securities Law and the Companies Law. In addition, prior to the closing of this offering, we intend to enter into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by the Israeli Securities Law and the Companies Law and our restated articles of association to be effective upon the closing of this offering, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, by the shareholders.

          In the opinion of the Securities and Exchange Commission, indemnification of directors and office holders for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, however, is against public policy and therefore unenforceable.

          There is no pending litigation or proceeding against any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Item 15.    Recent Sales of Unregistered Securities

          Since January 1, 2011, we have made sales of the following unregistered securities:

            (1)     Between January 1, 2011 and October 15, 2014, we granted options to purchase our ordinary shares or restricted share awards under our 2009 Stock Plan to purchase an aggregate of 7,144 shares of our ordinary shares at exercise prices ranging between $28.00 and $38.39 per share (prior to repricing in July 2014) to a total of 16 employees, directors and consultants.

            (2)     Between January 1, 2011 and October 15, 2014, we granted options to purchase our ordinary shares or restricted share awards under our 2013 Stock Incentive Subplan to purchase an aggregate of 110,752 shares of our ordinary shares at exercise prices ranging between $28.00 and $30.67 per share (prior to repricing in July 2014) to a total of 14 employees, directors and consultants.

            (3)     Between July 21, 2011 and December 11, 2011, we issued 64,026 shares of our Series B preferred shares to 11 accredited investors at a per share price of $31.55, for aggregate gross consideration of approximately $2,020,000.

            (4)     On February 21, 2012, we issued 39,073 shares of our Series C preferred shares to 1 accredited investor at a per share price of $38.39, for aggregate gross consideration of approximately $1,500,000.

            (5)     Between July 19, 2012, and May 1, 2013, we issued an aggregate of 273,422 shares of our Series D preferred shares and 56,078 warrants to purchase 56,078 Series D preferred shares to 10 accredited investors at a per share price of $47.55, for aggregate gross consideration of approximately $13,000,000.

            (6)     On February 20, 2013, we issued warrants to purchase 946 Series D preferred shares to a commercial bank.

            (7)     Between February 17, 2014 and April 9, 2014, we issued an aggregate of 292,391 shares of our Series E preferred shares and 31,031 warrants to purchase 31,031 Series E preferred shares to 28 accredited investors at a per share price of $65.78, for aggregate consideration of approximately $19,233,480.

          Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the share certificates issued in these transactions.

Item 16.    Exhibits and Financial Statement Schedule

(a)
Exhibits.

          The following exhibits are included herein or incorporated herein by reference:

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement
3.1	**	Eighth Amended and Restated Articles of Association of the Registrant, as presently in effect
3.2	*	Form of Restated Articles of Association of the Registrant, to be in effect upon completion of this offering
4.1	*	Form of Ordinary Shares Certificate
4.2	**	Fourth Amended Investor Rights Agreement, dated February 24, 2014, by and among the Registrant and certain of its shareholders
5.1	*	Opinion of Amit, Pollak, Matalon & Co.
10.1	+**	SteadyMed Ltd. 2009 Stock Option Plan and forms of agreements relating thereto
10.2	+**	SteadyMed Ltd. 2013 Stock Incentive Subplan and forms of agreements relating thereto
10.3	#	Supply Agreement, dated December 10, 2013
10.4	**	Lease, dated September 20, 2012, by and between the Registrant and Annabel Investment Company
10.5	**	First Lease Addendum, dated June 11, 2013, by and between the Registrant and Annabel Investment Company
10.6		Lease Agreement, dated May 9, 2012, by and among the Registrant, Bacher and Sons (1983) and Food Distribution and Marketing Ltd.
10.7	**	Loan and Security Agreement, dated February 20, 2013, by and between SteadyMed Therapeutics, Inc. and Square 1 Bank
21.1	**	Subsidiaries of the Registrant
23.1	*	Consent of Independent Registered Public Accounting Firm
23.2	*	Consent of Amit, Pollak, Matalon & Co. (included in Exhibit 5.1)
24.1		Power of Attorney (included in signature page)

*
To be filed by Amendment.

**
Previously filed.

+
Indicates a management contract or compensatory plan.

#
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
(b)
Financial Statement Schedules.

          Schedules have been omitted because they are not required or are not applicable.

Item 17.    Undertakings

          The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that:

            (1)     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

            (2)     For the purpose of determining any liability under the Securities Act, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Ramon, California on the day of                          ,             .

STEADYMED LTD.
By:	Name: Jonathan M.N. Rigby Title: President and Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan M.N. Rigby and David W. Nassif, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Jonathan M.N. Rigby	President and Chief Executive Office (Principal Executive Officer) and Authorized Representative in the United States
David W. Nassif	Chief Financial Officer (Principal Financial and Accounting Officer)
Keith Bank	Director
Stephen J. Farr	Director
Ron Ginor	Director
Brian J. Stark	Director

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement
3.1	**	Eighth Amended and Restated Articles of Association of the Registrant, as presently in effect
3.2	*	Form of Restated Articles of Association of the Registrant, to be in effect upon completion of this offering
4.1	*	Form of Ordinary Shares Certificate
4.2	**	Fourth Amended Investor Rights Agreement, dated February 24, 2014, by and among the Registrant and certain of its shareholders
5.1*		Opinion of Amit, Pollak, Matalon & Co.
10.1	+**	SteadyMed Ltd. 2009 Stock Option Plan and forms of agreements relating thereto
10.2	+**	SteadyMed Ltd. 2013 Stock Incentive Subplan and forms of agreements relating thereto
10.3	#	Supply Agreement, dated December 10, 2013
10.4	**	Lease, dated September 20, 2012, by and between the Registrant and Annabel Investment Company
10.5	**	First Lease Addendum, dated June 11, 2013, by and between the Registrant and Annabel Investment Company
10.6		Lease Agreement, dated May 9, 2012, by and among the Registrant, Bacher and Sons (1983) and Food Distribution and Marketing Ltd.
10.7	**	Loan and Security Agreement, dated February 20, 2013, by and between SteadyMed Therapeutics, Inc. and Square 1 Bank
21.1	**	Subsidiaries of the Registrant
23.1	*	Consent of Independent Registered Public Accounting Firm
23.2	*	Consent of Amit, Pollak, Matalon & Co. (included in Exhibit 5.1)
24.1		Power of Attorney (included in signature page)

*
To be filed by Amendment.

**
Previously filed.

+
Indicates a management contract or compensatory plan.

#
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.